UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

                   Sumário

    Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	8
Capital Ratios - Basel III	19
Economic Environment	20
Main Economic Indicators	21
Guidance	21
Managerial Income vs. Adjusted Income Statement	22
2 - Economic and Financial Analysis	25
Consolidated Statement of Financial Position and Adjusted Income Statement	26
Interest and Non-Interest Earning Portions	27
– Interest Earning Portion	28
• Interest Earning Portion of Credit Intermediation	30
• Interest Earning Portion of Securities/Other	44
• Interest Earning Portion of Insurance	44
– Non-Interest Earning Portion	44
Insurance, Pension Plans and Capitalization Bonds	45
– Bradesco Vida e Previdência	49
– Bradesco Saúde e Mediservice	50
– Bradesco Capitalização	51
– Bradesco Auto/RE and Atlântica Companhia de Seguros	52
Fee and Commission Income	53
Personnel and Administrative Expenses	57
– Operating Coverage Ratio	58
Tax Expenses	59
Equity in the Earnings (Losses) of Affiliates	59
Non-Operating Income	59
3 - Return to Shareholders	61
Corporate Governance	62
Investor Relations area – IR	62
Sustainability	63
Bradesco Shares	63
Market Capitalization	66
Main Indicators	67
Dividends/Interest on Shareholders’ Equity – JCP	68
Weight on Main Stock Indexes	68
4 - Additional Information	69
Market Share of Products and Services	70
Ratings	71
Reserve Requirements	71
Investments in Infrastructure, Information Technology and Telecommunications	72
Risk Management	73
Capital Management	73
Basel Ratio	74
5 - Independent Auditors’ Report	75
Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report	76
6 - Complete Financial Statements 1st semester of 2016	79

Bradesco    1

                   Sumário

    Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2  Economic and Financial Analysis Report - March 2016

                   Press Release

   Highlights

The main figures obtained by Bradesco in the first semester of 2016 are presented below:

1.   Adjusted Net Income(1) for the first semester of 2016 stood at R$8.274 billion (a 5.7% decrease compared to the R$8.778 billion recorded in the same period of 2015), corresponding to earnings per share of R$3.14 and Return on Average Adjusted Shareholders’ Equity(2) of 17.4%(2).

2.   As for the source, the Adjusted Net Income is composed of R$5.730 billion from financial activities, representing 69.3% of the total, and of R$2.544 billion from insurance, pension plans and capitalization bonds operations, which together account for 30.7%.

3.   In June 2016, Bradesco’s market capitalization stood at R$144.366 billion(3).

4.   Total Assets, in June 2016, stood at R$1.105 trillion, an increase of 7.3% over the June 2015 balance. The return on Average Total Assets was 1.5%.

5.   In June 2016, the Expanded Loan Portfolio(4) reached R$447.492 billion, a decrease of 3.4% over June 2015. Operations with individuals totaled R$148.919 billion (an increase of 3.8% over June 2015), while corporate section operations totaled R$298.573 billion (a 6.7% decrease over June 2015).

6.   Assets under Management stood at R$1.589 trillion, an 10.1% increase over June 2015.

7.   Shareholders’ Equity totaled R$96.358 billion in June 2016, 10.8% higher than in June 2015. The calculated Basel III Ratio, based on the Prudential Conglomerate stood at 17.7% in June 2016, 13.7% of which was classified as Common Equity/Tier I.

8.   A total of R$2.906 billion was paid to shareholders as Interest on Shareholders’ Equity for the profit generated in the first semester of 2016, of which R$1.567 billion was paid in the form of monthly and intermediaries and R$1.339 billion provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$29.517 billion, an increase of 10.6% compared with the first semester of 2015.

10. The Delinquency Ratio over 90 days stood at 4.6% in June 2016 (3.7% in June 2015).

11. The Operating Efficiency Ratio (ER)(5) in June 2016 was 37.4% (37.9% in June 2015), while in the “risk-adjusted” concept, it stood at 48.1% (46.5% in June 2015).

12. Written Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$32.439 billion in the first semester of 2016, up 6.9% when compared with the same period of 2015. Technical Reserves stood at R$190.649 billion, an increase of 15.8% compared with the balance in June 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.993 billion in the first semester of 2016, up 10.6% over the same period of the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$20.155 billion in the first semester of 2016, of which R$6.527 billion was related to taxes withheld and collected from third parties, and R$13.628 billion was calculated based on activities developed by the Bradesco Organization, equivalent to 164.7% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,483 Branches and 3,485 Service Points (PAs). Customers of Bradesco can also count on 726 ATMs located on company premises (PAEs), 40,452 Bradesco Expresso service points, 31,761 Bradesco ATMs, and 19,075 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$6.497 billion in the first semester of 2016. Social benefits provided to all 89,424 employees of the Bradesco Organization and their dependents amounted to R$1.634 billion, while investments in education, training and development programs totaled R$51.124 million.

  4  Economic and Financial Analysis Report – June 2016

                   Press Release

    Highlights

17. In July 2016, Bradesco informed the market that the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (together, known as "HSBC Brasil") had been completed and the amount paid to HSBC Latin America Holdings Limited was R$16.0 billion. This value is subject to adjustment post-closing based on the balance sheet of HSBC Brasil (IFRS based).

18. Major Awards and Acknowledgments in the period:

•       Voted, for the fifth consecutive time, as the "Best Bank in the country," and Bradesco BBI was recognized for the second time as the "Best Investment Bank in Brazil" in the edition of "Awards for Excellence 2016" (Euromoney magazine);

•       Bradesco was awarded “Best Bank of the Year” in efinance 2016, by Executivos Financeiros (Financial Executives magazine), with 14 awards;

•       Bradesco Asset Management (Bram) received from Standard & Poor's, the level AMP-1 (very strong), which is the highest in the scale of quality management of S&P Global Ratings; and

•       Featured in the "Global Finance 2016" awards, receiving two awards: Receba Fácil, in the Trade Finance category and “Novo Net Empresa” for cell phones, in the Transaction Services (Global Finance magazine) category.

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view to incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long-term. To reinforce this positioning, we highlight the adherence to corporate initiatives recognized worldwide, such as the Global Compact, the Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform). Our governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy´s implementation. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI), of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both of BM&FBOVESPA.

With a broad social and educational program in place for 59 years, Fundação Bradesco operates 40 schools across Brazil. In 2016, an estimated budget of R$593.360 million will benefit approximately 101,566 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed to be free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 550 thousand students will benefit from it through its e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in its schedule, and another 21,490 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender – Educating and Learning).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, (ROAE of 18.1% in the previous criterion, in the first semester of 2016), and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco    5

                   Press Release

    Main Information

R$ million	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	Variation %
									2Q16 x 1Q16	2Q16 x 2Q15
Income Statement for the Period
Book Net Income	4,134	4,121	4,353	4,120	4,473	4,244	3,993	3,875	0.3	(7.6)
Adjusted Net Income	4,161	4,113	4,562	4,533	4,504	4,274	4,132	3,950	1.2	(7.6)
Total Net Interest Income	14,962	14,892	14,512	13,735	13,541	13,599	12,986	12,281	0.5	10.5
Gross Credit Intermediation Margin	11,408	11,486	11,313	10,806	10,427	10,242	10,061	9,798	(0.7)	9.4
Net Credit Intermediation Margin	6,384	6,038	7,121	6,954	6,877	6,662	6,754	6,450	5.7	(7.2)
Provision for Loan Losses (ALL) Expenses	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(7.8)	41.5
Fee and Commission Income	6,624	6,405	6,597	6,380	6,118	5,744	5,839	5,639	3.4	8.3
Administrative and Personnel Expenses	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	(7,835)	(7,192)	3.6	8.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,253	15,186	19,130	15,125	16,723	13,634	17,806	12,904	13.6	3.2
Statement of Financial Position
Total Assets (1)	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	0.3	7.3
Securities	437,580	414,926	407,584	364,472	356,115	344,430	346,358	343,445	5.5	22.9
Loan Operations (2)	447,492	463,208	474,027	474,488	463,406	463,305	455,127	444,195	(3.4)	(3.4)
- Individuals	148,919	147,759	147,749	145,234	143,461	142,051	141,432	138,028	0.8	3.8
- Corporate	298,573	315,449	326,278	329,253	319,945	321,254	313,695	306,167	(5.3)	(6.7)
Allowance for Loan Losses (ALL) (3)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	(23,146)	(22,623)	4.5	33.9
Total Deposits	179,436	189,192	195,760	203,637	195,926	211,702	211,612	211,882	(5.2)	(8.4)
Technical Reserves	190,649	182,973	177,835	168,629	164,566	157,295	153,267	145,969	4.2	15.8
Shareholders' Equity	96,358	93,330	88,907	86,233	86,972	83,937	81,508	79,242	3.2	10.8
Assets under Management	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	1,426,099	1,385,135	-	10.1
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.14	3.20	3.23	3.15	3.05	2.92	2.77	2.60	(1.9)	3.0
Book Value per Common and Preferred Share - R$ (5)	17.42	16.87	16.07	15.59	15.71	15.16	14.72	14.31	3.3	10.9
Annualized Return on Average Equity (6) (7)	17.4	17.5	20.5	20.7	20.8	20.6	20.1	19.9	(0.1) p.p.	(3.4) p.p.
Annualized Return on Average Assets (7)	1.5	1.5	1.7	1.7	1.7	1.7	1.6	1.6	-	(0.2) p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets) (NIM)	7.5	7.5	7.5	7.6	7.6	7.5	7.3	7.1	-	(0.1) p.p.
Fixed Asset Ratio (13)	33.8	34.0	35.2	38.6	39.6	47.9	47.2	46.8	(0.2) p.p.	(5.8) p.p.
Combined Ratio - Insurance (8)	89.6	86.1	86.5	86.9	86.5	86.8	85.9	86.5	3.5 p.p.	3.1 p.p.
Efficiency Ratio (ER) (4)	37.4	37.2	37.5	37.9	37.9	38.3	39.2	39.9	0.2 p.p.	(0.5) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	80.2	80.1	80.0	79.1	78.7	77.4	76.7	75.9	0.1 p.p.	1.5 p.p.
Market Capitalization - R$ million (9)	144,366	143,720	100,044	113,288	142,098	150,532	145,536	146,504	0.4	1.6
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	9.3	8.6	8.0	7.8	6.7	6.7	6.7	6.7	0.7 p.p.	2.6 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	5.8	5.3	5.0	4.7	4.6	4.5	4.3	4.4	0.5 p.p.	1.2 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	4.6	4.2	4.1	3.8	3.7	3.6	3.5	3.6	0.4 p.p.	0.9 p.p.
Coverage Ratio (> 90 days (11)) (3)	201.0	204.2	198.0	205.7	180.4	187.0	189.0	187.2	(3.2) p.p.	20.6 p.p.
Coverage Ratio (> 60 days (11)) (3)	160.7	162.9	161.7	168.4	146.5	149.8	156.6	154.2	(2.2) p.p.	14.2 p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	17.7	16.9	16.8	14.5	16.0	15.2	16.5	16.3	0.8 p.p.	1.7 p.p.
Tier I Capital	13.7	12.9	12.7	11.4	12.8	12.1	12.9	12.6	0.8 p.p.	0.9 p.p.
- Common Equity	13.7	12.9	12.7	11.4	12.8	12.1	12.9	12.6	0.8 p.p.	0.9 p.p.
Tier II Capital	4.0	4.0	4.1	3.0	3.2	3.1	3.6	3.7	-	0.8 p.p.

  6  Economic and Financial Analysis Report – June 2016

                   Press Release

    Main Information

	Jun16	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Variation %
									Jun16 x Mar16	Jun16 x Jun15
Structural Information - Units
Service Points (14)	61,565	63,552	65,851	71,738	74,270	74,917	75,176	74,028	(3.1)	(17.1)
- Branches	4,483	4,509	4,507	4,593	4,628	4,661	4,659	4,659	(0.6)	(3.1)
- PAs (15)	3,485	3,535	3,511	3,496	3,463	3,502	3,486	3,497	(1.4)	0.6
- PAEs (15)	726	739	736	845	980	1,135	1,145	1,159	(1.8)	(25.9)
- External ATM Network - Bradesco (16) (17)	342	435	627	874	1,112	1,243	1,344	1,398	(21.4)	(69.2)
- Banco24Horas Network (16)	11,127	11,298	11,721	11,917	12,127	12,268	12,450	12,213	(1.5)	(8.2)
- Bradesco Expresso (Correspondent Banks)	40,452	41,953	43,560	48,175	50,042	50,043	50,006	49,020	(3.6)	(19.2)
- Bradesco Promotora de Vendas	936	1,069	1,175	1,824	1,904	2,051	2,073	2,068	(12.4)	(50.8)
- Branches / Subsidiaries Abroad	14	14	14	14	14	14	13	14	-	-
ATMs	50,836	50,435	50,467	50,113	49,410	48,941	48,682	48,053	0.8	2.9
- Bradesco Network	31,761	31,668	31,527	31,495	31,132	31,091	31,089	31,107	0.3	2.0
- Banco24Horas Network	19,075	18,767	18,940	18,618	18,278	17,850	17,593	16,946	1.6	4.4
Employees (18)	89,424	91,395	92,861	93,696	93,902	94,976	95,520	98,849	(2.2)	(4.8)
Outsourced Employees and Interns	12,978	13,009	13,223	13,333	13,111	12,977	12,916	12,896	(0.2)	(1.0)
Customers - in millions
Active Account Holders (19) (20)	25.2	25.6	26.0	26.4	26.5	26.6	26.5	26.6	(1.6)	(4.9)
Savings Accounts (21)	55.4	55.7	60.1	57.0	57.6	58.1	59.1	52.9	(0.5)	(3.8)
Insurance Group	49.6	50.6	49.8	48.2	47.8	47.8	46.9	46.3	(2.0)	3.8
- Policyholders	44.2	45.1	44.2	42.5	42.0	42.0	41.1	40.5	(2.0)	5.2
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.0	3.1	3.2	3.3	3.4	3.4	3.4	3.4	(3.2)	(11.8)
Bradesco Financiamentos (19)	2.6	2.7	2.8	2.8	2.9	3.0	3.1	3.1	(3.7)	(10.3)

(1)   For more information, please check note 4 – Statement of Financial Position and Statement of Managerial Income, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an excess ALL/ Ratings Downgrade, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the excess ALL went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the ratio calculated based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(14) The decrease as of March 2015 is related to (i) the migration of “External ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(18) The decrease in the fourth quarter of 2014 includes, primarily, the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(19) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(20) Refers to first and second checking account holders; and

(21) Number of accounts.

.

Bradesco    7

                   Press Release

    Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1H16	1H15	2Q16	1Q16
Book Net Income	8,255	8,717	4,134	4,121
Non-recurring events (net of tax effects)	19	61	27	(8)
- Gains in the Partial Sale of Investments	(90)	-	-	(90)
- Contingent Liabilities	52	61	27	25
- Impairment of assets (1)	57	-	-	57
Adjusted Net Income	8,274	8,778	4,161	4,113

(1)   It refers to the impairment of Shares.

Summarized Analysis of Adjusted Income

To provide for better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Adjusted Income Statement, obtained from adjustments made to the Managerial Income	Statement, detailed at the end of this Press Release.

Adjusted Income Statement - R$ million	1H16	1H15	Variation		2Q16	1Q16	Variation
			Amount	%			Amount	%
Net Interest Income	29,854	27,140	2,714	10.0	14,962	14,892	70	0.5
NII - Interest Earning Portion	29,517	26,688	2,829	10.6	14,783	14,734	49	0.3
NII - Non-Interest Earning Portion	337	452	(115)	(25.4)	179	158	21	13.3
ALL	(10,472)	(7,130)	(3,342)	46.9	(5,024)	(5,448)	424	(7.8)
Gross Income from Financial Intermediation	19,382	20,010	(628)	(3.1)	9,938	9,444	494	5.2
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	2,709	2,522	187	7.4	1,084	1,625	(541)	(33.3)
Fee and Commission Income	13,029	11,862	1,167	9.8	6,624	6,405	219	3.4
Personnel Expenses	(7,636)	(7,063)	(573)	8.1	(3,882)	(3,754)	(128)	3.4
Other Administrative Expenses	(8,386)	(7,565)	(821)	10.9	(4,270)	(4,116)	(154)	3.7
Tax Expenses	(2,744)	(2,660)	(84)	3.2	(1,326)	(1,418)	92	(6.5)
Equity in the Earnings (Losses) of Unconsolidated Companies	62	13	49	376.9	22	40	(18)	(45.0)
Other Operating Income/ (Expenses)	(3,684)	(3,518)	(166)	4.7	(2,015)	(1,669)	(346)	20.7
Operating Result	12,732	13,601	(869)	(6.4)	6,175	6,557	(382)	(5.8)
Non-Operating Result	(143)	(123)	(20)	16.3	(56)	(87)	31	(35.6)
Income Tax / Social Contribution	(4,232)	(4,626)	394	(8.5)	(1,921)	(2,311)	390	(16.9)
Non-controlling Interest	(83)	(74)	(9)	12.2	(37)	(46)	9	(19.6)
Adjusted Net Income	8,274	8,778	(504)	(5.7)	4,161	4,113	48	1.2

(1) In “Others”, it includes: Capitalization Bond Draws and Redemption; and Insurance and Pension Plan and Capitalization Bond Sales Expenses.

  8  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.4% in June 2016. The adjusted net income decreased 5.7% in the comparative study between semesters, impacted, largely, by the increase in allowance for loan losses expenses, as a result of: (i) the leveling of provisioning for certain corporate client operations, particularly a specific case, whose downgraded rating had an impact of R$1,201 million; and (ii) the increase in delinquency due to the escalating economic slowdown.

The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,161 million in the second quarter of 2016, an increase of R$48 million, or 1.2%, compared to the previous quarter, mainly due to: (i) the decrease in allowance for loan losses expenses due to the impact produced by the downgraded rating in the particular case of a corporate client, whose effect in the second quarter of 2016 was R$365 million whereas in the first quarter of 2016 it was R$836 million; (ii) the increase in (a) fee and commission income and (b) the “interest-earning portion of the NII” and the “non-interest-earning portion of the NII”, partly offset by: (iii) a decrease in the income of insurance premiums, pension and capitalization bonds; (iv) higher other net operating expenses; and (v) higher personnel and administrative expenses.

In the comparison between the first semester of 2016 and the same period in the previous year, the adjusted net income decreased R$504 million, which reflects an increase in (i) allowance for loan losses expenses, for the reasons detailed above; and (ii) personnel and administrative expenses. However, it’s important to highlight the increase in: (i) the interest-earning portion of the NII; (ii) fee and commission income; and (iii) income from Insurance Premiuns, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others.

Shareholders’ Equity totaled R$96,358 million in June 2016, up 10.8% over June 2015. Based on the Prudential Conglomerate, the Basel III Ratio was calculated at 17.7%, 13.7% of which is classified as Common Equity/ Tier I.

Total Assets registered R$1.105 trillion in June 2016, a 7.3% increase over June 2015, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.5%, calculated on a linear basis.

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                   Press Release

    Summarized Analysis of Adjusted Income

The 12-month ER(1) recorded 37.4%, a 0.2 p.p. increase as compared with the previous quarter, partially impacted by: (i) higher operating expenses, mainly administrative expenses, originated from: (a) advertising and marketing; and (b) outsourced services; partially offset by: (ii) the growth of (a)  the fee and commission income, originated by the increase in the volume of business and services provided; and (b) the net interest income. In the annual comparison, such indicator showed and improvement of 0.5 p.p. mainly due to the increase in (i) the interest-earning portion of the NII; (ii) fee and commission income; and (iii) income from Insurance Premiums, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; offset, largely, by: (iv) the increase in operating expenses during the period.

In the ER – quarterly, the indicator was partially impacted by: (i) higher administrative expenses, largely, due to the same reason detailed above; (ii) lower income from Insurance Premiums, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; (iii) higher net operating expenses of other operating revenues; and offset by: (iv) the growth of the fee and commission income, originated by the increase in the volume of business and services provided.

The risk adjusted ER reflects the impact of the risk associated with loan operations(2) and reached 48.1%, impacted primarily by the leveling of provisions for corporate clients carried out in the first semester of 2016.

It is important to mention that the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of points of service, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and of investments in Information Technology, to the amount of R$2.993 billion in the first semester of 2016.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and
(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the quarterly comparison, the R$70 million, or 0.5%, increase was, mainly, due to: (i) the higher interest-earning portion of the NII, to the value of R$49 million, with emphasis on “Securities/ Other”", a result of an improved management in investment resources and funding operations; and (ii) non-interest-earning portion of the NII, in the amount of R$21 million.

In the comparison between the first semester of 2016 and the same period in the previous year, net interest income increased by R$2,714 million, or 10.0%, due to: (i) a higher interest-earning portion of the NII, to the amount of R$2,829 million, particularly in “Credit Intermediation”; and offset by: (ii) the non-interest-earning portion of the NII, to the amount of R$115 million.

Interest-Earning Portion of the NII – Average Rates in the last 12 months

R$ million	1H16			1H15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	22,894	363,302	12.3%	20,669	362,088	11.5%
Insurance	2,890	184,336	3.2%	2,685	158,943	3.2%
Securities/Other	3,733	420,766	1.6%	3,334	384,467	1.7%
0
NII - Interest Earning Portion	29,517	-	7.4%	26,688	-	7.4%
0
R$ million	2Q16			1Q16
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,408	356,190	12.3%	11,486	370,414	12.0%
Insurance	1,415	187,701	3.2%	1,475	180,970	3.3%
Securities/Other	1,960	429,540	1.6%	1,773	411,992	1.6%
0
NII - Interest Earning Portion	14,783	-	7.4%	14,734	-	7.5%

The average rate of the NII – interest-earning portion in the last 12 months was 7.4% in the second quarter of 2016 and in the first semester of 2016, remaining stable in the comparison between semesters and decreasing by 0.1 p.p. in the comparison between quarters.

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                   Press Release

    Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2016, the expanded loan portfolio of Bradesco totaled R$447.5 billion, a 3.4% decrease in comparison with the previous quarter, impacted, partially, by the exchange rate variation. Micro, Small and Medium-sized Companies and Large Companies presented a reduction of 5.7% and 5.2%, respectively, while the loans to individuals increased 0.8% during the period.

In relation to the last 12 months, the portfolio also decreased 3.4%. The Legal Entities registered a decline of 6.7%, impacted mainly by the segment of Micro, Small and Medium-sized Companies, but credits allocated to Individuals grew 3.8%.

For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; and (ii) credit card. For the Legal Entity, the notable products were: (i) export financing; and (ii) operations bearing credit risk – commercial portfolio (debentures and promissory notes).

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) Expenses (1)

In the first semester of 2016, allowance for loan losses expenses totaled R$10,472 million, registering a variation of 46.9%, or
R$3,342 million, over the same period of the previous year, mainly impacted by: (i) the levelling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester (this operation is 100% provisioned); and (ii) by the higher delinquency rate, mainly due to the escalating economic slowdown in the period. In the second quarter of 2016, this expenditure was reduced by 7.8%, or R$424 million, primarily due to the lower impact produced by the specific case, stated above, the effect of which, during the second quarter of 2016, was of R$365 million and, in the first quarter of 2016, in which it was R$836 million.

It is important to note the balance in credit operations – the Bacen concept, presented a 3.7% decrease in the annual comparison and a 3.4% decrease in the quarterly comparison.

The effect in the growth of delinquency rates was mitigated by the reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes.

For more information, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Delinquency Ratio(1) (2)

Delinquency over 90 days

The total delinquency ratio, which refers to operations that are over 90 days past due, maintained its increase in the quarter, mainly due: (i) to the continuity of the unfavorable economic situation, which impacted the quality of the credit portfolio, mainly for the Individual and Micro, Small and Medium-sized Companies; and (ii) by the reduction of the credit portfolio for both segments of Legal Entities, in the second quarter of 2016.

Delinquency from 15 to 90 days

In the quarter, short-term delinquency, including operations between 15 and 90 days overdue presented growth due to a specific client from the Large Companies section, as mentioned beforehand.

We highlight the positive performance of the Individual portfolio.

(1) As defined by Bacen; and
(2) Portfolios were not sold.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1) in June 2015, the net loss in the subsequent 12 months was 3.3%, this represents an effective coverage of 200.6%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with E-H non-performing ratings, there is an effective coverage of 233.9% for June 2016, which compares well with excess ALL.

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                   Press Release

    Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the second quarter of 2016 totaled R$1.164 billion (R$1.380 billion in the first quarter of 2016), a decrease of 15.7% in comparison with the previous quarter, presenting an annualized return on Adjusted Shareholder’s Equity of 20.5%(1).

In the first semester of 2016, the Net Income totaled R$2.544 billion, in line with the result presented in the same period of the previous year (R$2.566 billion), with an annualized return on the Adjusted Shareholders’ Equity of 22.4%(1).

R$ million (unless otherwise stated)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	Variation %
									2Q16 x 1Q16	2Q16 x 2Q15
Net Income	1,164	1,380	1,405	1,317	1,284	1,283	1,236	1,058	(15.7)	(9.3)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,253	15,186	19,130	15,125	16,723	13,634	17,806	12,904	13.6	3.2
Technical Reserves	190,649	182,973	177,835	168,629	164,566	157,295	153,267	145,969	4.2	15.8
Financial Assets	205,230	200,016	191,921	182,391	179,129	170,395	166,022	158,207	2.6	14.6
Claims Ratio (%)	76.8	72.1	71.9	73.1	71.4	71.7	70.9	72.7	4.7 p.p.	5.4 p.p.
Combined Ratio (%)	89.6	86.1	86.5	86.9	86.5	86.8	85.9	86.5	3.5 p.p.	3.1 p.p.
Policyholders / Participants and Customers (in thousands)	49,576	50,570	49,806	48,185	47,758	47,789	46,956	46,303	(2.0)	3.8
Employees	6,713	6,959	7,023	7,052	7,074	7,082	7,113	7,135	(3.5)	(5.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	24.3	24.8	25.5	24.7	24.8	23.5	24.4	23.3	(0.5) p.p.	(0.5) p.p.

(1)   Calculated on linear basis;

(2)   Excluding additional provisions; and

(3)   The second quarter of 2016 includes the latest data released by SUSEP (May/16).

Note: For comparability between the indexes in the periods demonstrated above, we disregarded extraordinary effects from the calculation.

14  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the second quarter of 2016, in comparison with the previous quarter, revenue showed an increase of 13.6%, driven by the "Life and Pension", "Auto/RE", "Capitalization" and "Health" products, which grew by 22.0%, 16.6%, 6.1% and 4.2%, respectively.

In the first semester of 2016, this section registered an increase of 6.9% in comparison with the same period of the previous year, influenced by the “Health” and “Capitalization” products, which increased by 16.7% and 4.0%, respectively.

Net earnings for the second quarter of 2016 were 15.7% lower than the results presented in the previous quarter, largely due to: (i) the introduction of a supplemental coverage provision, whose methodology of calculation takes into account the discount of the projected cash flow of the insurance contracts in force, based on the interest rates’ fixed-term structure (ETTJ). These curves present approximately 1.0 p.p. of variation between the dates of the calculation base, resulting in an increase of R$144 million, the SCP (Supplemental Coverage Provision), with the other compensations, net of tax, of R$79.2 million; (ii) the increase of 4.7 p.p. in the claims ratio index; partially offset by: (iii) the increase of 13.6% in revenue; (iv) by the maintenance of the commercialization index; (v) by the improvement in the administrative efficiency index; and (vi) by the increase in financial and equity earnings.

Net income for the first semester of 2016 remained in line with the earnings presented in the same semester of the previous year, largely due to: (i) the turnover growth of 6.9%; (ii) maintenance of the commercialization index and of the administrative efficiency index, considering the collective bargaining of the category in January 2016; (iii) the increase in financial and  equity results, offset by (iv) the constitution of a supplemental coverage provision, as previously mentioned in the preceding paragraph (v) by the increase of 3.0 p.p. in the claims ratio index; and (vi) by the increase in the Social Contribution rate (CSLL).

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should adjust shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should adjust shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2016 was R$8.684 billion.

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                   Press Release

    Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$1,167 million, or 9.8%, in the revenues of provision of services, was mainly due to: (i) an increase in the volume of operations arising from continuous investment in service channels and in technology; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result derived from: (i) an increase in checking account income, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increase in revenue in the areas of: (iii) fund management; (iv) consortium management; (v) underwriting / financial advisory services; and (vi) custody and brokerage services.

In the second quarter of 2016, fee and commission income totaled R$6,624 million, showing an increase of R$219 million, or 3.4%, in comparison with the previous quarter, primarily due to the increase in the volume of operations and the higher number of business days, with emphasis on the performance of revenue generated with: (i) loan operations, particularly income from collaterals; (ii) checking accounts; (iii) underwriting / financial advisory services; (iv) cards; (v) fund management; and (vi) custody and brokerage services.

Personnel Expenses

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$573 million, or 8.1%, in personnel expenses, a figure below the levels of salary readjustments deriving from the collective agreement, is mainly due to the variations in the following expenses: (i) "structural portion" due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2015 collective bargaining agreement; and (ii) "non-structural", mainly due to higher expenses with (a) costs deriving from the termination of employment contracts and (b) profit sharing between management and employees (EPS).

In the second quarter of 2016, the increase of R$128 million, or 3.4%, compared to the previous quarter is mainly composed of the variation of R$137 million, or 19.0%, in the "non-structural" portion, mainly due to higher expenses with: (i) costs deriving from the termination of employment contracts; and (ii) provision for labor lawsuits.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

16  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first semester of 2016 and the same period of the previous year, the 10.9%, or R$821 million increase in administrative expenses, was primarily due to an increase in expenses originated from: (i) higher business volume in the period; (ii) the effect of advertising and marketing actions; (iii) contractual adjustments; and offset by: (iv) the optimization of service channels.

In the second quarter of 2016, the increase of 3.7%, or R$154 million, in administrative expenses over the previous quarter, was mainly due to: the increase in the business volume occurred in the period, consequently, impacting in higher expenses with: (i) outsourced services; (ii) advertising and marketing; (iii) asset maintenance and conservation; and (iv) communications; being offset, in part, by: (v) less expenses involving data processing, affected by the devaluation of the dollar in the period.

(1)   The decrease as of March 2015 is related to: (i) the migration of “External ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso correspondents.

Other Operating Income and Expenses

In the first semester of 2016, other net operating expenses totaled R$3,684 million, a R$166 million increase, or 4.7%, over the same period of the previous year, primarily due to: (i) the constitution of the expense allowance for tax contingency, net of reversal, in the first half of 2016, in the amount of R$485 million; (ii) the constitution of the expense allowance for contingent liabilities, originating from the obligation through assignment of claims (FCVS), in the first half of 2016, in the amount of R$200 million; (iii) increased expenditure on civil provisions; offset by: (iv) the constitution of the provision expense for tax contingency, in the first semester of 2015, in the amount of R$571 million.

In the comparison between the second quarter of 2016 and the previous quarter, other operating expenses increased R$346 million, or 20.7%, partially due to: (i) the constitution of the expense allowance for tax contingency, net of reversal, in the first half of 2016, in the amount of R$485 million; (ii) the constitution of the expense allowance for contingent liabilities, originating from the obligation through assignment of claims (FCVS), in the first half of 2016, in the amount of R$200 million; offset by: (iii) lower operating expenses related to activities of cards and insurance, in the period.

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                   Press Release

    Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the comparison between the first semester of 2016 and the same period of the previous year, the 8.5%, or R$394 million, decrease is related to: (i) an increase in provisioning/payment of interest on shareholder’s equity, due to the increase in the Long-Term Interest Rate (TJLP) in the period (from 5.7% in the first semester of 2015 to 7.5% in the first semester of 2016); (ii) a lower  taxable income, being partially offset by: (iii) the increase in the Social Contribution (CSLL) rate.

Income tax and social contribution expenses in the quarterly comparison showed a decrease of 16.9%, or R$390 million, mainly due to the reduction of the taxable income, impacted by higher nontaxable income.

Unrealized Gains

Unrealized gains totaled R$18,175 million at the end of the second quarter of 2016, an
R$5,078 million increase over the previous quarter. Such variation was mainly due to the market valuation in: (i) investments, particularly being the shares of Cielo, which appreciated 16.2%; and (ii) securities indexed to fixed income.

18  Economic and Financial Analysis Report – June 2016

                   Press Release

    Capital Ratios - Basel III

Basel Ratio

In June 2016, the Capital of the Prudential Conglomerate stood at R$102,548 million, against risk-weighted assets totaling R$580,568 million. The Basel Ratio showed an increase of 0.8 p.p., from 16.9%, in March 2016, to 17.7%, in June 2016, and the Common Equity Tier I ratio from 12.9%, in March 2016, to 13.7%, in June 2016.

The table below shows the main events that impacted the Common Equity Tier I ratio in this quarter:

Additionally, it is worth stating that in the second quarter of 2016, the Brazilian Central Bank authorized the Subordinated Letters of Credit to compose Tier II, whose restated total, on June 30, 2016, reached R$1,107 million.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.875% to 8%; and (v) the impact of the acquisition of HSBC Brasil, reaching a Common Equity ratio of 11.3%, which, added to funding obtained via subordinated debt, may reach a Common Equity Tier I ratio of approximately 12.8% at the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Includes the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019;

(4)   Refers to the minimum required. It is important to highlight that Bacen fixed at 0% the tranche of countercyclical capital required, which could reach up to 2.5% in 2019; and

(5)   Considering a possible issuance of additional capital by 2018, according to the Management, depending on market conditions.

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                   Press Release

    Economic Environment

The risks related to the international environment remain present, however it can be said that there is a certain moderation in them. On the one hand the loss of the Chinese foreign exchange reserves stagnated, which had brought uncertainties regarding the economic conditions of this country in the first quarter. On the other hand, it is worth acknowledging the continuity of timely actions by the main central banks worldwide, mainly, the European Central Bank (ECB), Bank of Japan and the Federal Reserve (Fed). The Brexit episode can contribute to the continuity of these actions, bearing in mind that its main consequence will be the moderation of growth in the UK and Europe.

In the Euro area, the ECB, in addition to expanding its balance sheet with the purchase of sovereign bonds, added assets from private companies to its purchase program. In the same direction, the Bank of Japan, as well as adopting negative nominal interest rates, continues to be committed to expanding its stimulus package. The Fed, in turn, indicated a more piecemeal posture to the rhythm of monetary normalization, in response to the moderation of economic activity. As a result, the dollar lost strength in comparison with other currencies and the price of commodities showed recovery, with emphasis on the prices of agriculture, which reacted more specifically to the prospects of an unfavorable climate and the possibility of a smaller harvest in the USA.

With regards to the domestic economy we highlight the increasing confidence of consumers and business, favoring the likelihood of economic stabilization and potential recovery in subsequent quarters. The labor market’s performance is notable, with a reduction in the rate of lay-offs of formal jobs.

However, in the short term the slowdown in economic activity continues to hinder ongoing fiscal adjustment. Thus, actions to ensure fiscal sustainability in the medium term, and progress on the reform agenda have become even more relevant. Efforts in this direction are necessary to maintain the economic predictability and to increase families’ and entrepreneurs’ trust, enabling the trend of increases in actual income and productive investments to resume. At the same time, moderation in the economy will allow the inflation to reach the set target more quickly, enabling the conditions to initiate a process of flexibility in monetary policy this year.

With the macroeconomic adjustments made, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It should be remembered that, in the long term, the main source of economic growth is productivity, a theme that is even more relevant in a global context characterized by increased competition and an economic growth that is still fragile.

Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. At the same time, despite the cyclical retraction of the consumer market in some sectors, structurally, the potential of the domestic demand for goods and services is not exhausted.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at sustainable and risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the employment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

20  Economic and Financial Analysis Report – June 2016

                   Press Release

    Main Economic Indicators

Main Indicators (%)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	x	1H16	1H15

Interbank Deposit Certificate (CDI)	3.37	3.27	3.37	3.43	3.03	2.81	2.76	2.72		6.72	5.92
Ibovespa	2.94	15.47	(3.79)	(15.11)	3.77	2.29	(7.59)	1.78		18.86	6.15
USD – Commercial Rate	(9.81)	(8.86)	(1.71)	28.05	(3.29)	20.77	8.37	11.28		(17.80)	16.81
General Price Index - Market (IGP-M)	2.86	2.96	3.95	1.93	2.27	2.02	1.89	(0.68)		5.91	4.33
Extended Consumer Price Index (IPCA)	1.75	2.62	2.82	1.39	2.26	3.83	1.72	0.83		4.42	6.17
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.72	1.59	1.48	1.36	1.24	1.24		3.68	2.85
Reference Interest Rate (TR)	0.49	0.45	0.53	0.61	0.40	0.23	0.26	0.25		0.94	0.64
Savings Account	2.00	1.96	2.05	2.13	1.92	1.75	1.77	1.76		4.00	3.70
Business Days (number)	63	61	63	65	61	61	65	66		124	122
Indicators (Closing Rate)	Jun16	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14		Jun16	Jun15
USD – Commercial Selling Rate - (R$)	3.2098	3.5589	3.9048	3.9729	3.1026	3.2080	2.6562	2.4510		3.2098	3.1026
Euro - (R$)	3.5414	4.0539	4.2504	4.4349	3.4603	3.4457	3.2270	3.0954		3.5414	3.4603
Country Risk (points)	349	409	521	442	304	322	259	239		349	304
Basic Selic Rate Copom (% p.a.)	14.25	14.25	14.25	14.25	13.75	12.75	11.75	11.00		14.25	13.75
BM&F Fixed Rate (% p.a.)	13.36	13.81	15.86	15.56	14.27	13.52	12.96	11.77		13.36	14.27

Projections up to 2018

%	2016	2017	2018
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	6.90	5.00	4.50
General Price Index - Market (IGP-M)	8.50	5.00	5.00
Selic (year-end)	13.25	10.25	9.25
Gross Domestic Product (GDP)	(3.00)	1.50	3.00

Guidance

Bradesco's Perspective for 2016

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof. It is important to stress that this guidance does not include expectations related to operations of HSBC Brasil.

	Previous	Revised
Loan Portfolio (1)	1 to 5%	-4 to 0%
Individuals	4 to 8%	1 to 5%
Companies	0 to 4%	-7 to -3%
NII - Interest Earning Portion	6 to 10%	7 to 11%
Fee and Commission Income	7 to 11%	7 to 11%
Operating Expenses (2)	4.5 to 8.5%	4 to 8%
Insurance Premiums	8 to 12%	8 to 12%
ALL Expenses (3)	R$ 16.5 bi to R$ 18.5 bi	R$ 18.0 bi to R$ 20.0 bi

(1)  Expanded Loan Portfolio;

(2)  Administrative and Personnel Expenses; and

(3)  Includes incomes with credit recovery.

Bradesco    21

                   Press Release

    Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

Second Quarter of 2016 and First Quarter of 2016

R$ million	Second Quarter of 2016				x	First Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	20,743	(5,781)	-	14,962		20,397	(5,613)	108	14,892
ALL	(4,719)	(305)	-	(5,024)		(5,919)	471	-	(5,448)
Gross Income from Financial Intermediation	16,024	(6,086)	-	9,938		14,478	(5,142)	108	9,444
Income from Insurance, Pension Plans and Capitalization Bonds	1,084	-	-	1,084		1,625	-	-	1,625
Fee and Commission Income	6,632	(8)	-	6,624		6,404	1	-	6,405
Personnel Expenses	(3,882)	-	-	(3,882)		(3,754)	-	-	(3,754)
Other Administrative Expenses	(4,340)	70	-	(4,270)		(4,116)	-	-	(4,116)
Tax Expenses	(1,762)	436	-	(1,326)		(1,829)	416	(5)	(1,418)
Equity in the Earnings (Losses) of Unconsolidated Companies	22	-	-	22		40	-	-	40
Other Operating Income/Expenses	(4,027)	1,963	49	(2,015)		(2,418)	704	45	(1,669)
Operating Result	9,751	(3,625)	49	6,175		10,430	(4,021)	148	6,557
Non-Operating Result	(115)	59	-	(56)		92	(16)	(163)	(87)
Income Tax / Social Contribution and Non-controlling Interest	(5,502)	3,566	(22)	(1,958)		(6,401)	4,037	7	(2,357)
Net Income	4,134	-	27	4,161		4,121	-	(8)	4,113

(1)  For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)  Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$4,533 million in the second quarter of 2016 and R$4,429 million in the first quarter of 2016; and

(3)  It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

22  Economic and Financial Analysis Report – June 2016

                   Press Release

    Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

First Semester of 2016 and First Semester of 2015

R$ million	First semester of 2016				x	First semester of 2015
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	41,140	(11,394)	108	29,854		25,355	1,785	-	27,140
ALL	(10,638)	166	-	(10,472)		(7,979)	849	-	(7,130)
Gross Income from Financial Intermediation	30,502	(11,228)	108	19,382		17,376	2,634	-	20,010
Income from Insurance, Pension Plans and Capitalization Bonds	2,709	-	-	2,709		2,522	-	-	2,522
Fee and Commission Income	13,036	(7)	-	13,029		11,808	54	-	11,862
Personnel Expenses	(7,636)	-	-	(7,636)		(7,063)	-	-	(7,063)
Other Administrative Expenses	(8,456)	70	-	(8,386)		(7,648)	84	-	(7,565)
Tax Expenses	(3,591)	852	(5)	(2,744)		(2,538)	(122)	-	(2,660)
Equity in the Earnings (Losses) of Unconsolidated Companies	62	-	-	62		13	-	-	13
Other Operating Income/Expenses	(6,445)	2,667	94	(3,684)		(5,101)	1,483	101	(3,518)
Operating Result	20,181	(7,646)	197	12,732		9,367	4,133	101	13,601
Non-Operating Result	(23)	43	(163)	(143)		(125)	2	-	(123)
Income Tax / Social Contribution and Non-controlling Interest	(11,903)	7,603	(15)	(4,315)		(525)	(4,135)	(40)	(4,700)
Net Income	8,255	-	19	8,274		8,717	-	61	8,778

(1) For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2) Includes management reclassifications between the lines of results, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting the tax hedge adjustment, which represents the partial result of the derivatives used for the effect of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$8,962 million in the first semester of 2016 and R$4,229 million in the first semester of 2015; and

(3) It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

Bradesco    23

                   Press Release

(This page has been left blank intentionally)

24  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position (1)

(1) For more information, please see note 4 – Statement of Financial Position and Managerial Statement, in chapter 6 of this report; and

(2) Includes the Allowance for Guarantees Provided, in June 2016, the Allowance for Loan Losses (ALL) totaled R$31,875 million, which comprises the concept of the ALL “excess”. In the third quarter of 2015, includes ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  26  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

R$ million	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	Variation %
									2Q16 x 1Q16	2Q16 x 2Q15
Net Interest Income	14,962	14,892	14,512	13,735	13,541	13,599	12,986	12,281	0.5	10.5
NII - Interest Earning Portion	14,783	14,734	14,380	13,709	13,415	13,273	12,686	12,162	0.3	10.2
NII - Non-Interest Earning Portion	179	158	132	26	126	326	300	119	13.3	42.1
ALL	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(7.8)	41.5
Gross Income from Financial Intermediation	9,938	9,444	10,320	9,883	9,991	10,019	9,679	8,933	5.2	(0.5)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	1,084	1,625	1,493	1,411	1,311	1,211	1,363	1,170	(33.3)	(17.3)
Fee and Commission Income	6,624	6,405	6,597	6,380	6,118	5,744	5,839	5,639	3.4	8.3
Personnel Expenses	(3,882)	(3,754)	(3,839)	(3,797)	(3,618)	(3,445)	(3,676)	(3,564)	3.4	7.3
Other Administrative Expenses	(4,270)	(4,116)	(4,574)	(4,200)	(3,926)	(3,639)	(4,159)	(3,628)	3.7	8.8
Tax Expenses	(1,326)	(1,418)	(1,650)	(1,330)	(1,351)	(1,309)	(1,211)	(1,182)	(6.5)	(1.9)
Equity in the Earnings (Losses) of Unconsolidated Companies	22	40	93	38	33	(20)	57	43	(45.0)	(33.3)
Other Operating Income/ (Expenses)	(2,015)	(1,669)	(1,586)	(1,604)	(1,606)	(1,912)	(1,360)	(1,311)	20.7	25.5
Operating Result	6,175	6,557	6,854	6,781	6,952	6,649	6,532	6,100	(5.8)	(11.2)
Non-Operating Result	(56)	(87)	(68)	(92)	(55)	(68)	(68)	(45)	(35.6)	1.8
Income Tax and Social Contribution	(1,921)	(2,311)	(2,183)	(2,124)	(2,351)	(2,275)	(2,308)	(2,075)	(16.9)	(18.3)
Non-controlling Interest	(37)	(46)	(41)	(32)	(42)	(32)	(24)	(30)	(19.6)	(11.9)
Adjusted Net Income	4,161	4,113	4,562	4,533	4,504	4,274	4,132	3,950	1.2	(7.6)

(1) “Others” includes: Capitalization Bond Draws and Redemption; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Interest and Non-Interest Earning Portions

Interest and Non-Interest Earning Portions

Earning Portion Breakdown

7.1%
7.3%
7.5%
7.6%
7.6%
7.5%
7.5%
7.5%
R$ million
12,281
119
12,162
12,986
300
12,686
13,599
326
13,273
13,541
126
13,415
13,735
26
13,709
14,512
132
14,380
14,892
158
14,734
14,962
179
14,783
3Q14
4Q
1Q15
2Q
3Q
4Q
1Q16
2Q
NII - Non-Interest Earning Portion
NII - Interest Earning Portion
Average Rates - 12 months = (Adjusted Net Interest Income /Average Assets - Repos - Permanent Assets) (NIM)

Bradesco    27

Economic and Financial Analysis

Interest and Non-Interest Earning Portions

Average Earning Portion Rate

R$ million	1H16	1H15	2Q16	1Q16	Variation
					Semester	Quarter
Net Interest Income
Interest - due to volume					133	(108)
Interest - due to spread					2,696	157
- NII - Interest Earning Portion	29,517	26,688	14,783	14,734	2,829	49
- NII - Non-Interest Earning Portion	337	452	179	158	(115)	21
Net Interest Income	29,854	27,140	14,962	14,892	2,714	70
Average NIM (1)	7.5%	7.6%	7.5%	7.5%

 (1) Average Rate in 12 months = (Earning Portion / Total Average Assets – Repos – Permanent Assets)

In the comparison between the second quarter of 2016 and the previous quarter, the R$70 million increase was due to: (i) the higher interest earning portion, totaling R$49 million, with emphasis on “Securities/Other”, a result of an improved management in investment resources and funding operations; and (ii) non-interest in the amount of R$21 million.

In the comparison between the first semester of 2016 and the same period of the previous year, the earning portion increased by R$2,714 million, reflecting: (i) a R$2,829 million growth as a result of interest earning operations, particularly “Credit Intermediation"; offset by: (ii) the lower non-interest earning portion results, totaling R$115 million.

Interest Earning Portion

Interest Earning Portion – Breakdown

R$ million	1H16	1H15	2Q16	1Q16	Variation
					Semester	Quarter
NII - Interest Earning Portion Breakdown
Credit Intermediation	22,894	20,669	11,408	11,486	2,225	(78)
Insurance	2,890	2,685	1,415	1,475	205	(60)
Securities/Other	3,733	3,334	1,960	1,773	399	187
NII - Interest Earning Portion	29,517	26,688	14,783	14,734	2,829	49

The interest earning portion stood at R$14,783 million in the second quarter of 2016, against R$14,734 million recorded in the first quarter of 2016, accounting for an increase of R$49 million. The business line that most contributed to this result was “Securities/Other”.

In the comparison between the first semester of 2016 and the same period of the previous year, the interest earning portion recorded a
R$2,829 million growth, particularly in “Credit Intermediation”.

  28  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion

Interest Earning Portion – Rates

The NII - interest earning portion rate in the last 12 months was of 7.4% in the second quarter of 2016 and in the first semester of 2016, remaining stable in the comparison between the semesters and decreasing by 0.1 p.p. in the comparison between quarters.

Interest Earning Portion – Average Rates (12 months)

Bradesco    29

Economic and Financial Analysis
Interest Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

R$ million	1H16	1H15	2Q16	1Q16	Variation
					Semester	Quarter
Net Interest Income - Credit Intermediation
Interest - due to volume					13	(152)
Interest - due to spread					2,212	74
NII - Interest Earning Portion	22,894	20,669	11,408	11,486	2,225	(78)
Allowance for loan losses (ALL) expenses	(10,472)	(7,130)	(5,024)	(5,448)	(3,342)	424
Net Margin of ALL	12,422	13,539	6,384	6,038	(1,117)	346

In the second quarter of 2016, the interest earning portion of “Credit Intermediation” reached R$11,408 million, a decrease of 0.7% or R$78 million when compared with the first quarter of 2016. The variation is mainly the result of: (i) a R$152 million decrease in the average volume of business, offset by: (ii) the average spread increase, in the amount of R$74 million.

In the comparison between the first semester of 2016 and the same period of the previous year, there was an increase of 10.8% or R$2,225 million. The variation is the result of: (i) an increase in the average spread, amounting to R$2,212 million, due to improved management in investment resources and funding operations; and (ii) a R$13 million increase in the volume of operations.

Net Earning Portion of Credit Intermediation

The graph to the right presents a summary of Credit Intermediation activity. The Gross Margin line refers to interest income from loans, deducted from the client acquisition costs

The curve relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in transactions net of loan recoveries arising from the sale of foreclosed assets, among others.

In the second quarter of 2016, the curve relating to the net margin, which presents the result of the net revenue from credit interest of the ALL, experienced an increase of 5.7% in the quarterly comparison, and a 8.3% decrease in the comparison between the first semester of 2016 and the same period of the previous year, due to the higher delinquency rate in the period, mainly as a result of: (i) the leveling of provisioning for corporate client operations, particularly one specific client, whose rating worsening had an impact of R$836 million in the first quarter of 2016, and of R$ 365 million, in the second quarter of 2016 (disregarding this effect, the net margin would have evolved 0.6%); and (ii)  the intensification of the downturn in economic activities.

(1) Without effect of the leveling of provisioning from one specific corporate client; and

(2) If we ignore the effect of the leveling of provisioning from one specific corporate client, net margin, in the second quarter of 2016 would be R$6,749 million, and in the first quarter of 2016 would be R$6,874 million.

  30  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In June 2016, the expanded loan portfolio of Bradesco stood at R$447.5 billion, representing a 3.4% decrease compared with the previous quarter, partially impacted by the exchange variation. Micro, Small and Medium-sized Companies and Large Companies showed a reduction of 5.7% and 5.2%, respectively, while Individuals increased by 0.8% during the period.

R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Customer Profile
Individuals	148,919	147,759	143,461	0.8	3.8
Companies	298,573	315,449	319,945	(5.3)	(6.7)
Corporations	201,228	212,237	208,173	(5.2)	(3.3)
SMEs	97,345	103,212	111,772	(5.7)	(12.9)
Total Loan Operations	447,492	463,208	463,406	(3.4)	(3.4)

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and farm loans).

Expanded Loan Portfolio Breakdown by Product and Type of Client (Individuals and Legal Entities)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Individuals
Payroll-deductible Loan	36,220	35,503	32,783	2.0	10.5
Credit Card	28,757	27,566	25,411	4.3	13.2
Real Estate Financing	24,674	23,839	19,668	3.5	25.5
CDC / Vehicle Leasing	19,662	20,654	23,166	(4.8)	(15.1)
Personal Loans	15,250	15,219	15,752	0.2	(3.2)
Rural Loans	7,687	8,045	9,662	(4.4)	(20.4)
BNDES/Finame Onlending	6,789	6,992	7,170	(2.9)	(5.3)
Overdraft Facilities	4,324	4,409	4,268	(1.9)	1.3
Sureties and Guarantees	551	620	623	(11.2)	(11.6)
Other	5,006	4,913	4,959	1.9	0.9
Total	148,919	147,759	143,461	0.8	3.8

Operations in the individuals section increased 0.8% in the quarter and 3.8% over the last 12 months. The lines that showed significant growth in the period were: (i) real estate financing; and (ii) credit cards.

Bradesco    31

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Legal Entities is presented below:

R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Companies
Working Capital	38,608	40,052	42,324	(3.6)	(8.8)
Operations Abroad	33,890	41,712	41,090	(18.8)	(17.5)
Real Estate Financing	27,122	26,630	25,568	1.8	6.1
BNDES/Finame Onlending	27,010	28,719	32,091	(6.0)	(15.8)
Export Financing	23,541	23,455	21,340	0.4	10.3
Overdraft Account	9,192	9,901	11,108	(7.2)	(17.2)
CDC / Leasing	7,984	8,623	11,050	(7.4)	(27.7)
Rural Loans	5,077	5,309	6,059	(4.4)	(16.2)
Sureties and Guarantees	65,929	68,800	71,334	(4.2)	(7.6)
Operations bearing Credit Risk - Commercial Portfolio (1)	36,792	37,617	33,418	(2.2)	10.1
Other	23,429	24,632	24,563	(4.9)	(4.6)
Total	298,573	315,449	319,945	(5.3)	(6.7)

(1) Includes debentures and promissory note operations.

Legal Entities operations decreased by 5.3% in the quarter and 6.7% in the last 12 months. In the periods compared, the operations that showed significant growth were: (i) export financing; and (ii) real estate financing. We highlight: (i) the growth of operations with credit risk – commercial portfolio (debentures and promissory notes); and (ii) export financing, in the space of 12 months.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$99.9 billion in June 2016, representing a 1.0% increase over the quarter and a 2.9% over the last 12 months.

The lines highlighted in June 2016 are: (i) personal loans, including payroll-deductible loans, totaling R$51.5 billion; and (ii) credit card, totaling R$28.7 billion. Together, these operations totaled R$80.2 billion, accounting for 80.3% of the Consumer Financing balance.

(1) Includes vehicle CDC/leasing, personal loans, revolving credit card and cash, ans installment purchases at merchants operations.

  32  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Payroll-deductible Loans

In June 2016, payroll-deductible loans operations totaled R$36,220 million, showing an increase in the quarter-over-quarter comparison of
R$717 million, or 2.0%, and, in comparison to the same period in the previous year, an increase in the amount of R$3,437 million, or 10.5%. The operations with the payroll-deductible loans represented, in June 2016, 70.4% of total personal loans operations.

Real Estate Financing

Real estate financing operations totaled
R$51,796 million in June 2016. The Individuals portfolio increased R$835 million, or 3.5%, in the quarter, and R$5,006 million, or 25.5%, in comparison with the same period of the previous year. Legal entities operations increased
R$492 million, or 1.8%, in the quarter, and R$1,554 million, or 6.1%, in comparison with the same period of the previous year.

In the first semester of 2016, the origination of real estate financing registered R$5,441 million (R$3,298 million by individuals and
R$2,143 million by builders), representing 24,550 properties in the period.

Vehicle financing

In June 2016, vehicle financing operations totaled R$32,715 million, showing a decrease both in the quarter-over-quarter comparison as well as in comparison with the same period of the previous year. Of the total vehicle portfolio, 77.0% corresponds to "CDC", 20.9% to “Finame” and 2.1% to "Leasing".

The variations presented in the portfolio are reflective of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for higher value of entry for these financing operations.

Bradesco    33

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector remained stable in the share of the sectors that it comprises. Both in the quarter-over-quarter comparison as well as in comparison with the last 12 months, there was an increase in the participation of "Individuals".

R$ million	Jun16%		*	Mar16%		*	Jun15%
Activity Sector			*			*
Public Sector	10,993	2.5	*	13,130	2.8	*	12,339	2.7
Private Sector	436,499	97.5	*	450,078	97.2	*	451,067	97.3
0			*			*
Companies	287,580	64.3	*	302,319	65.3	*	307,606	66.3
Industry	88,389	19.8	*	93,194	20.1	*	94,305	20.4
Commerce	49,625	11.1	*	51,984	11.2	*	55,662	12.0
Financial Intermediaries	4,517	1.0	*	6,756	1.5	*	5,798	1.3
Services	141,814	31.7	*	147,075	31.8	*	148,098	32.0
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,235	0.7	*	3,310	0.7	*	3,743	0.8
Individuals	148,919	33.3	*	147,759	31.9	*	143,461	31.0
Total	447,492	100.0	*	463,208	100.0	*	463,406	100.0

Expanded Credit Portfolio – Distribution per Business Sector

The expanded credit portfolio showed a contraction of 3.4% in the annual and quarterly comparison. We positively highlight the evolution of the "Prime" sector in the periods analyzed.

R$ million	Jun16%		Mar16%		Jun15%		Variation %
							Quarter	12M
Business Segments
Retail	124,990	27.9	127,893	27.6	129,191	27.9	(2.3)	(3.3)
Corporate	202,967	45.4	213,677	46.1	209,317	45.2	(5.0)	(3.0)
Middle Market	43,236	9.7	45,399	9.8	48,772	10.5	(4.8)	(11.4)
Prime	24,738	5.5	24,212	5.2	22,473	4.8	2.2	10.1
Other / Non-account Holders (1)	51,562	11.5	52,026	11.2	53,654	11.6	(0.9)	(3.9)
Total	447,492	100.0	463,208	100.0	463,406	100.0	(3.4)	(3.4)

(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans.

Expanded Credit Portfolio – Per Currency

The balance of loans and indexed on-lending and/or denominated in foreign currency (excluding ACCs) totaled R$38.8 billion in June 2016, showing a 18.2% decrease in the quarter, partially reflecting the 9.8% devaluation of the dollar. In the last 12 months, the 17.5% decrease reflects mainly a decrease in the volume of foreign currency credit operations.

Disregarding the effect of the devaluation of the dollar, the expanded portfolio would have shown a 2.5% decrease in the quarter and 3.7% in the last 12 months.
In June 2016, the total number of credit operations in reais reached R$408.7 billion, presenting a 1.7% decrease in the quarter-over-quarter comparison and a decrease of 1.9% in the last 12 months.

  34  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$21.3 billion growth in the loan portfolio over the last 12 months, and accounted for 4.8% of the portfolio in June 2016.

(1) Includes new loans contracted in the last 12 months by clients since June 2015.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and clients that have remained in the loan portfolio since June 2015 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating between June 2015 and June 2016	Total Credit on June 2016		x	New customers between July 2015 and June 2016		x	Remaining customers from June 2015
	R$ million	%		R$ million	%		R$ million	%
Rating
AA - C	401,504	89.7		20,306	95.2		381,198	89.4
D	12,998	2.9		273	1.3		12,725	3.0
E - H	32,990	7.4		749	3.5		32,241	7.6
Total	447,492	100.0		21,328	100.0		426,164	100.0

Expanded Loan Portfolio – By Client Profile and Rating (%)

Although a decrease was registered in comparison to the previous years, the range represented by credits classified between AA and C remained at comfortable levels.

Customer Profile		Jun16			Mar16			Jun15
	By Rating			By Rating			By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	92.2	3.0	4.8	95.7	1.5	2.8	97.9	0.6	1.5
SMEs	84.9	4.1	11.0	86.1	3.9	10.0	89.0	3.5	7.5
Individuals	89.5	2.1	8.5	90.0	2.0	8.0	90.7	1.9	7.4
Total	89.7	2.9	7.4	91.7	2.2	6.1	93.6	1.7	4.7

Bradesco    35

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

All concentration ranges show a decrease compared to the previous quarter. The classification of ratings is aligned to the context of the current economic scenario.

Loan Portfolio(1) – By Type

All operations bearing credit risk amounted to R$473.7 billion, showing a 4.3% decrease in the quarter and 3.5% in the last 12 months.

R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Loans and Discounted Securities	164,924	171,475	172,004	(3.8)	(4.1)
Financing	121,728	125,614	127,662	(3.1)	(4.6)
Rural and Agribusiness Financing	19,822	20,586	22,879	(3.7)	(13.4)
Leasing Operations	2,467	2,742	3,660	(10.0)	(32.6)
Advances on Exchange Contracts	8,419	9,087	7,835	(7.4)	7.5
Other Loans	24,461	24,220	20,985	1.0	16.6
Subtotal Loan Operations (2)	341,821	353,723	355,024	(3.4)	(3.7)
Sureties and Guarantees Granted (Memorandum Accounts)	66,480	69,420	71,958	(4.2)	(7.6)
Operations bearing Credit Risk - Commercial Portfolio (3)	36,792	37,617	33,418	(2.2)	10.1
Letters of Credit (Memorandum Accounts)	157	179	347	(12.2)	(54.7)
Advances from Credit Card Receivables	1,054	1,046	1,283	0.8	(17.8)
Co-obligation in Loan Assignment CRI (Memorandum Accounts)	1,095	1,128	1,274	(2.9)	(14.0)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	92	93	103	(1.1)	(10.7)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	447,492	463,208	463,406	(3.4)	(3.4)
Other Operations Bearing Credit Risk (4)	26,214	31,901	27,500	(17.8)	(4.7)
Total Operations bearing Credit Risk	473,706	495,108	490,906	(4.3)	(3.5)

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debentures and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

  36  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain client loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

Loan Portfolio(1) – Delinquency

Delinquency over 90 days (2)

The delinquency ratio, comprising of the balance of operations delayed for more than 90 days, maintained a trajectory of  increase in this quarter, mainly due to: (i) the continued unfavorable economic environment, impacting the quality of the credit portfolio, mainly in,  Micro, Small and Medium-sized Companies; and (ii) the decrease in loan portfolio for both sectors of Legal Entities in the second quarter of 2016.

(1) As defined by Bacen; and

(2) Portfolios were not sold.

Delinquency between 15 and 90 days

In the quarter, short-term delinquency, including operations overdue by between 15 and 90 days, showed an increase, due to a specific client from the Large Companies section, as mentioned in chapter 1.

We note the positive performance of the Individuals portfolio.

Bradesco    37

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Composition of the Provision

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses totaled R$31.9 billion in June 2016, representing 9.3% of the total loan portfolio, comprising of: (i) generic provision (client and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Provisioning, Delinquency, PDD and Effective Coverage Index

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1), in June 2015, the net loss in the subsequent 12 months was 3.3%, representing an effective coverage of 200.6%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with the operations of abnormal course of the E-H ratings, there is an effective coverage of 233.9% for June 2016, which is an index of good comparability of surplus provisions.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling
R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  38  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios to cover the provision for doubtful accounts in relation to default credits exceeding 60 and 90 days. In June 2016, these ratios showed very comfortable levels, reaching coverages of 160.7% and 201.0%, respectively.

Bradesco monitors its credit portfolio, as well as its respective risk, using the expanded portfolio concept. Besides the provision for doubtful accounts required by Bacen, Bradesco has a surplus provision of
R$6.4 billion, to cover possible stress scenarios, as well as other operations/commitments with credit risk.

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of ALL “excess”.

Bradesco    39

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds within the customer service network, along with the addition of, (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from clients. This is a result of: (i) the prominent position of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loaning funds through its own funding.

R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Funding vs. Investments
Demand Deposits + Sundry Floating	26,659	27,716	29,550	(3.8)	(9.8)
Savings Deposits	87,209	88,261	91,008	(1.2)	(4.2)
Time Deposits + Debentures (1)	152,867	163,228	144,463	(6.3)	5.8
Funds from Financial Bills (2)	106,520	103,696	87,288	2.7	22.0
Customer Funds	373,255	382,901	352,309	(2.5)	5.9
(-) Reserve Requirements	(48,164)	(49,921)	(48,913)	(3.5)	(1.5)
(-) Available Funds	(7,554)	(8,116)	(7,961)	(6.9)	(5.1)
Customer Funds Net of Reserve Requirements	317,537	324,864	295,435	(2.3)	7.5
Onlending	33,751	39,228	39,232	(14.0)	(14.0)
Securities Abroad	6,298	8,921	8,099	(29.4)	(22.2)
Borrowing	23,781	23,621	22,137	0.7	7.4
Other (Subordinated Debt + Other Borrowers - Cards)	69,623	68,667	54,200	1.4	28.5
Total Funding (A)	450,990	465,301	419,104	(3.1)	7.6
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	381,012	393,788	391,448	(3.2)	(2.7)
B/A (%)	84.5	84.6	93.4	(0.1) p.p.	(8.9) p.p.

(1) Debentures mainly used to back repos; and

(2) Includes: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate.

  40  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

R$ million	Jun16	Mar16	Jun15	Variation
				Quarter		12M
				Amount	%	Amount	%
Demand Deposits	23,217	22,590	26,125	627	2.8	(2,908)	(11.1)
Savings Deposits	87,209	88,261	91,008	(1,052)	(1.2)	(3,799)	(4.2)
Time Deposits	68,499	77,754	78,062	(9,255)	(11.9)	(9,563)	(12.3)
Debentures (1)	84,368	85,474	66,401	(1,106)	(1.3)	17,967	27.1
Borrowing and Onlending	57,532	62,849	61,369	(5,317)	(8.5)	(3,837)	(6.3)
Funds from Issuance of Securities (2)	112,817	112,617	95,387	200	0.2	17,430	18.3
Subordinated Debts	50,952	50,184	37,426	768	1.5	13,526	36.1
Total	484,594	499,729	455,778	(15,135)	(3.0)	28,816	6.3

(1) Considering mostly debentures used to back repos; and

(2) Includes: Financial Bills, in June 2016, totaling R$74,079 million (R$72,612 million in March 2016 and R$60,608 million in June 2015).

Demand deposits

In June 2016, demand deposits totaled
R$23,217 million, showing an increase of
R$627 million or 2.8% in comparison with the previous quarter.

In the comparison between June 2016 and the same period of the previous year, demand deposits showed a decrease of R$2,908 million or 11.1%, primarily due to new business opportunities offered to clients.

(1) Additional installment is not included.

Savings Deposits

Savings deposits totaled R$87,209 million in June 2016, showing a decrease of R$1,052 million or 1.2% in comparison with the previous quarter and R$3,799 million or 4.2% in comparison with the same period of the previous year, mainly due to new business opportunities offered to clients, in virtue of the interest rate oscillations occurring in the period.

(1) Additional installment is not included; and (2) Includes the effects of the redefinition of the rules adopted by Bacen during the first semester of 2015.

Bradesco    41

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Time Deposits

At the end of June 2016, the balance of time deposits totaled R$68,499 million, registering decreases both in the quarter-over-quarter comparison in the amount of R$9,255 million, or 11.9%, and in comparison with the same period of the previous year, of R$9,563 million or 12.3%.

This performance was primarily due to the interest rate oscillations occurring in the period and to the new investment alternatives available to clients.

Debentures

In June 2016, Bradesco’s debentures balance totaled R$84,368 million, registering a decrease of R$1,106 million, or 1.3%, in comparison with the previous quarter. In the comparison between June 2016 and the same period of the previous year, the debentures balance showed an increase of R$17,967 million, or 27.1%.

Such variations refer mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

Borrowing and On-lending

In June 2016, the balance of on-lending registered at R$57,532 million, a decrease of
R$5,317 million, or 8.5%, in comparison with the previous quarter, mainly due to: (i) the decrease of R$3,378 million in the obligations for loans and denominated and/or indexed on-lending in foreign currency; and (ii) the decrease in the volume of funds raised by borrowings and on-lending in the country, mainly through Finame operations.

In the comparison between June 2016 and the same period of the previous year, the balance of borrowings and on-lending recorded a decrease of R$3,837 million, or 6.3%, essentially due to: (i) a decrease of R$5,479 million or 14.0%, in the volume of funds raised by borrowings and on-lending in the country, mainly in the form of Finame operations; offset by: (ii) an increase of R$1,642 million in borrowings and on-lending denominated and/or indexed in foreign currency, whose balance changed from R$22,120 million in June 2015 to R$23,762 million, in June 2016, partially due to the positive exchange rate variation of 3.5% in the period.

  42  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Funds from Issuance of Securities

In June 2016, Funds from Issuance of Securities totaled R$112,817 million, remaining stable in relation to the end of the previous quarter.

In the comparison between June 2016 and the same period of the previous year, the increase of R$17,430 million, or 18.3%, was mainly due to: (i) the increased inventory of Financial Bills, from R$60,608 million in June 2015 to R$74,079 million in June 2016, as a result of the new issuances in the period; and (ii) the higher volume of Mortgage Bonds, in the amount of R$6,339 million.

(1) Considering: Mortgage Notes, Letters of Credit for Agribusiness, MTN Program Issues, Securitization of Payment Order Flow, Cost of issuances over funding and Structured Operations Certificates.

Subordinated Debt

Subordinated Debt totaled R$50,952 million in June 2016 (R$11,276 million abroad and R$39,676 million in Brazil), showing an increase in the quarter-over-quarter comparison of R$768 million, or 1.5%. In comparison with the same period of the previous year, it showed an increase of R$13,526 million, or 36.1%, mainly due to the issue of new subordinated debts in the periods.

(1) Includes the amount of R$13,877 million, relating to subordinated debts recorded under the heading “Eligible Debt Capital Instrument”.

Bradesco    43

Economic and Financial Analysis

Interest Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

R$ million	1H16	1H15	2Q16	1Q16	Variation
					Semester	Quarter
Securities/Other Margin - Interest Earning Operations
Interest - due to volume					53	27
Interest - due to spread					346	160
NII - Interest Earning Portion	3,733	3,334	1,960	1,773	399	187

In the comparison between the second quarter of 2016 and the previous quarter, there was an increase of R$187 million in the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM). The change observed was primarily due to: (i) an increase in the average spread, benefitted by the positions in the pre-fixed portfolios, in the amount of R$160 million; and (ii) an increase in the volume of operations, in the amount of R$27 million.

In the comparison between the first semester of 2016 and the same period of the previous year, the interest earning portion of “Securities/Other”, recorded an increase of R$399 million. This result was due to: (i) an increase of R$346 million in the average spread; and (ii) an increase in the volume of operations, resulting in R$53 million.

Interest Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

R$ million	1H16	1H15	2Q16	1Q16	Variation
					Semester	Quarter
Insurance Margin - Interest Earning Operations
Interest - due to volume					67	17
Interest - due to spread					138	(77)
NII - Interest Earning Portion	2,890	2,685	1,415	1,475	205	(60)

Comparing the second quarter of 2016 with the previous quarter, the interest earning portion of insurance operations recorded a R$60 million decrease, or 4.1%, which was due to: (i) a R$77 million decrease in the average spread; offset by: (ii) an increase in the volume of operations, totaling R$17 million.

In the comparison between the first semester of 2016 and the same period of the previous year, the interest earning portion showed an increase of 7.6%, or R$205 million, due to: (i) an increase in the average spread, in the amount of R$138 million; and (ii) an increased volume of operations, in the amount of R$67 million.

Non-Interest Earning Portion

Non-Interest Earning Portion – Breakdown

R$ million	1H16	1H15	2Q16	1Q16	Variation
					Semester	Quarter
NII - Non-Interest Earning Portion
NII - Non-Interest Earning Portion	337	452	179	158	(115)	21

Non-interest earning portion stood at R$179 million in the second quarter of 2016, showing a R$21 million increase, due to higher gains with arbitration of markets. In the comparison between the first semester of 2016 and the same period of the previous year, there was a decrease of R$115 million in the non-interest earning portion.

  44  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguros’ Statement of Financial Position and Income Statement:

Consolidated Statement of Financial Position

R$ million	Jun16	Mar16	Jun15	Variation %
				Jun16 x Mar16	Jun16 x Jun15
Assets
Current and Long-Term Assets	218,690	212,967	191,343	2.7	14.3
Securities	205,230	200,016	179,129	2.6	14.6
Insurance Premiums Receivable	3,559	3,227	3,308	10.3	7.6
Other Loans	9,901	9,724	8,906	1.8	11.2
Permanent Assets	4,693	4,629	5,000	1.4	(6.1)
Total	223,383	217,595	196,343	2.7	13.8
*
Liabilities
Current and Long-Term Liabilities	198,823	194,090	173,544	2.4	14.6
Tax, Civil and Labor Contingencies	3,184	3,116	2,804	2.2	13.6
Payables on Insurance, Pension Plan and Capitalization Bond Operations	532	523	545	1.7	(2.4)
Other Reserve Requirements	4,458	7,478	5,629	(40.4)	(20.8)
Insurance Technical Reserves	14,039	13,574	13,261	3.4	5.9
Life and Pension Plan Technical Reserves	169,885	162,579	144,337	4.5	17.7
Capitalization Bond Technical Reserves	6,725	6,820	6,968	(1.4)	(3.5)
Non-controlling Interest	542	671	612	(19.2)	(11.4)
Shareholder's Equity (1)	24,018	22,834	22,187	5.2	8.3
Total	223,383	217,595	196,343	2.7	13.8

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$15,584 million in June 2016.

Consolidated Income Statement

R$ million	1H16	1H15	2Q16	1Q16	Variation %
					1H16 x 1H15	2Q16 x 1Q16
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	32,439	30,357	17,253	15,186	6.9	13.6
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	18,732	16,873	9,413	9,319	11.0	1.0
Financial Result from the Operation	2,906	2,691	1,465	1,441	8.0	1.7
Sundry Operating Income	635	421	348	287	50.8	21.3
Retained Claims	(11,770)	(10,199)	(6,156)	(5,614)	15.4	9.7
Capitalization Bond Draws and Redemptions	(2,527)	(2,416)	(1,301)	(1,226)	4.6	6.1
Selling Expenses	(1,710)	(1,641)	(877)	(833)	4.2	5.3
General and Administrative Expenses	(1,326)	(1,201)	(681)	(645)	10.4	5.6
Tax Expenses	(369)	(418)	(171)	(198)	(11.7)	(13.6)
Other Operating Income/Expenses	(467)	(326)	(193)	(274)	43.3	(29.6)
Operating Result	4,104	3,784	1,847	2,256	8.5	(18.1)
Equity Result	347	306	164	183	13.4	(10.4)
Income before Taxes and Profit Sharing	4,451	4,090	2,011	2,439	8.8	(17.5)
Income Tax and Contributions	(1,785)	(1,404)	(794)	(991)	27.1	(19.9)
Profit Sharing	(53)	(47)	(23)	(30)	12.8	(23.3)
Non-controlling Interest	(69)	(73)	(30)	(39)	(5.5)	(23.1)
Net Income	2,544	2,566	1,164	1,380	(0.9)	(15.7)

Note: For comparison purposes, the effects of non-recurring events are not considered.

Bradesco    45

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

R$ million	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Life and Pension Plans	644	725	727	738	785	762	693	588
Health	57	208	247	139	116	182	201	168
Capitalization Bonds	111	133	125	122	145	152	120	74
Basic Lines and Other	352	313	307	318	238	187	222	228
Total	1,164	1,380	1,405	1,317	1,284	1,283	1,236	1,058

Performance Ratios

%	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Claims Ratio (1)	76.8	72.1	71.9	73.1	71.4	71.7	70.9	72.7
Expense Ratio (2)	10.1	9.9	10.4	10.4	10.7	10.4	10.6	10.5
Administrative Expenses Ratio (3)	4.0	4.2	4.1	4.3	4.0	4.1	4.0	4.6
Combined Ratio (4) (5)	89.6	86.1	86.5	86.9	86.5	86.8	85.9	86.5

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional reserves.

Note:  For comparison purposes, the effects of non-recurring events are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In comparison with the previous quarter, the turnover in the second quarter of 2016, showed a growth of 13.6%, driven by the "Life and Pension", "Auto/RE", "Capitalization" and "Health" products, which showed growths of 22.0%, 16.6%, 6.1% and 4.2%, respectively.

In the first semester of 2016, the production recorded a growth of 6.9% in comparison with the same period of the previous year influenced by "Health" and “Capitalization” products, which presented growth of 16.7% and 4.0%, respectively.

  46  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Indexes of Claims Ratio per Industry

Indexes of Commercialization of Insurance per Industry

Bradesco    47

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Billing.

Improvement of administrative efficiency ratio, in the comparison between the second quarter of 2016 and the previous quarter, is due to: (i) the benefits generated with the rationalization of expenditures; and (ii) the increase of 13.6% in the revenue of the period.

Technical Reserves

  48  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Bradesco Vida e Previdência

R$ million (unless otherwise stated)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Net Income	644	725	727	738	785	762	693	588
Premium and Contribution Income (1)	8,755	7,175	11,153	7,112	9,183	6,318	10,644	5,645
- Income from Pension Plans and VGBL	7,337	5,786	9,744	5,739	7,921	5,081	9,371	4,383
- Income from Life/Personal Accidents Insurance Premiums	1,418	1,389	1,409	1,373	1,262	1,237	1,273	1,262
Technical Reserves	169,885	162,579	157,600	148,321	144,337	137,322	133,857	126,858
Investment Portfolio	177,599	168,992	162,686	155,526	152,035	144,426	140,704	132,535
Claims Ratio	38.0	31.2	38.9	35.8	34.4	35.3	35.0	36.6
Expense Ratio	17.4	17.3	17.6	18.7	17.0	18.6	18.7	18.5
Combined Ratio	61.1	56.1	63.6	61.5	59.7	61.1	61.8	63.4
Participants / Policyholders (in thousands)	32,570	33,070	31,985	30,349	29,660	29,306	28,207	27,625
Premium and Contribution Income Market Share (%) (2)	24.4	26.0	28.8	26.9	27.2	23.9	28.4	25.4
Life/AP Market Share - Insurance Premiums (%) (2)	18.8	19.1	17.7	17.6	17.2	17.7	17.3	17.7

 (1) Life/VGBL/PGBL/Traditional; and

(2) The second quarter of 2016 includes the latest data released by SUSEP (May/16).

Note:  For comparison purposes, the effects of non-recurring events are not considered.

Net income for the second quarter of 2016 was 11.2% lower compared with the results from the previous quarter, influenced by the following factors: (i) the constitution of a supplemental coverage provision, whose calculation methodology considers the discount of the projected cash flow of the insurance contracts in force, based on the fixed-term structure of the interest rates (ETTJ). These curves showed approximately 1.0 p.p. of variation between the dates of the calculation base, resulting in an increase in the SCP (Supplemental Coverage Provision) in the order of R$144 million, with the reflex, net of tax, of
R$79.2 million; (ii) an increase of 6.8 p.p. in the claims ratio; partially offset by: (iii) an increase of 22.0% in the revenue; (iv) the maintenance of the commercialization index; (v) improvement in the index of administrative efficiency; and (vi) an increase in financial results.

The net income for the first semester of 2016 was 11.5% lower than the results from the same period of the previous year, influenced by the following factors: (i) the constitution of a supplemental coverage provision, as mentioned in the previous paragraph; (ii) an increase in the administrative efficiency index; (iii) an increase in the aliquot of the Social Contribution (CSLL); partially offset by: (iv) an increase of 2.8% in the revenue; (v) the maintenance of the claims ratio; and (vi) an increase in financial results.

In June 2016, technical reserves for Bradesco Vida e Previdência stood at R$169.9 billion, made up of R$161.4 billion from "Pension Plans and VGBL" and R$8.5 billion from "Life, Personal Accidents and other lines", resulting in an increase of 17.7% over June 2015.

The Pension Plan and VGBL Investment Portfolio accounted for 28.9% of market funds in May 2016 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In June 2016, the number of Bradesco Vida e Previdência clients exceeded the 2.3 million mark of pension plan and VGBL participants, and 30.1 million life and personal accident policyholders.	Such performance is fueled by the strength of the Bradesco brand and the improvement in selling and management policies.

Bradesco    49

Economic and Financial Analysis

Bradesco Saúde and Mediservice

R$ million (unless otherwise stated)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Net Income	57	208	247	139	116	182	201	168
Net Written Premiums	5,119	4,909	4,864	4,621	4,376	4,186	4,078	3,851
Technical Reserves	7,378	7,031	6,848	6,806	6,785	6,665	6,453	6,226
Claims Ratio	94.2	87.5	85.7	89.9	89.7	88.5	87.7	87.6
Expense Ratio	5.0	5.3	5.2	5.3	5.4	5.3	5.1	4.8
Combined Ratio	104.2	99.6	99.7	102.3	102.9	101.5	99.5	98.1
Policyholders (in thousands)	4,246	4,394	4,444	4,461	4,472	4,478	4,525	4,475
Written Premiums Market Share (%) (1)	49.6	49.1	49.3	49.3	48.6	48.0	46.1	45.8

(1) The second quarter of 2016 includes the latest data released by ANS (May/16).

Note:  For comparison purposes, effects of non-recurring events are not considered.

Net income for the second quarter of 2016 decreased by 72.6% in relation to the results calculated for the previous quarter, mainly due to: (i) an increase of 6.7 p.p. in claims; (ii) a decrease of financial and equity earnings; partially offset by: (iii) an increase of 4.3% in billing; and (iv) maintaining the administrative efficiency ratio.

Net income for the first semester of 2016 showed a decrease of 11.1% in comparison with the results calculated in the same period of the previous year, mainly due to: (i) the increase of 1.8 p.p. in the claims ratio; (ii) the increase in the aliquot of the Social Contribution (CSLL); partially offset by: (iii) an increase of 17.1% in revenue; (iv)

maintaining the commercialization index; and (v) the improvement in equity and financial results.

In June 2016, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).

Approximately 139 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 43 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2016).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 4.2 million clients. The large share of corporate insurance in this portfolio (96.1% in June 2016) is proof of its high level of specialization and customization in providing group coverage plans.

  50  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Bradesco Capitalização

R$ million (unless otherwise stated)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Net Income	111	133	125	122	145	152	120	74
Capitalization Bond Income	1,425	1,343	1,369	1,477	1,323	1,338	1,432	1,416
Technical Reserves	6,725	6,820	6,893	6,985	6,968	6,921	6,708	6,502
Customers (in thousands)	2,995	3,076	3,190	3,287	3,349	3,393	3,433	3,436
Premium Income Market Share (%) (1)	27.2	27.5	25.6	26.4	25.6	27.7	24.4	24.3

 (1) The second quarter of 2016 includes the latest data released by SUSEP (May/16).

Net income for the second quarter of 2016 recorded a decrease of 16.5% over the previous quarter, primarily due to: (i) a decrease in financial income; partially offset by: (ii) the growth of 6.1% in revenue; and (iii) an improvement in the administrative efficiency ratio.

Net income in the first semester of 2016 recorded a decrease of 17.8% over the same period in the previous year, primarily due to: (i) the decrease of financial income; (ii) the increase of the aliquot of the Social Contribution (CSLL); partially offset by: (iii) the 4.0% growth in the revenue; and (iv) maintaining the administrative efficiency ratio.

Bradesco Capitalização reached first place among the capitalization bond companies, presenting a 4.0% growth in revenue during the period between January and May of 2016, in comparison with the same period of 2015, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its clients, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the clients.

Combining a pioneering spirit with a business-minded strategic view, Bradesco Capitalização has launched products onto the market that are concerned with socio-environmental causes, from which part of the revenue goes towards projects with such purpose. In addition to offering clients the opportunity to create a financial reserve, Capitalization Bonds with this socio-environmental profile seek to raise the client’s awareness of this subject’s importance and permit them to participate in a good cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) Fundação SOS Mata Atlântica (which contributes to preserving the biological and cultural diversity of the Atlantic Forest, encouraging social and environmental citizenship); (ii) Fundação Amazonas Sustentável (which contributes to the sustainable development, environmental preservation and improvement of the quality of life in communities that benefit from conservation centers in the state of Amazonas); (iii) Instituto Brasileiro de Controle do Câncer (the Brazilian Cancer Control Institute – which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); (iv) Tamar Project (created to preserve sea turtles); and (v) Instituto Arara Azul (created to work towards the conservation of Blue Macaws in their natural habitat).

  Bradesco    51

Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

R$ million (unless otherwise stated)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Net Income	41	46	52	87	73	42	60	37
Net Written Premiums	1,549	1,328	1,380	1,548	1,466	1,401	1,319	1,655
Technical Reserves	6,025	5,951	5,955	5,995	5,970	5,910	5,823	5,952
Claims Ratio	56.3	58.4	56.9	56.3	57.3	61.2	62.1	62.8
Expense Ratio	20.5	20.5	20.7	20.8	20.9	19.7	19.5	21.0
Combined Ratio	102.3	106.5	105.1	102.6	103.7	107.3	106.4	105.4
Policyholders (in thousands)	3,446	3,675	3,781	3,762	3,971	4,285	4,480	4,536
Premium Income Market Share (%) (1)	9.3	9.1	9.5	9.7	10.0	9.9	10.1	10.6

(1) The second quarter of 2016 includes the latest data released by SUSEP (May/16).

Note: (i) We are considering Atlântica Companhia de Seguros as of the first quarter of 2014; and (ii) in August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

Net income in the second quarter of 2016 was 10.9% lower than the results presented in the previous quarter, due to: (i) the decrease in the financial results; partially offset by the: (ii) growth of 16.6% in revenue;(iii) decrease of 2.1 p.p. in the claims ratio; (iv) maintaining the commercialization index; and (v) improvement in the administrative efficiency ratio.

Net income in the first semester of 2016 was 24.3% lower than in the same period of the previous year, mainly due to: (i) the decrease in financial and equity earnings; (ii) the increase of the Social Contribution (CSLL) aliquot; partially offset by: (iii) the decrease of 1.9 p.p. in the claims ratio; and (iv) maintaining the commercialization index.

Bradesco Auto/RE is present in 40 of the 100 largest groups in the country, as the insurer of its equities. And, to ensure the retention of clients, the company has invested in the revision of its services, in both claims assistance and claims, in search of greater efficiency and quality in the provision of services.

Despite the strong competition in the "Auto/RCF" sector, the insurance company has maintained its collection of around 1.5 million items, confirming its continued competitiveness. This achievement primarily originated from a more refined and segmented pricing strategy that helped to reduce the claims ratio and significant margin recovery, above the market average. In addition, strong investment in technology in this area has aided the simplification of internal processes, making the purchase of insurance more agile.

With 31 units spread across the country, the network activity of the automotive centers of Bradesco Auto Center (BAC) offers policyholders access to a varied range of services in a single place. Since 2007 there have been more than 500 thousand assistances, between claims, provision of spare cars, installation of anti-theft equipment, prior inspections performed, preventative maintenance checks and glass repairs.

Mass insurance targets individual clients, self-employed professionals and SMEs.

With a strategy focused on the “home insurance” segment, totaling more than 1.3 million insured homes, Bradesco Auto/RE is expanding the "monthly residential" products line into new distribution channels.

Recently, "Bradesco Seguro Simpli Empresa", an easily purchased corporate product intended for commercial establishments and service providers, such as bakeries, pousadas (personalized hospitality), schools, gyms, cafeterias, and beauty salons, was launched. In a few months, its sale had already surpassed the mark of 28 thousand insurance policies.

The simplified home and business insurance products stand out for their significant contribution to the results.

  52  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

R$ million	1H16	1H15	2Q16	1Q16	Variation				As a % of 1H16
					Semester		Quarter
					Amount	%	Amount	%
Fee and Commission Income
Card Income	4,880	4,581	2,459	2,421	299	6.5	38	1.6	37.5
Checking Account	2,774	2,276	1,410	1,364	498	21.9	46	3.4	21.3
Fund Management	1,375	1,262	701	674	113	9.0	27	4.0	10.6
Loan Operations	1,366	1,333	710	656	33	2.5	54	8.2	10.5
Collection	811	778	412	399	33	4.2	13	3.3	6.2
Consortium Management	568	499	290	278	69	13.8	12	4.3	4.4
Underwriting / Financial Advisory Services	366	298	204	162	68	22.8	42	25.9	2.8
Custody and Brokerage Services	321	264	171	150	57	21.6	21	14.0	2.5
Payments	187	197	90	97	(10)	(5.1)	(7)	(7.2)	1.4
Other	381	374	177	204	7	1.9	(27)	(13.2)	2.9
Total	13,029	11,862	6,624	6,405	1,167	9.8	219	3.4	100.0
Business Days	124	122	63	61	2	1.6	2	3.3

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Card Income

Income from card fees totaled R$2,459 million in the second quarter of 2016, an increase of
R$38 million, or 1.6%, compared with the previous quarter, mainly due to the increase in volume traded.

In the comparison between the first semester of 2016 and the same period of the previous year, the R$299 million or 6.5% growth, is primarily due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the period.

Bradesco    53

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the second quarter of 2016, the service revenues from checking accounts showed an increase of R$46 million, or 3.4%, in comparison with the previous quarter, mainly influenced by the greater number of business days in this quarter.

In the comparison between the first semester of 2016 and the same period of the previous year, the income from current account services increased by R$498 million, or 21.9%, mainly due to: (i) the expansion of the portfolio of services rendered, with the inclusion of clients for the new “Classic” and “Exclusive” sections; and (ii) the increase in the volume of business.

Loan Operations

Revenues from loan operations recorded an increase of 8.2%, or R$54 million, in the quarter-over-quarter comparison, and 2.5%, or R$33 million, in the comparison between the accrued semesters, originating mainly from higher income from collaterals, which increased 21.2% and 14.4%, respectively.

  54  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the second quarter of 2016, fund management income totaled R$701 million, showing an increase of R$27 million, or 4.0%, compared with the previous quarter, mainly due to the 1.2% increase in the volume of funds raised and managed.

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$113 million, or 9.0%, was primarily due to the increase in the volume of funds raised and managed, which grew 17.2% over the period, investments in fixed income funds being notable, with a growth of 18.1%.

R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Shareholders' Equity
Investment Funds	550,640	550,387	469,591	-	17.3
Managed Portfolios	44,306	40,400	38,898	9.7	13.9
Third-Party Fund Quotas	8,502	5,653	6,239	50.4	36.3
Total	603,448	596,440	514,728	1.2	17.2
x	x	x	x	x	x
R$ million	Jun16	Mar16	Jun15	Variation %
				Quarter	12M
Distribution
Investment Funds – Fixed Income	524,159	527,264	443,788	(0.6)	18.1
Investment Funds – Equities	26,481	23,123	25,803	14.5	2.6
Investment Funds – Third-Party Funds	6,114	3,486	4,342	75.4	40.8
Total - Investment Funds	556,754	553,873	473,933	0.5	17.5
Managed Portfolios - Fixed Income	37,883	34,427	30,421	10.0	24.5
Managed Portfolios – Equities	6,423	5,973	8,477	7.5	(24.2)
Managed Portfolios - Third-Party Funds	2,388	2,167	1,897	10.2	25.9
Total - Managed Funds	46,694	42,567	40,795	9.7	14.5
Total Fixed Income	562,042	561,691	474,209	0.1	18.5
Total Equities	32,904	29,096	34,280	13.1	(4.0)
Total Third-Party Funds	8,502	5,653	6,239	50.4	36.3
Overall Total	603,448	596,440	514,728	1.2	17.2

Cash Management Solutions (Payments and Collection)

In the second quarter of 2016, billing and collection income presented a variation of
R$6 million or 1.2%, stable in comparison with the previous quarter.

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$23 million or 2.4%, was due to the greater volume of processed documents, up from 1,095 million in the first semester of 2015 to 1,131 million in the first semester of 2016.

Bradesco    55

Economic and Financial Analysis

Fee and Commission Income

Consortium Management

In the second quarter of 2016, total earnings from custody and brokerage services presented an increase of R$21 million, or 14.0%, compared with the previous quarter. This trend basically resulted: (i) from the higher volumes traded on BM&FBovespa; and (ii) from the increase of R$17 billion in assets in custody, which had an impact on custody and brokerage revenues.

In the comparison between the first semester of 2016 and the same period of the previous year, the R$69 million or 13.8% increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in billing on sales, ranging from 1,127 thousand active quotas, in June 2015, to 1,216 thousand active quotas in June 2016, generating an increase of 89 thousand net quotas.

Custody and Brokerage Services

In the second quarter of 2016, total earnings from custody and brokerage services presented an increase of R$21 million, or 14.0%, compared with the previous quarter. This trend basically resulted: (i) from the higher volumes traded on BM&FBovespa; and (ii) from the increase of
R$17 billion in assets in custody, which had an impact on custody and brokerage revenues.

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$57 million, or 21.6%, in income from custody and brokerage services, reflected the increase in the average volume of assets under custody in the period.

Underwriting/Financial Advisory Services

The increase in the quarter-over-quarter comparison, to the amount of R$42 million, or 25.9%, as well as in the comparison with the first semester of the previous year, to the amount of R$68 million, or 22.8%, refers, mainly, to increased activity on the capital market in the second quarter of 2016.

It is important to note that variations recorded in this income derive from the capital market’s volatile performance.

  56  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Personnel and Administrative Expenses

R$ million	1H16	1H15	2Q16	1Q16	Variation				As a % of 1H16
					Semester		Quarter
					Amount	%	Amount	%
Personnel Expenses
Structural	6,041	5,708	3,016	3,025	333	5.8	(9)	(0.3)	37.7
Payroll/Social Charges	4,422	4,214	2,210	2,212	208	4.9	(2)	(0.1)	27.6
Benefits	1,619	1,494	806	813	125	8.4	(7)	(0.9)	10.1
Non-Structural	1,595	1,355	866	728	240	17.7	137	19.0	10.0
Management and Employee Profit Sharing	901	787	450	451	114	14.5	(1)	(0.2)	5.6
Provision for Labor Claims	369	351	210	159	18	5.1	51	32.1	2.3
Training	51	59	32	19	(8)	(13.6)	13	68.4	0.3
Termination Costs	273	158	174	99	115	72.8	75	75.8	1.7
Total	7,636	7,063	3,882	3,754	573	8.1	128	3.4	47.7
x
Administrative Expenses
Outsourced Services	2,060	1,918	1,067	993	142	7.4	74	7.5	12.9
Depreciation and Amortization	1,147	1,024	581	566	123	12.0	15	2.7	7.2
Communication	869	812	450	419	57	7.0	31	7.4	5.4
Data Processing	829	730	383	446	99	13.6	(63)	(14.1)	5.2
Advertising and Marketing	506	340	285	221	166	48.8	64	29.0	3.2
Asset Maintenance	502	503	268	234	(1)	(0.2)	34	14.5	3.1
Rental	472	459	231	241	13	2.8	(10)	(4.1)	2.9
Financial System Services	448	393	220	228	55	14.0	(8)	(3.5)	2.8
Transportation	334	312	168	166	22	7.1	2	1.2	2.1
Security and Surveillance	334	299	168	166	35	11.7	2	1.2	2.1
Water, Electricity and Gas	196	165	93	103	31	18.8	(10)	(9.7)	1.2
Materials	154	164	75	79	(10)	(6.1)	(4)	(5.1)	1.0
Trips	65	72	37	27	(7)	(9.7)	10	37.0	0.4
Other	470	374	244	227	96	25.7	17	7.5	2.9
Total	8,386	7,565	4,270	4,116	821	10.9	154	3.7	52.3
Total Personnel and Administrative Expenses	16,022	14,628	8,152	7,870	1,394	9.5	282	3.6	100.0
Employees	89,424	93,902	89,424	91,395	(4,478)	(4.8)	(1,971)	(2.2)
Service Points (1)	61,565	74,270	61,565	63,552	(12,705)	(17.1)	(1,987)	(3.1)

(1) The reduction refers to: (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the decrease of the Bradesco Expresso correspondents.

Total Personnel and Administrative Expenses amounted to R$8,152 million in the second quarter of 2016, with an increase of 3.6%, or R$282 million, in comparison with the previous quarter. In the comparison between the first semester of 2016 and the same period of the previous year, total Personnel and Administrative Expenses showed an increase of 9.5%, or R$1,394 million.

Personnel Expenses

Total personnel expenses amounted to R$3,882 million in the second quarter of 2016, showing an increase of 3.4%, or R$128 million, in comparison with the previous quarter, mainly due to the variation of R$137 million or 19.0% in the "non-structural" portion, mainly due to higher expenses of: (i) costs resulting from the termination of employment contracts, to the amount of R$75 million; and (ii) provision for labor lawsuits, to the amount of R$51 million.

Bradesco    57

Economic and Financial Analysis

Personnel and Administrative Expenses

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$573 million, or 8.1% in personnel expenses, a value that is below the levels of salary readjustments deriving from the collective agreement, was mainly due to: (i) the "structural" portion variation, related to the increase in expenses relating to payroll, social charges and benefits, that was affected by higher salaries, in accordance with the 2015 collective agreement; and (ii) the "non-structural" portion variation, mainly due to higher expenses of: (a) costs resulting from the termination of employment contracts, to the amount of R$115 million and (b) profits shared between the administrators and employees (PLR), to the amount of R$114 million.

(1) The reduction in the fourth quarter of 2014 includes, mainly, the transfer of 2,431 employees of Scopus Tecnologia to IBM Brasil.

Administrative Expenses

The increase of 3.7% or R$154 million in administrative expenses in the second quarter of 2016, compared with the previous quarter, was mainly due to the increase in the volume of business and services concentrated in this period which, consequently, resulted in higher expenses of: (i) outsourced services, to the amount of
R$74 million; (ii) advertising and publicity, to the amount of R$64 million; (iii) asset maintenance and conservation, to the amount of R$34 million; and (iv) communication, to the amount of
R$31 million; partially offset by: (v) lower data processing expenses, in the amount of
R$63 million, affected by dollar devaluation in the period.

The 10.9% increase, or R$821 million, in administrative expenses in the comparison between the first semester of 2016 and the same period of the previous year, was due, mainly, to the increasing expenses of: (i) growth in business and services volumes in the period; (ii) advertising and publicity campaigns; (iii) contractual adjustments; and offset: (iv) by optimization of Service Points.

Operating Coverage Ratio (1)

In this quarter, the coverage ratio over the last
12 months remained stable in comparison with the previous quarter, mainly due to ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; (b) investments in Information Technology, which totaled R$2,993 billion in the first semester of 2016; and (c) measures applied to increase the offer of products and services available to the entire client base.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

   58  Economic and Financial Analysis Report – June 2016

Economic and Financial Analysis

Tax Expenses

Tax expenses totaled R$1,326 million in the second quarter of 2016, showing a decrease of R$92 million, or 6.5%, in relation to the previous quarter, primarily due to (i) the increase, in the first quarter of 2016, of IPTU expenses due to the advanced payment of this tax; and (ii) the reduction of expenses with PIS/Cofins, derived from the decrease in taxable income in the quarter.

In the comparison between the first semester of 2016 and the same period of the previous year, such expenses increased by R$84 million, or 3.2%, primarily due to the increase in expenses with PIS/Cofins/ISS, derived from the increase in taxable income in the period, mainly of fee and commission income and net interest income.

Equity in the earnings (losses) of affiliates

In the second quarter of 2016, equity in the earnings (losses) of affiliates registered at R$22 million, a decrease of R$18 million compared with the previous quarter, and an increase of R$49 million compared with the first semester of the previous year, primarily due to the equity in the earnings (losses) obtained with the "IRB – Brasil Resseguros" affiliate.

Non-Operating Income

In the second quarter of 2016, non-operating income recorded a loss of R$56 million, showing a decrease of R$31 million, or 35.6%, in comparison with the previous quarter, and an increase of R$20 million, or 16.3%, in comparison with the first semester of the previous year, essentially due to the variation of non-operating expenses (such as losses on sale of foreclosed assets/other) in each period.

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Economic and Financial Analysis

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  60 Economic and Financial Analysis Report – June 2016

Return to Shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors being composed of eight members, seven of which are external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one of which is an internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi), who was elected at the Annual Shareholders’ Meeting and who is eligible for reelection. The Board of Directors elects the members of the Board of Executive Officers.

The Board of Directors is advised in its activities, by seven (7) Committees, two (2) of which are Statutory Committees (Audit and Compensation) and five (5) of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation, Nomination and Sustainability). Several Executive Committees report to the Board of Executive Officers.

In addition to the stated Audit Committee, Bradesco also makes use of the permanent Fiscal Council, elected by the shareholders, and the Internal Audit, which reports to the Board of Directors, as the main oversight agencies of its administrative/operational structure.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Investor Relations area – RI

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors that are constantly reinforced by Bradesco’s Investor Relations area.

In the second quarter of 2016, there were 106 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 1,107 investors.

During the period, there was also the 3rd Bradesco Insurance Day, which gathered 93 investors at Bradesco Seguros’ headquarters in Alphaville.

At this event, a presentation was given regarding the positioning, operational strategy, structure and the main lines of growth of Grupo Bradesco Seguros, the national market leader in insurance.

Reaffirming the commitment to transparency in the disclosure of information, the online version of the Integrated Report 2015 was launched for the first time.

Through this single-environment virtual platform, the user can navigate institutional, business and financial information, as well as sustainability practices and initiatives more easily and dynamically.

The site is also fully accessible, allowing it to be accessed by all our audiences, including those with a visual impairment, through the Virtual Vision tool, software that reads the screen out loud to clients free of charge, enabling, in addition to the reading of the document, account access in order to perform transactions, the use of the Office Package, internet browsing and use of all the computer’s functions.

The Online version is available at the following website: bradescori.com.br/relatoriointegrado2015.

  62   Economic and Financial Analysis Report - June 2016

Return to Shareholders

Sustainability

Inventory of GHG Emissions and ISO 14064

For the eighth consecutive year, Bradesco has reported the direct and indirect greenhouse gas (GHG) emissions of all companies over which it maintains operational control. The 2015 inventory was prepared and verified according to ABNT-NBR ISO 14064 and constitutes the main instrument of quantification, monitoring and verification of GHG emissions by Bradesco.

When performing the inventory, we identify and learn about our emissions sources, setting goals and strategies to mitigate them.

Corporate Social Investment Benchmarking (BISC)

On May 27, we concluded our participation in the 8th edition of BISC. The research was created for the annual monitoring of private social investments in Brazil, providing single mapping of the country, displaying major trends in this area.

Participation allows us to demonstrate the different dimensions and overall profile of the social projects performed by Bradesco, according to legal requirements.

Bradesco Shares

Number of Shares – Common and Preferred Shares

In thousands	Jun16	Mar16	Jun15
Common Shares	2,772,226	2,772,226	2,520,695
Preferred Shares	2,759,659	2,759,659	2,511,189
Subtotal – Outstanding Shares	5,531,885	5,531,885	5,031,884
Treasury Shares	21,717	21,717	16,845
Total	5,553,602	5,553,602	5,048,729

In June 2016, Bradesco’s Capital Stock stood at R$51.1 billion, composed of 5,553,602 thousand shares, made up of 2,776,801 thousand common shares and 2,776,801 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of voting capital and 24.3% of total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by BBD Participações S.A., whose shareholders constitute the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

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Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Jun16%		Ownership of Capital (%)	Jun15%		Ownership of Capital (%)
Individuals	326,493	89.9	20.5	326,318	89.8	21.6
Companies	35,738	9.8	45.3	35,845	9.9	45.0
Subtotal Domiciled in Brazil	362,231	99.7	65.8	362,163	99.7	66.6
Domiciled Abroad	1,198	0.3	34.2	1,246	0.3	33.4
Total	363,429	100.0	100.0	363,409	100.0	100.0

In June 2016 Bradesco had 363,429 shareholders, 362,231 residing in Brazil, representing 99.7% of the total number of shareholders with 65.8% of the Company’s share	capital. The amount of shareholders residing abroad was 1,198, representing 0.3% of the number of shareholders with 34.2% of the share capital.

Average Daily Trading Volume of Shares

During the first semester of 2016 the average daily trading volume of our shares on the New York Stock Exchange (NYSE) and on BM&FBovespa reached R$718 million, which is the highest value presented in the series below.

This amount was 11.0% higher than the average daily trading volume in the previous year, mainly due to the trading of Bradesco ADRs on the NYSE.

(1) BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2) BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

  64  Economic and Financial Analysis Report - June 2016

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4
The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa.

If, in late December 2005, R$100 were invested, Bradesco’s shares would be worth approximately R$286 at the end of June 2016, which is a higher appreciation compared to that which was presented by the Ibovespa within the same period.

Share and ADR Performance (1)

In R$ (unless otherwise stated)	2Q16	1Q16	Variation %	1H16	1H15	Variation %
Adjusted Net Income per Share	0.75	0.74	1.2	1.50	1.59	(5.7)
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.21	0.21	0.3	0.42	0.45	(5.2)
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.23	0.23	0.3	0.47	0.49	(5.2)

In R$ (unless otherwise stated)	Jun16	Mar16	Variation %	Jun16	Jun15	Variation %
Book Value per Common and Preferred Share	17.42	16.87	3.2	17.42	15.71	10.9
Last Trading Day Price – Common Shares	27.01	27.35	(1.2)	27.01	25.31	6.7
Last Trading Day Price – Preferred Shares	25.18	24.61	2.3	25.18	25.78	(2.3)
Last Trading Day Price – ADR ON (US$)	8.09	7.82	3.5	8.09	7.64	5.9
Last Trading Day Price – ADR PN (US$)	7.81	6.77	15.4	7.81	8.33	(6.2)
Market Capitalization (R$ million) (2)	144,366	143,720	0.4	144,366	142,098	1.6

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price
Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4). In July 2016, we analyzed seven reports prepared by these analysts. Their	recommendations and a general consensus on the target price for June 2017 can be found below:

Recommendations %		Target Price in R$ for Jun17
Buy	57.1	Average	29.13
Keep	42.9	Standard Deviation	3.72
Sell	-	Higher	34.00
Under Analysis	-	Lower	23.00

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares,	go to our Shareholders Relationship website at: bradescori.com.br > Information for Shareholders > Analysts’ Consensus.

Market Capitalization

On June 30, 2016, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$144.4 billion, an increase of 1.6% compared with June	2015. It is worth mentioning that the Ibovespa index decreased 2.9% in the same period.

  66  Economic and Financial Analysis Report - June 2016

Return to Shareholders

Main Indicators

Price/Earnings Ratio(1): Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.	(1) Twelve-month adjusted net profit.

Price to Book Ratio: Indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield(1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

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Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

During the first six months of 2016, R$2,906 million was assigned to shareholders as interest on shareholders’ equity (JCP) and the total JCP assigned to shareholders accounted for	38.0% of the net profit for the 12-month period and, considering the income tax deduction and JCP assignments, it was equivalent to 32.3% of the net profit.

(1)   In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index),

ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Sustainability World Index and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

Jun16	In % (1)
Ibovespa	9.6
IBrX-50	10.2
IBrX-100	9.1
IBrA	8.9
IFNC	20.3
ISE	5.2
IGCX	6.8
IGCT	11.1
ITAG	11.9
ICO2	14.9
MLCX	9.8

(1)   Represents the Bradesco shares’ weight on Brazil’s main stock indexes.

  68  Economic and Financial Analysis Report - June 2016

Additional Information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

	Jun16	Mar16	Jun15	Mar15
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	7.3	10.4	12.2
Savings Deposits	N/A	13.5	13.9	14.0
Time Deposits	N/A	8.4	9.0	10.0
Loan Operations	9.8 (1) (2)	9.8 (1)	10.1	10.1
Loan Operations - Private Institutions	22.6 (1) (2)	22.6 (1)	22.4	22.2
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.1 (1) (2)	13.1 (1)	13.2	13.1
Payroll-Deductible Loans	12.7 (1) (2)	12.7 (1)	12.3	12.1
Number of Branches	20.0	20.1	20.3	20.4
Banks – Source : Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	28.0	27.7	27.2	26.8
Banks – Source : Anbima
Managed Investment Funds and Portfolios	20.0 (2)	20.2	18.7	18.4
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.3 (2)	24.8	24.8	23.5
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.9 (2)	24.4	24.4	22.9
Life Insurance and Personal Accident Premiums	18.8 (2)	19.1	17.2	17.7
Auto/Basic Lines Insurance Premiums	9.3 (2)	9.1	10.0	9.9
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	11.9 (2)	11.1	12.5	12.1
Health Insurance Premiums	49.6 (2)	49.1	48.6	48.0
Income from Pension Plan Contributions (excluding VGBL)	28.5 (2)	28.8	30.5	28.5
Capitalization Bond Income	27.2 (2)	27.5	25.6	27.7
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	26.3 (2)	26.6	26.9	26.9
Income from VGBL Premiums	23.9 (2)	25.6	27.0	23.2
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	22.8 (2)	23.3	26.6	23.9
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Pension Plan Investment Portfolios (including VGBL)	28.5 (2)	28.7	30.0	30.0
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	17.1 (2)	16.7	18.6	19.2
Consortia – Source: Bacen
Real Estate	27.6 (2)	27.9	28.0	27.7
Auto	29.6 (2)	29.2	27.8	27.7
Trucks, Tractors and Agricultural Implements	17.8 (2)	17.6	16.7	16.3
International Area – Source: Bacen
Export Market	17.0	16.0	15.8	15.0
Import Market	13.7	11.5	12.2	10.1
(1)   SFN data is preliminary; and

(2)   Reference Date: May/16.

N/A – Not available.

  70  Economic and Financial Analysis Report - June 2016

Additional Information

Market Share of Products and Services

Branch Network

Region	Jun16		Market Share	Jun15		Market Share
	Bradesco	Market		Bradesco	Market
North	273	1,151	23.7%	276	1,144	24.1%
Northeast	843	3,578	23.6%	847	3,629	23.3%
Midwest	337	1,799	18.7%	344	1,820	18.9%
Southeast	2,315	11,636	19.9%	2,393	11,858	20.2%
South	715	4,197	17.0%	768	4,315	17.8%
Total	4,483	22,361	20.0%	4,628	22,766	20.3%

Ratings

Fitch Ratings
International Scale						Domestic Scale
Viability	Support	Domestic Currency		Foreign Currency		Domestic
bb+	3	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		bb+	B	bb+	B	AAA(bra)	F1+(bra)

Moody´s Investors Service
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Ba2		NP		Ba3	NP	Aa1.br	BR-1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term		Long Term	Short Term
BB	B	BB	B	brAA-	brA-1	AA+	brAAA	brA-1

Reserve Requirements

%	Jun16	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14
Demand Deposits
Rate (1)	45	45	45	45	45	45	45	45
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	19	19	19
Savings Deposits
Rate (4)	24.5	24.5	24.5	24.5	24.5	20	20	20
Additional (2)	5.5	5.5	5.5	5.5	5.5	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2) (5)	25	25	25	25	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	64	64	64	64	69	69	69	69

(1) Collected in cash and not remunerated;

(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3) At Bradesco, reserve requirements are applied to Rural Loans;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.; and

(5) Amendment of the rate from the calculation period of August 31 to September 4, 2015, according to Circular No. 3,756/15 of the Central Bank.

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Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

In an increasingly digital world, Bradesco demonstrates its pioneering spirit in innovation and technologies that make the lives of its clients increasingly simpler and give them more autonomy. In view of this objective, we highlight:

•       Stock market clients can view information on regarding their assets in real time and make purchase/sale orders of shares directly on the new Home Broker website, where a visible payment bill with an auto-fill option appears. This platform gives clients agility and a unique negotiation experience;

•       Poupa Troco Bradesco, which allows the investor to automatically transfer the sum of cents remaining from debits in their current account, plus a predetermined value to a savings account;

•       The Digital Check Deposit service, offered to the LE public, among other features, allows clients to deposit checks from any Bank, via the image and data capture of the checks, using a scanner, and to transmit them to the Bank using Bradesco Net Empresa. This operation is quick and safe, and can be conducted at any time, every day of the week, without having to go into a Branch;

•       Online, via Internet Banking, Individual clients can renegotiate their debts, simulate the payment in installments, choose the date for the first payment and also choose options for the payment of the full amount or in installments via direct debit or collection voucher;

•       The Bradesco Saúde application has been launched, which allows clients to check details of the contracted plan, access the electronic version of the card, track reimbursement status, in addition to locating clinics, pharmacies and doctors using the application. Now also available for devices using the Android operating system;

•       Bradesco Seguros has been recognized as one of the 10 most innovative insurers in the 2016 Efma Global Innovator Insurance Award. The "Calamity Operation" innovation project was awarded the "Silver Award Trophy" in the Claims Management category in the Efma Innovation in Insurance awards; and

•       Another innovative solution of note is the Pulseira para Pagamentos (Payment Wristband), which utilizes proximity communication technologies and allows the payment for purchases simply and quickly, just by approaching a terminal equipped with a reader for this technology whilst wearing this device. The wristband, launched in partnership with Visa, is being tested by selected people and during the 2016 Rio Olympic Games will be accepted at all of the sports stadia’s payment terminals. To use it, the user tops up credits –as with a pre-paid card – by means of an application, which can also monitor their transaction history, view balances and block the wristband in the case of theft or loss.

As a prerequisite for its continuous expansion, Bradesco invested R$2,993 million in Infrastructure, Information Technology and Telecommunications in the first semester of 2016.

R$ million	1H16	2015	2014	2013	2012
Infrastructure	442	1,268	1,049	501	718
Information Technology and Telecommunications	2,551	4,452	3,949	4,341	3,690
Total	2,993	5,720	4,998	4,842	4,408

  72  Economic and Financial Analysis Report - June 2016

Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, leading Bradesco to use its internal market risk models, which have been used to calculate regulatory capital since January 2013.

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies,

models and measurement and control tools. It also provides training to employees at every level of the organization, from business areas to the Board of Directors.

The management process results in the proactive identification, measurement, mitigation, monitoring and reporting of risks, which is necessary when taking into account Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

On an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: bradescori.com.br.

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Additional Information

Basel Ratio

In June 2016, the Capital of the Prudential Conglomerate reached the amount of R$102,548 million, compared to assets weighted by the risk of R$580,568 million. The total Basel ratio, in the Prudential Conglomerate, presented an increase of 0.8 p.p., from  16.9% in March 2016, to 17.7%, in June 2016, and the Principal Capital from 12.9% in March 2016 to 13.7% in June 2016, impacted, basically due to: (i) the increase of Shareholder's Equity, due to the increment of the results in the quarter; (ii) the decrease of assets weighted by the credit risk; and offset: (iii) the increase of prudential adjustments, from R$16,626 million, in March 2016, to R$16,999 million, in June 2016.

Additionally, it is important to stress that in the second quarter of 2016 the Central Bank authorized the use of Subordinated Letters of Credit to compose Tier II, the amount (with interest) of which, restated on June 30, 2016, reached R$1,107 million.

R$ million	Basel III
	Prudential Conglomerate (1)						Financial Conglomerate
	Jun16	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14
Calculation Basis
Capital	102,548	100,452	102,825	93,090	97,016	93,608	98,605	95,825
Tier I	79,377	76,704	77,507	73,577	77,503	74,095	77,199	74,127
Common Equity	79,377	76,704	77,507	73,577	77,503	74,095	77,199	74,127
Shareholders' Equity	96,358	93,330	88,907	86,233	86,972	83,937	81,508	79,242
Non-controlling/Other	18	-	-	-	-	-	-	-
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(16,999)	(16,626)	(11,400)	(12,656)	(9,469)	(9,842)	(4,309)	(5,115)
Tier II	23,171	23,748	25,318	19,513	19,513	19,513	21,406	21,698
Subordinated debt (before CMN Resolution nº 4,192/13)	14,796	16,725	19,513	19,513	19,513	19,513	21,406	21,698
Subordinated debt (according to CMN Resolution nº 4,192/13) (3)	8,375	7,023	5,805	-	-	-	-	-
Risk-Weighted Assets (RWA)	580,568	595,757	612,217	643,924	607,226	614,577	597,213	588,752
Credit Risk	527,254	543,260	556,441	585,507	552,852	557,018	544,798	534,165
Operating Risk	38,502	38,502	37,107	37,107	39,117	39,117	30,980	30,980
Market Risk	14,813	13,996	18,670	21,310	15,257	18,442	21,435	23,607
Total Ratio	17.7%	16.9%	16.8%	14.5%	16.0%	15.2%	16.5%	16.3%
Tier I Capital	13.7%	12.9%	12.7%	11.4%	12.8%	12.1%	12.9%	12.6%
Common Equity	13.7%	12.9%	12.7%	11.4%	12.8%	12.1%	12.9%	12.6%
Tier II Capital	4.0%	4.0%	4.1%	3.0%	3.2%	3.1%	3.6%	3.7%
Subordinated debt (before CMN Resolution nº 4,192/13)	2.6%	2.8%	3.2%	3.0%	3.2%	3.1%	3.6%	3.7%
Subordinated debt (according to CMN Resolution nº 4,192/13) (3)	1.4%	1.2%	0.9%	-	-	-	-	-

(1) From October 2013, the Capital started being calculated based on CMN Resolution No. 4,192/13, which establishes that the determination is performed based on the Conglomerate Financial Results until December 2014 and the Prudential Conglomerate Results from January 2015;

(2) Criteria used, as of October 2013 by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(3) In June 2016, Bacen authorized the use of Subordinated Letters of Credit to compose Tier II.

  74  Economic and Financial Analysis Report - June 2016

Independent Auditors’ Report

Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the six-month period ended as at June 30, 2016 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasobleness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. The reasonable assurance level is less than an audit.

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Independent Auditors’ Report

Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the six-month period ended June 30, 2016 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on June 30, 2016 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, July 27, 2016

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Bradesco

COMPLETE FINANCIAL STATEMENTS

1st SEMESTER OF 2016

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Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the first semester of 2016, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Founded in 1943, Bradesco is one of the largest financial groups in Brazil, it is present in all regions of the country and always committed to the economic growth and social development of the country, besides being in constant pursuit of excellence in all services, including customer service, and in profitability for its shareholders and investors.

Among Bradesco Organization’s significant milestones during the period is Banco Bradesco’s acquisition operation, in July 1st, 2016, of 100% of the equity of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the formal approval of the competent authorities. The clients of HSBC Brasil will continue being served in the branches as usual and now count on products, services and convenience offered by Bradesco. This acquisition is the largest ever held by Bradesco, which consolidates its position in the domestic financial market.

Economic Comment

The moderate rate of growth of the American economy, confirmed mainly by recent data from the labor market and investments, resulted in a more gradual approach from the Federal Reserve. The more direct implication of this event is the depreciation of the US dollar in relation to other currencies and the decreasing trend in global interest. This situation favors the prices of Brazilian assets and is strengthened by the appreciation of the main agricultural commodities exported by the country. Consumer and business confidence is already being restored, which should result in the recovery of the domestic economic activity over the subsequent quarters. The adjustment in external accounts continues, while the stabilization of the debt/GDP in the medium term remains the main challenge for the new government.

1.      Result for the Period

In the first semester of 2016, Bradesco’s Net Income reached R$8.255 billion, equivalent to R$1.49 per share and profitability of 17.3% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.5%.

The taxes and contributions, including pensions, paid or provisioned, reached R$20.155 billion in the semester, whereby R$6.527 billion was related to withheld taxes and those collected from third parties and R$13.628 billion calculated based on the activities developed by the Bradesco Organization, equivalent to 165.1% of the Net Income.

For the shareholders, in the first semester, R$2.906 billion was destined as Interest on Own Capital, in gross value, of which R$1.567 billion was paid monthly in intermediaries and R$1.339 billion was provisioned. The intermediate Interest on Shareholders’ Equity paid on July 18, 2016 represents approximately 10 times the value of monthly Interest paid (net of Withholding Income Tax).

2.      Capital and Reserves

At the end of the semester, the paid-in Capital Stock was of R$51.100 billion. Added to the Equity Reserves of R$45.258 billion, it resulted in a Shareholders’ Equity of R$96.358 billion, with a growth of 10.8% in the same period of the previous year, corresponding to the equity value of R$17.42 per share.

Bradesco’s Market Value, calculated on the basis of its shares listing, reached R$144.366 billion on June 30, 2016, equivalent to 1.5 times the Shareholders’ Equity.

The Managed Shareholders’ Equity is equivalent to 9.3% of the Consolidated Assets, which add up to R$1.042 trillion, with a growth of 9.9% on June 2015. Thus, the index of solvency reached 17.7%, higher, than the minimum of 10.5% established by Resolution No. 4,193/13 of the National Monetary Council, in compliance with the Basel Committee. At the end of the semester, the immobilization index, with regard to the Reference Equity, was of 33.8% in the Prudential Consolidation, falling under the maximum limit of 50%.

Securities classified under “Held to Maturity Securities”

In compliance with Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”.

3.      Funding and Management of Resources

On June 30, 2016, the total resources funded and administered by the Bradesco Organization amounted to R$1.528 trillion, 11.5% higher in comparison to the previous year, distributed as follows:

R$405.712    billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$603.448    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 17.2% increase;

R$286.951    billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds

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From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 22.2% increase;

R$190.649    billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 15.8%; and

R$41.336     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$12.878 billion.

4.      Loan Operations

In the expanded concept, at the end of the semester, the balance of the consolidated credit operations totaled R$446,933 billion, included in this amount:

R$8.420       billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$11.607 billion;

US$1.262     billion in operations in Import Finance in Foreign Currencies;

R$2.467       billion in Leasing;

R$19.822     billion in business in the Rural Area;

R$99.507     billion in Consumption Finance, which includes R$19.942 billion of credit receivables from Credit Cards and R$36.067 billion of Payroll-deductible loans;

R$66.480     billion of Guarantees and Sureties; and

R$27.218     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), excelling as one of the main distributing loans agents.

For activities in Real Estate Loans, the Bradesco Organization destined a total of R$5.440 billion to resources for construction and promotion of home-ownership in the semester, comprising 24,550 properties.

The consolidated balance of provision for credit losses amounted to R$31.790 billion, an increase of 34.0% in comparison to the same period from the previous year, equivalent to 9.3% of the total volume of credit operations, with R$6.410 billion of surplus provision in relation to the minimum required by the Brazilian Central Bank.

5.      Bradesco’s Customer Service Network

At the end of the semester, the Organization’s Customer Service Network, constantly at the disposal of customers and users present in all the regions of Brazil and Abroad, comprised 61,565 points. Furthermore, it provided 31,761 Rede de Autoatendimento Bradesco machines (Bradesco Auto Teller Machines), of which 31,270 also operate on weekends and bank holidays, as well as 19,075 Rede Banco24Horas machines (24-Hour Auto Teller Machines), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments, transfers between accounts and other services. In the vehicle segment, it also counted with the presence of Bradesco Financiamentos at 11,422 retail points:

7,968      Branches and PAs (Service Branches) in Brazil (Branches: 4,477 Bradesco, one Banco Bradesco Cartões, two Banco Bradesco Financiamentos, one Banco Bradesco BBI, one Banco Bradesco BERJ, one Banco Alvorada; and PAs: 3,485);

3             Branches abroad, with one Bradesco in New York, one Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London; Bradesco Securities Hong Kong Limited; Bradesco Trade Services Limited in Hong Kong; and Bradesco Services Co., Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

936         Correspondents of Bradesco Promotora, in the consigned credit section;

40,452     Bradesco Expresso service points;

726         PAEs – in-company electronic service branches;

342         External Terminals in the Bradesco Network; and

11,127     ATMs in the Banco24Horas Network, with 176 terminals shared by both networks.

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6.      Banco Bradesco BBI

The Bradesco BBI, investment bank of the Organization, advises clients on issuing shares, merger and acquisition operations, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, in Brazil and Abroad, as well as structured corporate finance operations and the financing of projects under the modality of Project Finance. In the semester, Bradesco BBI conducted transactions with a volume of more than R$68.430 billion.

7.      Grupo Bradesco Seguros

With a prominent position in the market in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, Grupo Bradesco Seguros, on June 30, 2016, recorded a Net Income of R$2.544 billion and Shareholders’ Equity of R$24.018 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$32.439 billion, an increase of 6.9% in comparison to the same period of 2015.

8.      Corporate Governance

Bradesco’s shares began to be traded on the Stock Exchange in Brazil in 1946, three years after its foundation, and Banco Bradesco has been operating in the US capital markets since 1997, negotiating initially Tier I ADRs (American Depositary Receipts) backed by preferred shares and, from 2001 to 2012, Tier II ADRs backed, respectively, by preferred and common shares. Since 2001, it has also negotiated GDRs (Global Depositary Receipts) on the European market (Latibex).

Among the practices adopted, we note the listing of the Bank, since 2001, at Tier I of Corporate Governance of the BM&FBOVESPA and, since 2011, adhering to the Code of Self-regulation and Best Practices of Open Capital Companies of Abrasca. Also with an AA+ rating (very good level of adaptation to the best practices of corporate governance), assigned by the Austin Rating.

The Management of Banco Bradesco comprises the Board of Directors, which has its own set of bylaws, currently composed of 8 advisers, and of its Board of Executive Officers, with 82 members, with no fulfillment of the posts of Chairman of these Boards since 1999, with statutory provision since 2012, whereby the majority of the members is formed in the Institution itself.

Seven committees advise the Board of Directors, whereby Audit and Remuneration are statutory and Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital and Sustainability are non-statutory, while various executive committees assist the activities of the Board of Executive Officers, among them the Executive Committees of Dissemination and of Corporate Governance. They are regulated by their own set of bylaws.

Permanent supervisory body, the Fiscal Council is currently composed of five effective members and an equal number of alternate members, two of which are effective members and their respective alternates are chosen, respectively, by minority preferred shareholders and by non-controlling shareholders, holders of common shares.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Organization, in the first semester of 2016, neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures for reviews of, primarily financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

8.1.  Policies of Transparency and Disclosure of Information

In the first semester of 2016, Bradesco promoted 245 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 2,700 investors. They also held two resulting teleconferences with institutional investors and, additionally, the 3rd Bradesco Insurance Day at Bradesco Seguros’ headquarters in Alphaville, which was attended by more than 90 participants.

On the Investor Relations website – bradesco.com.br/ri – there is information available related to the Bradesco Organization, such as its profile, history, equity stake, management report, financial results, recent acquisitions, APIMECs meetings, Report on Economic and Financial Analysis and the Additional Information, Integrated Report, in addition to other information regarding the financial market.

8.2.  Other facts

In May 31, 2016, Bradesco became aware of the indictment of three members of its Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". For this reason, the Management conducted a thorough internal evaluation on the records and documents related to the indictment and ensured that no illegality was practiced by the Bank’s representatives.

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The facts and evidence that confirm the absolute innocence of executives of Bradesco will be presented to the authorities responsible, when requested to do so.

Due to these news published in the media, related to Operation Zealots, a class action was filed against Bradesco in the United States District Court for the Southern District of New York on June 3, 2016, to which Bradesco has not yet been summoned. According to the demand, investors who purchased American Depository Shares (“ADS”) from Bradesco between April 30, 2012 and May 31, 2016 would have suffered losses provoked by Bradesco in view of the alleged violation regarding the American law of capital markets. The deadline for investors expressing an interest to join the Class Action as Lead Plaintiff, until August 2, 2016.

As the Class Action is still in a preliminary stage of pertinence, it is not possible to make an estimate of the value of risk and/or the probability of loss.

9.         Integrated Risk Control

9.1.      Risk Management

Risk management is strategically highly important due to the increasing complexity of services and products and the globalization of the Organization’s business.

The Organization controls corporative risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from business areas to the Board of Directors.

The Organization, taking into account the complexity and the range of products and services offered to its customers in all  market sectors, is exposed to various types of risks, either due to internal or external factors. Therefore, it is crucial to adopt continuous monitoring in order to give security and comfort to all the interested parties. Among the main types of monitored risks, we highlight: Credit, Counterpart Credit, Market, Operational, Subscription, Liquidity, Concentration, Socio-environmental, Strategy, Legal or Compliance, Legal Unpredictability (Regulatory Risk), Reputation, Model and Contagion.

9.2.  Internal Controls

The effectiveness of the Organization’s internal controls is sustained by qualified professionals, well defined and implemented processes and technology compatible with business needs.

At Bradesco, the methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which supplies a model for internal controls, management of corporate risks and fraud, in order to improve performance and organizational supervision.

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the Organization’s processes are certified by the responsible area, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the correct running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to codes of conduct and applicable self-regulation.

Prevention against Illicit Acts

At Bradesco, business and relationships are conducted with ethics and transparency, concepts that permeate the organizational culture, whose values and principles are ratified in the Codes of Conduct.

Prevention and combat against illicit acts are exercised continuously. These risks are mitigated through policies, standards, procedures, training programs for professionals and automated controls that seek to promptly detect any operations and situations with indications of links to illegal activities.

This model is constantly being improved, seeking adherence to the laws and regulations in force and applicable to the subject. In this sense, we note the actions that have been taken in recent months, such as strengthening training on ethics, prevention of money laundering and terrorism financing, anti-Corruption and bribery, in addition to the revision of procedures and the strengthening of controls in dealing with public agents or with politically exposed people.

Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco relies on an independent validation process, whose main aim is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended. This validation occurs through the application of a rigorous testing program that deals with aspects including the suitability of processes, governance and construction of models and their assumptions, where the results are reported to the managers, to the Internal Audit, to Committees of Internal Controls and Compliance and to the Integrated Management of Risks and Capital Allocation.

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Information Security

The Security of Information in the Bradesco Organization is composed of a set of controls, represented by procedures, processes, organizational structures, policies, standards and technology solutions.

It intends to meet the basic principles of information security related to confidentiality, integrity and availability.

The Management Bodies of the Organization are involved in decisions on Information Security, by means of the Executive Committee of Corporate Security and a Security Commission.

10.    Human Resources

The model of Human Resource Management, at the Bradesco Organization is invariably guided by the egalitarian appreciation of people, without any kind of discrimination.

In the permanent quest to evolve the quality of customer care and the level of services rendered, Bradesco, through UniBrad – Bradesco Corporate University, maintains its purpose of promoting further education and enhancing the development and training of its staff. Thus, employees have access to an integrated set of learning solutions that provides the development of competencies aligned with the Organization’s business. In this semester, 1,000 courses were given, with 101,187 participations.

Additionally, it is worth noting that at the end of this period, assistance benefits included 194,166 people, ensuring well-being, better quality of life and security of employees and their dependents.

11.    Sustainability at the Bradesco Organization

Since its founding, the Bradesco Organization has been committed to the socioeconomic development of the country. Business guidelines and strategies are oriented in such a way as to promote the incorporation of the best practices of corporate sustainability, taking into account each region’s context and potential in the long-term, contributing to the concept of shared value.

To reinforce this position, we highlight the adherence to corporate initiatives recognized worldwide, such as Global Compact Initiatives, Equator Principles, Carbon Disclosure Project (CDP), Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC).

At the Organization, the governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy’s .implementation

Excellence in business management is recognized by the main indexes of Sustainability, like the Dow Jones Sustainability Indexes (DJSI) of the New York Stock Exchange, the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both of the BM&FBOVESPA.

For more information about Bradesco’s initiatives, visit bradescosustentabilidade.com.br and bradesco.com.br/ri.

Fundação Bradesco

The organization’s social initiatives are mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 of its own Schools installed as a priority in regions of accentuated socio-economical deprivation in all Brazilian States and in the Federal District.

This year, its budget is predicted to be R$593.360 million, whereby R$506.257 million is  destined to cover Expenses of such Activities and R$87.103 million to constitute investments in Infrastructure and Educational Technology, that allows the institution to offer free, quality education to: a) 101,566 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 550 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 21,490 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). Food expenses, medical-dental assistance, school materials and uniform are ensured free-of-charge to the more than 43 thousand students in Basic Education.

The "National Day of Voluntary Action", promoted for the 14th consecutive year, on May 14, 2016, brought together 17,347 volunteers in 69 different locations in Brazil, including the Schools of Fundação Bradesco and points of service close to the school units. In total, it involved 255,761 participants in the areas of education, health, leisure, sports and environment, once again serving as an example of citizenship and solidarity.

Programa Bradesco Esportes e Educação (Bradesco Sports and Education Program)

The Bradesco Sports and Education Program, in the Municipal District of Osasco, SP, has Qualification and Specialist Centers to teach the modules in Women's Volleyball and Basketball. The activities occur in their own Sports Development Center, in Fundação Bradesco’s schools, in Municipal Sports Centers, in private schools and in a leisure club. Currently, two thousand girls take part, from the age of eight, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

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12.    Recognitions

Rankings – We note the following recognitions of Bradesco’s activities in this period:

•       Most valuable brand in Brazil in the last 10 years, according to the ranking published by IstoÉ Dinheiro magazine in partnership with consultancy firm Kantar Vermeer, linked to the British group WPP;

•       Best Bank of the Year in efinance 2016, Executivos Financeiros (Financial Executives) magazine, with 14 awards;

•       Best manager in short-term funds and shares, according to the research carried out by Fundação Getúlio Vargas. The bank also featured in the ranking prepared by the Investidor Institucional (Institutional Investor) magazine based on the study by the Luz Soluções Financeiras consultancy firm, which features the best managers of institutional funds in 2015;

•       Voted Best Bank in Brazil, for the 5th consecutive time, in the category of Best Bank in Brazil, for the Awards for Excellence 2016, awarded by the British magazine Euromoney. Bradesco BBI, was also recognized at the awards, for the second time, as the Best Investment Bank in Brazil.

•       Bradesco BBI was recognized as the best investment bank of Brazil in 2016 in the 17th edition of Best Investment Banks of the World of the Global Finance magazine;

•       Bram – Bradesco Asset Management received from Standard & Poor's, the biggest credit rating agency in the world, level AMP-1 (very strong), which is the highest in the scale of quality management of S&P Global Ratings;

•       Global Finance Award, with two awards: Receba Fácil, in the Trade Finance category, such as product and innovative process, and Novo Net Empresa for cell phones, in the Transaction Services category, as an innovative product; and

•       ShopFácil.com, best e-commerce in 2016, the Braspag eAwards award, granted by eWorld company, editor of eShow Magazine, a professional e-commerce and online marketing magazine.

Ratings – In this semester, among the assessment indexes assigned to the country’s Banks by Branches and national and international Entities, we recorded that:

•       the credit rating agency Moody's Investors Service (“Moody’s”), due to the downgrading of the sovereign rating, changed (i) the long-term deposit rating in local currency rating, from ‘Baa3’ to ‘Ba2’; (ii) the long-term deposit rating in foreign currency, from ‘Baa3’ to ‘Ba3’; and (iii) the deposit in local currency and short-term foreign currency, from ‘P-3’ to ‘NP’. In addition, as a result of the update of the methodology of Moody's national ratings, the agency has changed our long-term rating on a national scale from 'Aa2.br' to 'Aa1.br';

•       Standard & Poor's credit rating agency, due to the downgrading of the sovereign rating, changed the credit rating of issuer of: (i) long-term in foreign currency and in local currency – global scale, from ‘BB+’ to ‘BB’; and (ii) long-term in local currency – local scale, from ‘brAA+’ to ‘brAA-’;

•       Fitch Ratings’ credit rating agency, due to the downgrading of the sovereign rating, changed: (i) the issuer's default rating (IDRs) of long term in local and foreign currency, from ‘BBB-’ to ‘BB+’; the short-term IDRs in local and foreign currency from ‘F3’ to ‘B’; and (ii) the feasibility rating, from ‘bbb-’ to ‘bb+’; and

•       the Austin Rating credit rating agency affirmed all the Organization’s ratings.

13. Acknowledgements

The positions achieved reaffirm the correction of the expansion strategy of the Bradesco Organization, always based on the quality of services, consistent ethical principles, increasing competitiveness and constantly striving to offer the best customer service. For the results obtained, we thank the support and trust of our shareholders and clients and the dedicated work of our employees and other collaborators.

Cidade de Deus, July 27, 2016

Board of Directors
and Board of Executive Officers

(*)  Excluding fair value effect of Available-for-sale Securities recorded under Shareholders’ Equity.

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.

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Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Assets	2016	2015
Current assets	676,295,186	613,038,668
Cash and due from banks (Note 5)	32,363,576	11,304,341
Interbank investments (Notes 3d and 6)	138,409,373	175,842,689
Securities purchased under agreements to resell	131,267,968	171,327,568
Interbank investments	7,152,715	4,534,263
Allowance for losses	(11,310)	(19,142)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	247,755,553	167,130,834
Own portfolio	198,969,822	141,360,521
Subject to repurchase agreements	11,528,071	14,102,662
Derivative financial instruments (Notes 3f, 7d II and 31b)	21,928,750	6,195,101
Given in guarantee to the Brazilian Central Bank	64,738	20,096
Given in guarantee	12,029,539	5,452,454
Securities under resale agreements with free movement	3,234,633	-
Interbank accounts	49,204,190	50,006,086
Unsettled payments and receipts	971,017	997,126
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	48,164,352	48,913,046
- SFH	5,046	8,828
Correspondent banks	63,775	87,086
Interdepartmental accounts	101,863	167,646
Internal transfer of funds	101,863	167,646
Loans (Notes 3g, 9 and 31b)	125,144,189	144,032,366
Loans:
- Public sector	235,771	2,936,020
- Private sector	143,691,130	156,175,793
Loans transferred under an assignment with recourse	751,501	132,808
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,534,213)	(15,212,255)
Leasing (Notes 2, 3g, 9 and 31b)	1,243,966	1,723,035
Leasing receivables:
- Private sector	2,446,019	3,423,199
Unearned income from leasing	(1,092,329)	(1,562,597)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(109,724)	(137,567)
Other receivables	78,372,068	59,522,723
Receivables on sureties and guarantees honored (Note 9a-3)	140,621	59,143
Foreign exchange portfolio (Note 10a)	33,575,617	16,245,509
Receivables	1,682,601	974,557
Securities trading	1,642,897	828,559
Specific receivables	7,807	5,623
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,809,652	4,385,695
Sundry (Note 10b)	37,694,392	37,845,438
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(1,181,519)	(821,801)
Other assets (Note 11)	3,700,408	3,308,948
Other assets	2,503,533	1,880,863
Provision for losses	(950,061)	(719,931)
Prepaid expenses (Notes 3i and 11b)	2,146,936	2,148,016
Long-term receivables	346,864,621	317,408,134
Interbank investments (Notes 3d and 6)	295,645	526,925
Interbank investments	295,645	526,925

Bradesco     87

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	132,593,744	114,333,431
Own portfolio	105,089,993	93,605,349
Subject to repurchase agreements	22,271,646	16,963,824
Derivative financial instruments (Notes 3f, 7d II and 31b)	79,199	826,204
Privatization rights	50,565	55,667
Given in guarantee	3,615,291	2,559,790
Securities under resale agreements with free movement	1,487,050	322,597
Interbank accounts	715,319	626,090
Reserve requirement (Note 8):
- SFH	715,319	626,090
Loans (Notes 3g, 9 and 31b)	152,320,437	156,016,929
Loans:
- Public sector	3,000,000	3,002,840
- Private sector	151,037,708	152,874,174
Loans transferred under an assignment with recourse	7,312,944	7,073,084
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(9,030,215)	(6,933,169)
Leasing (Notes 2, 3g, 9 and 31b)	1,052,656	1,713,268
Leasing receivables:
- Private sector	2,241,340	3,621,769
Unearned income from leasing	(1,127,930)	(1,822,840)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(60,754)	(85,661)
Other receivables	58,238,771	42,759,528
Receivables	10,205	11,022
Securities trading	659,808	419,437
Sundry (Note 10b)	57,586,021	42,353,987
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(17,263)	(24,918)
Other assets (Note 11)	1,648,049	1,431,963
Prepaid expenses (Notes 3i and 11b)	1,648,049	1,431,963
Permanent assets	18,655,075	17,237,686
Investments (Notes 3j, 12 and 31b)	6,401,464	5,637,259
Equity in the earnings (losses) of unconsolidated and jointly controlled companies:
- In Brazil	6,258,210	5,494,915
- Overseas	3,004	3,415
Other investments	388,566	408,457
Allowance for losses	(248,316)	(269,528)
Premises and equipment (Notes 3k and 13)	5,446,015	4,660,433
Premises	1,913,860	1,517,840
Other premises and equipment	10,466,269	9,762,223
Accumulated depreciation	(6,934,114)	(6,619,630)
Intangible assets (Notes 3l and 14)	6,807,596	6,939,994
Intangible Assets	16,753,267	15,747,600
Accumulated amortization	(9,945,671)	(8,807,606)
Total	1,041,814,882	947,684,488

The accompanying Notes are an integral part of these Consolidated Financial Statements.

88                 Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Liabilities	2016	2015
Current liabilities	683,461,306	642,339,369
Deposits (Notes 3n and 15a)	136,933,136	156,002,963
Demand deposits	23,222,153	26,125,828
Savings deposits	87,209,226	91,008,482
Interbank deposits	511,175	518,490
Time deposits (Notes 15a and 31b)	25,990,582	38,350,163
Securities sold under agreements to repurchase (Notes 3n and 15b)	185,827,306	205,260,623
Own portfolio	78,321,393	82,810,039
Third-party portfolio	102,855,740	120,386,765
Unrestricted portfolio	4,650,173	2,063,819
Funds from issuance of securities (Notes 15c and 31b)	69,885,771	44,634,746
Mortgage and real estate notes, letters of credit and others	65,912,036	40,552,530
Securities issued overseas	3,617,986	3,830,280
Structured Operations Certificates	355,749	251,936
Interbank accounts	1,209,399	1,185,434
Correspondent banks	1,209,399	1,185,434
Interdepartmental accounts	3,628,749	3,392,800
Third-party funds in transit	3,628,749	3,392,800
Borrowing (Notes 16a and 31b)	19,105,759	18,589,290
Borrowing in Brazil - other institutions	8,545	10,075
Borrowing overseas	19,097,214	18,579,215
On-lending in Brazil - official institutions (Notes 16b and 31b)	10,104,784	13,155,180
National treasury	44,438	30,931
BNDES	2,684,048	4,543,794
FINAME	7,373,289	8,567,451
Other institutions	3,009	13,004
On-lending overseas (Notes 16b and 31b)	1,250	3,738
On-lending overseas	1,250	3,738
Derivative financial instruments (Notes 3f, 7d II and 31b)	18,024,155	5,475,255
Derivative financial instruments	18,024,155	5,475,255
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	163,882,007	140,299,475
Other liabilities	74,858,990	54,339,865
Payment of taxes and other contributions	3,442,072	3,424,650
Foreign exchange portfolio (Note 10a)	25,425,824	8,142,031
Social and statutory	2,600,313	2,651,789
Tax and social security (Note 19a)	3,107,070	4,315,204
Securities trading	2,581,651	2,111,138
Financial and development funds	1,277	1,512
Subordinated debts (Notes 18 and 31b)	4,397,959	2,321,182
Sundry (Note 19b)	33,302,824	31,372,359
Long-term liabilities	261,078,372	217,593,335
Deposits (Notes 3n and 15a)	42,525,409	39,944,249
Interbank deposits	-	212,502
Time deposits (Notes 15a and 31b)	42,525,409	39,731,747
Securities sold under agreements to repurchase (Notes 3n and 15b)	40,425,634	13,958,211
Own portfolio	40,425,634	13,958,211
Funds from issuance of securities (Notes 15c and 31b)	42,931,362	50,752,157
Mortgage and real estate notes, letters of credit and others	40,170,787	46,331,783
Securities issued overseas	2,679,532	4,268,389
Structured Operations Certificates	81,043	151,985

Bradesco     89

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Borrowing (Notes 16a and 31b)	4,675,157	3,547,886
Borrowing in Brazil - other institutions	11,340	10,691
Borrowing overseas	4,663,817	3,537,195
On-lending in Brazil - official institutions (Notes 16b and 31b)	23,646,199	26,073,014
BNDES	8,496,979	6,955,178
FINAME	15,149,220	19,114,996
Other institutions	-	2,840
Derivative financial instruments (Notes 3f, 7d II and 31b)	157,173	126,448
Derivative financial instruments	157,173	126,448
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	26,767,090	24,266,624
Other liabilities	79,950,348	58,924,746
Tax and social security (Note 19a)	16,713,365	10,045,659
Subordinated debts (Notes 18 and 31b)	32,677,397	35,104,386
Eligible Debt Capital Instruments (Notes 18 and 31b)	13,876,948	-
Sundry (Note 19b)	16,682,638	13,774,701
Deferred income	502,970	395,287
Deferred income	502,970	395,287
Non-controlling interests in subsidiaries (Note 21)	414,348	384,931
Shareholders' equity (Note 22)	96,357,886	86,971,566
Capital:
- Domiciled in Brazil	50,460,500	42,559,829
- Domiciled overseas	639,500	540,171
Capital reserves	11,441	11,441
Profit reserves	47,689,760	44,995,397
Asset valuation adjustments	(2,002,801)	(764,260)
Treasury shares (Notes 22d and 31b)	(440,514)	(371,012)
Attributable to equity holders of the Parent Company	96,772,234	87,356,497
Total	1,041,814,882	947,684,488

The accompanying Notes are an integral part of these Consolidated Financial Statements.

90                 Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Accumulated Income on June 30 – In thousands of Reais

	2016	2015
Revenue from financial intermediation	76,201,357	63,972,203
Loans (Note 9j)	34,483,751	31,709,960
Leasing (Note 9j)	160,744	268,904
Operations with securities (Note 7h)	20,396,506	19,576,179
Financial income from insurance, pension plans and capitalization bonds (Note 7h)	17,512,049	8,632,162
Derivative financial instruments (Note 7h)	5,039,143	656,147
Foreign exchange operations (Note 10a)	(3,832,063)	1,252,100
Reserve requirement (Note 8b)	2,574,665	2,035,409
Sale or transfer of financial assets	(133,438)	(158,658)

Financial intermediation expenses	44,817,279	45,875,777
Retail and professional market funding (Note 15d)	29,098,184	24,674,966
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15d)	10,542,746	7,590,050
Borrowing and on-lending (Note 16c)	(5,323,134)	5,685,856
Allowance for loan losses (Notes 3g, 9g and 9h)	10,499,483	7,924,905

Gross income from financial intermediation	31,384,078	18,096,426

Other operating income (expenses)	(11,462,168)	(9,050,060)
Fee and commission income (Note 23)	9,969,990	9,189,863
- Other fee and commission income	6,811,791	6,519,303
Income from banking fees	3,158,199	2,670,560
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	32,291,058	30,223,412
- Net premiums written	32,438,972	30,356,617
- Reinsurance premiums paid	(147,914)	(133,205)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(13,553,969)	(13,446,736)
Retained claims (Note 3o)	(11,793,136)	(10,199,532)
Capitalization bond prize draws and redemptions (Note 3o)	(2,527,370)	(2,416,491)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(1,708,119)	(1,639,262)
Payroll and related benefits (Note 24)	(7,291,701)	(6,758,818)
Other administrative expenses (Note 25)	(7,989,218)	(7,261,153)
Tax expenses (Note 26)	(3,348,845)	(2,335,763)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 12b)	785,133	664,053
Other operating income (Note 27)	2,900,594	2,523,363
Other operating expenses (Note 28)	(9,196,585)	(7,592,996)
Operating income	19,921,910	9,046,366
Non-operating income (loss) (Note 29)	(16,460)	(123,453)
Income before income tax and social contribution and non-controlling interests	19,905,450	8,922,913
Income tax and social contribution (Notes 33a and 33b)	(11,590,346)	(146,216)
Current income tax	(5,530,139)	(3,206,047)
Current Social Contribution	(4,035,333)	(1,614,214)
Deferred Tax Asset	(2,024,874)	4,674,045
Non-controlling interests in subsidiaries	(59,795)	(59,343)
Net income	8,255,309	8,717,354

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     91

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Capital increase with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(72,997)	-	(72,997)
	Asset valuation adjustments	-	-	-	-	-	(421,620)	148,671	-	-	(272,949)
	Net income	-	-	-	-	-	-	-	-	8,717,354	8,717,354
Allocations:	- Reserves	-	-	-	435,867	5,373,395	-	-	-	(5,809,262)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(1,996,092)	(1,996,092)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on June 30, 2015	43,100,000	-	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566

	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
	Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
	Asset valuation adjustments	-	-	-	-	-	456,523	1,655,231	-	-	2,111,754
	Net income	-	-	-	-	-	-	-	-	8,255,309	8,255,309
Allocations:	- Reserves	-	-	-	412,765	4,936,189	-	-	-	(5,348,954)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(2,906,355)	(2,906,355)
	Balance on June 30, 2016	51,100,000	-	11,441	6,465,714	41,224,046	(775,080)	(1,227,721)	(440,514)	-	96,357,886

The accompanying Notes are an integral part of these Consolidated Financial Statements.

92                 Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on June 30 – In thousands of Reais

Description	2016	%	2015	%
1 – Revenue	72,595,902	234.3	63,068,244	341.7
1.1) Financial intermediation	76,201,357	245.9	63,972,203	346.5
1.2) Fees and commissions	9,969,990	32.2	9,189,863	49.8
1.3) Allowance for loan losses	(10,499,483)	(33.9)	(7,924,905)	(42.9)
1.4) Other	(3,075,962)	(9.9)	(2,168,917)	(11.7)
2 – Financial intermediation expenses	(34,317,796)	(110.7)	(37,950,872)	(205.6)
3 – Inputs acquired from third-parties	(6,457,011)	(20.9)	(5,800,480)	(31.5)
Outsourced services	(2,167,007)	(7.0)	(2,017,990)	(10.9)
Communication	(749,550)	(2.4)	(694,460)	(3.8)
Data processing	(683,054)	(2.2)	(555,105)	(3.0)
Financial system services	(459,305)	(1.5)	(408,584)	(2.2)
Asset maintenance	(448,809)	(1.4)	(455,132)	(2.5)
Advertising and marketing	(438,087)	(1.4)	(295,468)	(1.6)
Material, water, electricity and gas	(336,171)	(1.1)	(317,861)	(1.7)
Security and surveillance	(331,807)	(1.1)	(298,485)	(1.6)
Transport	(329,110)	(1.1)	(307,160)	(1.7)
Travel	(60,891)	(0.2)	(67,720)	(0.4)
Other	(453,220)	(1.5)	(382,515)	(2.1)
4 – Gross value added (1-2-3)	31,821,095	102.7	19,316,892	104.6
5 – Depreciation and amortization	(1,616,730)	(5.2)	(1,519,870)	(8.2)
6 – Net value added produced by the entity (4-5)	30,204,365	97.5	17,797,022	96.4
7 – Value added received through transfer	785,133	2.5	664,053	3.6
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	785,133	2.5	664,053	3.6
8 – Value added to distribute (6+7)	30,989,498	100.0	18,461,075	100.0
9 – Value added distributed	30,989,498	100.0	18,461,075	100.0
9.1) Personnel	6,421,251	20.7	5,877,968	31.9
Salaries	3,356,492	10.8	3,092,086	16.7
Benefits	1,569,914	5.1	1,437,944	7.8
Government Severance Indemnity Fund for Employees (FGTS)	376,125	1.2	295,314	1.6
Other	1,118,720	3.6	1,052,624	5.8
9.2) Tax, fees and contributions	15,809,641	51.0	3,362,829	18.1
Federal	15,424,865	49.8	3,018,091	16.3
State	6,542	-	5,112	-
Municipal	378,234	1.2	339,626	1.8
9.3) Remuneration for providers of capital	443,502	1.4	443,581	2.4
Rental	437,452	1.4	431,258	2.3
Asset leasing	6,050	-	12,323	0.1
9.4) Value distributed to shareholders	8,315,104	26.9	8,776,697	47.6
Interest on shareholders’ equity	2,906,355	9.4	2,908,092	15.8
Retained earnings	5,348,954	17.3	5,809,262	31.5
Non-controlling interests in retained earnings	59,795	0.2	59,343	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     93

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Cash Flow Statement Accumulated on June 30 – In thousands of Reais

	2016	2015
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	19,905,450	8,922,913
Adjustments to net income before income tax and social contribution	32,544,361	16,383,118
Effect of Changes in Exchange Rates in Cash and Cash equivalents	6,044,961	(102,452)
Allowance for loan losses	10,499,483	7,924,905
Depreciation and amortization	1,616,730	1,519,870
Write-offs through Impairment	108,294	-
Expenses with civil, labor and tax provisions	2,118,801	1,934,513
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	10,542,746	7,590,050
Equity in the (earnings)/losses of unconsolidated and jointly controlled companies	(785,133)	(664,053)
(Gain)/loss on sale of investments	(164,518)	11,451
(Gain)/loss on sale of fixed assets	16,382	1,298
(Gain)/loss on sale of foreclosed assets	151,162	106,317
Foreign exchange variation of assets and liabilities overseas/Other	2,395,453	(1,938,781)
Adjusted net income before taxes	52,449,811	25,306,031
(Increase)/Decrease in interbank investments	2,484,845	1,557,581
(Increase)/Decrease in trading securities and derivative financial instruments	(27,149,001)	(30,646,010)
(Increase)/Decrease in interbank and interdepartmental accounts	(2,466,248)	(2,186,890)
(Increase)/Decrease in loan and leasing	15,930,160	(15,234,144)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(329,643)	(328,676)
(Increase)/Decrease in other receivables and other assets	(16,832,153)	(1,180,219)
(Increase)/Decrease in reserve requirement - Central Bank	6,627,542	2,011,860
Increase/(Decrease) in deposits	(16,325,706)	(15,689,204)
Increase/(Decrease) in securities sold under agreements to repurchase	3,975,164	(134,195)
Increase/(Decrease) in funds from issuance of securities	3,270,585	10,561,470
Increase/(Decrease) in borrowings and on-lending	(12,804,735)	2,370,972
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	2,271,928	3,708,966
Increase/(Decrease) in other liabilities	20,686,588	4,627,534
Increase/(Decrease) in deferred income	(20,575)	106,557
Income tax and social contribution paid	(5,710,894)	(5,112,594)
Net cash provided by/(used in) by operating activities	26,057,668	(20,260,961)
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(1,794,741)	(742,999)
Sale of/maturity of and interest on available-for-sale securities	49,973,554	32,768,651
Proceeds from sale of foreclosed assets	292,047	353,249
Sale of investments	67,323	2,154
Sale of premises and equipment	383,608	96,983
Purchases of available-for-sale securities	(47,544,068)	(35,356,689)
Foreclosed assets received	(904,286)	(721,138)
Investment acquisitions	(10,548)	(990,731)
Purchase of premises and equipment	(909,978)	(696,766)
Intangible asset acquisitions	(788,964)	(759,772)
Dividends and interest on shareholders’ equity received	300,720	542,192
Net cash provided by/(used in) investing activities	(935,333)	(5,504,866)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	669,368	1,603,901
Dividends and interest on shareholders’ equity paid	(4,087,439)	(3,416,771)
Non-controlling interest	(40,525)	(66,968)
Acquisition of own shares	(9,466)	(72,997)
Net cash provided by/(used in) financing activities	(3,468,062)	(1,952,835)
Net increase/(decrease) in cash and cash equivalents	21,654,273	(27,718,662)
Cash and cash equivalents - at the beginning of the period	147,261,434	204,504,469
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(6,044,961)	102,452
Cash and cash equivalents - at the end of the period	162,870,746	176,888,259
Net increase/(decrease) in cash and cash equivalents	21,654,273	(27,718,662)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Index of Notes to the Consolidated Financial Statements

Notes to Bradesco’s Consolidated Financial Statements are as follows:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations. These statements were prepared using accounting practices in compliance with Laws No.4,595/64 (Brazilian Financial System Law) and No.6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No.11,638/07 and No.11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance are reclassified.

Up to September 30, 2015, the consolidated financial statements were prepared in accordance with the specific procedures established by Article 3 of the CMN Resolution No. 2,723/00, in force until March 31, 2015, and other provisions of the Accounting Plan of Financial Institutions (“Cosif”), having as objective: (i) to demonstrate the basis of information used by the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes, among the companies of the Organization, as well as (ii) to maintain consistency based on information that was required by the regulator and already disclosed in previous periods. Starting December 31, 2015, for the purposes of preparing the consolidated financial statements it was applied, in addition to the provisions of the Accounting Plan of Financial Institutions (“Cosif”), the consolidation procedures established by Technical Pronouncement CPC 36, which has certain different criteria from the consolidation previously used, although resulting in the same values of net income and shareholders’ equity and without resulting in other relevant effects on the financial statements as a whole. For the purpose of comparability, the balances of 2014, previously presented in Note 4 according to the CPC 23, are presented in the column “Managerial Statement of Financial Position and Managerial Income Statement" column. Intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 27, 2016.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On June 30
	Activity	Equity interest
		2016	2015
Financial Sector – Brazil
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.81%	99.80%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Odontoprev S.A.	Dental care	50.01%	50.01%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (3)
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master IV Previdência (4)	Investment Fund	100.00%	-
Bradesco FI Referenciado DI União	Investment Fund	99.92%	99.92%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Crédito Privado Master	Investment Fund	100.00%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1)      Increased participation through the subscription of shares in June 2016;

(2)      The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3)      The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated; and

(4)      Consolidation of the fund from April 2016.

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Notes to the Consolidated Financial Statements

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the corresponding insurance policy’s activation, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

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Notes to the Consolidated Financial Statements

The revenue of the capitalization bonds are recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recorded when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses with commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the income statement as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit or loss or shareholders’ equity accounts.

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No.2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to
“H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

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Notes to the Consolidated Financial Statements

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”, in which for the additional depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15. The rate will revert to 15% in January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Bradesco recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

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Notes to the Consolidated Financial Statements

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, can be found in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 14.

m)  Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7c(6) and 7h(1).

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

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Notes to the Consolidated Financial Statements

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.2% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan". The calculation is based in the presented value of estimated future expenditure with the costs of health care of dependents of holders already decreased, as provided for in the ANS Normative Resolution No. 75/04, and considering a discount rate of 5.2% per annum;

-    For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 semesters to determine a future projection per occurrence period;

-    The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, including the legal claims and monetarily restated related costs;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

-        The reserve for related expenses (PDR) for insurance of persons is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partial regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

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Notes to the Consolidated Financial Statements

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.2%.

•       Pension plans and life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net premiums, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

104                 Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

Bradesco     105

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Notes to the Consolidated Financial Statements

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

106                 Economic and Financial Analysis Report – June 2016

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Notes to the Consolidated Financial Statements

4)     MANAGERIAL STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial (1)

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Balance Sheet and the Statement of Income – Accounting vs. Managerial:

							R$ thousand
	On June 30, 2016				On June 30, 2015
	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position (4)
Assets
Current and long-term assets	1,023,159,807	6,567,501	56,152,957	1,085,880,265	930,446,802	6,944,032	73,207,552	1,010,598,386
Funds available	32,363,576	85,494	-	32,449,070	11,304,341	372,220	-	11,676,561
Interbank investments	138,705,018	332,053	(220,155)	138,816,916	176,369,614	9,859	(111,496)	176,267,977
Securities and derivative financial instruments	380,349,297	684,007	56,546,451	437,579,755	281,464,265	1,015,907	73,634,459	356,114,631
Interbank and interdepartmental accounts	50,021,372	-	-	50,021,372	50,799,822	-	-	50,799,822
Loan and leasing	308,496,154	445,009	-	308,941,163	325,854,250	349,822	-	326,204,072
Allowance for Loan Losses (ALL)	(29,933,688)	(85,289)	-	(30,018,977)	(23,215,371)	(74,653)	-	(23,290,024)
Other receivables and assets	143,158,078	5,106,227	(173,339)	148,090,966	107,869,881	5,270,877	(315,411)	112,825,347
Fixed Assets	18,655,075	708,613	-	19,363,688	17,237,686	1,926,039	-	19,163,725
Investments	6,401,464	(4,863,616)	-	1,537,848	5,637,259	(3,968,426)	-	1,668,833
Premises and equipment	5,446,015	235,645	-	5,681,660	4,660,433	279,995	-	4,940,428
Intangible assets	6,807,596	5,336,584	-	12,144,180	6,939,994	5,614,470	-	12,554,464
Total	1,041,814,882	7,276,114	56,152,957	1,105,243,953	947,684,488	8,870,071	73,207,552	1,029,762,111

Bradesco     107

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Notes to the Consolidated Financial Statements

							R$ thousand
	On June 30, 2016				On June 30, 2015
	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position (4)
Liabilities
Current and long-term liabilities	944,539,678	6,184,929	56,152,957	1,006,877,564	859,932,704	7,771,223	73,207,552	940,911,479
Deposits	179,458,545	(22,847)	-	179,435,698	195,947,212	(20,765)	-	195,926,447
Securities sold under agreements to repurchase	226,252,940	-	60,864,469	287,117,409	219,218,834	-	74,511,632	293,730,466
Funds from Issuance of Securities	112,817,133	-	-	112,817,133	95,386,903	-	-	95,386,903
Interbank and interdepartmental accounts	4,838,148	-	-	4,838,148	4,578,234	-	-	4,578,234
Borrowing and on-lending	57,533,149	-	-	57,533,149	61,369,108	-	-	61,369,108
Derivative financial instruments	18,181,328	-	(4,461,167)	13,720,161	5,601,703	-	(769,605)	4,832,098
Provisions for insurance, pension plans and capitalization bonds	190,649,097	-	-	190,649,097	164,566,099	-	-	164,566,099
Other liabilities	154,809,338	6,207,776	(250,345)	160,766,769	113,264,611	7,791,988	(534,475)	120,522,124
Deferred income	502,970	-	-	502,970	395,287	3,234	-	398,521
Non-controlling interests in subsidiaries	414,348	1,091,185	-	1,505,533	384,931	1,095,614	-	1,480,545
Shareholders’ equity	96,357,886	-	-	96,357,886	86,971,566	-	-	86,971,566
Total	1,041,814,882	7,276,114	56,152,957	1,105,243,953	947,684,488	8,870,071	73,207,552	1,029,762,111

108                 Economic and Financial Analysis Report – June 2016

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Notes to the Consolidated Financial Statements

	R$ thousand
	Accrued on June 30, 2016				Accrued on June 30, 2015
	Accounting Statement of Income	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Income	Accounting Statement of Income	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Income (4)
Revenue from financial intermediation	76,201,357	136,332	2,441,226	78,778,915	63,972,203	359,301	3,062,737	67,394,241
Financial intermediation expenses	(34,317,796)	-	(3,321,120)	(37,638,916)	(37,950,872)	-	(4,088,381)	(42,039,253)
Net Interest Income	41,883,561	136,332	(879,894)	41,139,999	26,021,331	359,301	(1,025,644)	25,354,988
Allowance for loan losses	(10,499,483)	(138,657)	-	(10,638,140)	(7,924,905)	(54,397)	-	(7,979,302)
Gross Income from financial intermediation	31,384,078	(2,325)	(879,894)	30,501,859	18,096,426	304,904	(1,025,644)	17,375,686
Income from Insurance, Pension Plans and Capitalization Bonds	2,708,464	-	-	2,708,464	2,521,391	-	-	2,521,391
Fee and Commission Income	9,969,990	2,165,263	901,134	13,036,387	9,189,863	1,906,169	712,090	11,808,122
Personnel Expenses	(7,291,701)	(344,195)	-	(7,635,896)	(6,758,818)	(304,425)	-	(7,063,243)
Other administrative expenses	(7,989,218)	(674,503)	208,184	(8,455,537)	(7,261,153)	(607,391)	220,904	(7,647,640)
Tax expenses	(3,348,845)	(242,642)	-	(3,591,487)	(2,335,763)	(202,006)	-	(2,537,769)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	785,133	(723,681)	-	61,452	664,053	(651,992)	-	12,061
Other Operating Income / Expenses	(6,295,991)	81,224	(229,424)	(6,444,191)	(5,069,633)	(124,220)	92,650	(5,101,203)
Operating Income	19,921,910	259,141	-	20,181,051	9,046,366	321,039	-	9,367,405
Non-Operating Income	(16,460)	(6,055)	-	(22,515)	(123,453)	(1,948)	-	(125,401)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(11,650,141)	(253,086)	-	(11,903,227)	(205,559)	(319,091)	-	(524,650)
Net Income	8,255,309	-	-	8,255,309	8,717,354	-	-	8,717,354

(1)   With respect to the Cash-flow Statement, the figures related to the first semester of 2015 do not differ from those previously submitted;

(2)   Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.);

(3)   Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds; and

(4)   For the purpose of comparability, the balances concerning the period of June 30, 2015 are being presented again in the column "Management Balance Sheet" and also the balances related to the first semester of 2015, as required by CPC 23.

Bradesco     109

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Notes to the Consolidated Financial Statements

b)      Statement of Financial Position and statement of income by segment – Managerial

In line with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On June 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	820,579,807	136,713,510	218,901,105	8,947	2,264,483	(92,587,587)	1,085,880,265
Funds available	38,908,337	24,230,278	495,895	769	81,371	(31,267,580)	32,449,070
Interbank investments	134,854,969	3,961,947	-	-	-	-	138,816,916
Securities and derivative financial instruments	217,965,681	15,998,523	204,657,246	1,032	1,018,880	(2,061,607)	437,579,755
Interbank and interdepartmental accounts	50,021,372	-	-	-	-	-	50,021,372
Loan and leasing	274,004,128	92,663,304	-	-	-	(57,726,269)	308,941,163
Allowance for Loan Losses (ALL)	(28,002,932)	(2,016,045)	-	-	-	-	(30,018,977)
Other receivables and assets	132,828,252	1,875,503	13,747,964	7,146	1,164,232	(1,532,131)	148,090,966
Permanent assets	87,424,671	39,569	11,160,743	5	966,291	(80,227,591)	19,363,688
Investments	73,444,673	-	8,119,845	-	200,921	(80,227,591)	1,537,848
Premises and equipment	4,170,134	20,547	1,462,545	5	28,429	-	5,681,660
Intangible assets	9,809,864	19,022	1,578,353	-	736,941	-	12,144,180
Total in 2016	908,004,478	136,753,079	230,061,848	8,952	3,230,774	(172,815,178)	1,105,243,953
Total in 2015	850,275,864	124,584,718	195,926,040	3,261	3,214,780	(144,242,552)	1,029,762,111

Liabilities
Current and long-term liabilities	806,946,530	92,667,591	198,808,102	1,040	979,865	(92,525,564)	1,006,877,564
Deposits	164,473,595	46,263,214	-	-	-	(31,301,111)	179,435,698
Securities sold under agreements to repurchase	277,572,396	10,111,165	-	-	-	(566,152)	287,117,409
Funds from issuance of securities	108,614,940	6,297,519	-	-	-	(2,095,326)	112,817,133
Interbank and interdepartmental accounts	4,838,148	-	-	-	-	-	4,838,148
Borrowing and on-lending	97,752,637	17,506,781	-	-	-	(57,726,269)	57,533,149
Derivative financial instruments	13,342,005	378,156	-	-	-	-	13,720,161
Technical provisions from insurance, pension plans and capitalization bonds	-	-	190,648,380	717	-	-	190,649,097
Other liabilities	140,352,809	12,110,756	8,159,722	323	979,865	(836,706)	160,766,769
Deferred income	542,847	-	22,146	-	-	(62,023)	502,970
Non-controlling interests in subsidiaries	4,157,215	44,085,488	31,231,600	7,912	2,250,909	(80,227,591)	1,505,533
Shareholders’ equity	96,357,886	-	-	-	-	-	96,357,886
Total in 2016	908,004,478	136,753,079	230,061,848	8,952	3,230,774	(172,815,178)	1,105,243,953
Total in 2015	850,275,864	124,584,718	195,926,040	3,261	3,214,780	(144,242,552)	1,029,762,111

110             Economic and Financial Analysis Report – June 2016

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Notes to the Consolidated Financial Statements

	Accrued on June 30, 2016 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial DRE
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	63,675,474	1,976,219	13,502,987	-	102,472	(478,237)	78,778,915
Financial intermediation expenses	(26,837,107)	(737,300)	(10,542,746)	-	-	478,237	(37,638,916)
Net Interest Income	36,838,367	1,238,919	2,960,241	-	102,472	-	41,139,999
Allowance for loan losses	(9,266,838)	(1,371,302)	-	-	-	-	(10,638,140)
Gross Income from financial intermediation	27,571,529	(132,383)	2,960,241	-	102,472	-	30,501,859
Income from Insurance, Pension Plans and Capitalization Bonds	-	-	2,708,489	(55)	-	30	2,708,464
Fee and Commission Income	12,129,019	119,034	829,323	-	165,762	(206,751)	13,036,387
Personnel Expenses	(6,821,841)	(73,890)	(627,882)	(236)	(112,047)	-	(7,635,896)
Other administrative expenses	(7,867,476)	(170,647)	(725,917)	(131)	(98,763)	407,397	(8,455,537)
Tax expenses	(3,080,037)	(10,725)	(466,188)	(75)	(34,462)	-	(3,591,487)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	(3,872)	-	70,843	-	(5,519)	-	61,452
Other Operating Income / Expenses	(5,887,261)	(48,715)	(374,832)	488	66,805	(200,676)	(6,444,191)
Operating Income	16,040,061	(317,326)	4,374,077	(9)	84,248	-	20,181,051
Non-Operating Income	(54,540)	7,206	24,757	-	62	-	(22,515)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(9,905,497)	(121,827)	(1,854,858)	(8)	(21,037)	-	(11,903,227)
Net Income in 2016	6,080,024	(431,947)	2,543,976	(17)	63,273	-	8,255,309
Net Income in 2015	5,929,479	143,823	2,565,868	(310)	78,494	-	8,717,354

(1)    The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)    The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)    The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)    Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)     CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand
	2016	2015
Cash and due from banks in domestic currency	7,468,164	7,588,492
Cash and due from banks in foreign currency (1)	24,895,215	3,715,726
Investments in gold	197	123
Total cash and due from banks	32,363,576	11,304,341
Interbank investments (2)	130,507,170	165,583,918
Total cash and cash equivalents	162,870,746	176,888,259

(1)    On June 30, 2016, it includes availability in foreign currency on the purchase and sale of shares agreement, for which payment was made on July 1, 2016 (Note 34f); and

(2)    Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     111

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Notes to the Consolidated Financial Statements

6)     INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities purchased under agreements to resell:
Own portfolio position	27,889,020	-	-	-	27,889,020	48,389,377
● Financial treasury bills	150,461	-	-	-	150,461	6,118,966
● National treasury notes	23,256,594	-	-	-	23,256,594	23,696,413
● National treasury bills	4,478,872	-	-	-	4,478,872	18,372,568
● Other	3,093	-	-	-	3,093	201,430
Funded position	102,323,195	609,047	-	-	102,932,242	120,866,981
● Financial treasury bills	18,253,786	-	-	-	18,253,786	19,595,124
● National treasury notes	42,617,000	609,047	-	-	43,226,047	35,066,779
● National treasury bills	41,452,409	-	-	-	41,452,409	66,205,078
Short position	295,125	151,581	-	-	446,706	2,071,210
● National treasury bills	295,125	151,581	-	-	446,706	2,071,210
Subtotal	130,507,340	760,628	-	-	131,267,968	171,327,568
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,963,314	1,952,329	237,072	295,645	7,448,360	5,061,188
● Provision for losses	(2,239)	(6,589)	(2,482)	-	(11,310)	(19,142)
Subtotal	4,961,075	1,945,740	234,590	295,645	7,437,050	5,042,046
Total in 2016	135,468,415	2,706,368	234,590	295,645	138,705,018
%	97.7	1.9	0.2	0.2	100.0
Total in 2015	166,002,840	7,522,109	2,317,740	526,925		176,369,614
%	94.1	4.3	1.3	0.3		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	Accrued on June 30 - R$ thousand
	2016	2015
Income from investments in purchase and sale commitments:
• Own portfolio position	235,620	102,715
• Funded position	9,579,930	10,293,911
• Short position	139,624	187,010
Subtotal	9,955,174	10,583,636
Income from interest-earning deposits in other banks	423,976	225,984
Total (Note 7h)	10,379,150	10,809,620

112             Economic and Financial Analysis Report – June 2016

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Notes to the Consolidated Financial Statements

7)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	Financial	Insurance and Capitalization bonds	Pension plans	Other Activities	2016	%	2015	%
Trading securities	53,830,655	7,932,597	127,336,757	426,722	189,526,731	49.8	116,793,343	41.5
- Government securities	21,929,385	4,467,916	108,868,943	15,316	135,281,560	35.5	65,677,975	23.4
- Corporate securities	9,915,821	3,463,703	18,446,292	411,406	32,237,222	8.5	44,094,063	15.6
- Derivative financial instruments (1) (5)	21,985,449	978	21,522	-	22,007,949	5.8	7,021,305	2.5
Available-for-sale securities (2)	122,660,083	13,880,409	12,386,744	102,820	149,030,056	39.2	126,200,218	44.8
- Government securities	69,459,641	12,515,156	10,772,498	31,163	92,778,458	24.4	78,522,866	27.9
- Corporate securities	53,200,442	1,365,253	1,614,246	71,657	56,251,598	14.8	47,677,352	16.9
Held-to-maturity securities (2)	12,720,737	4,928,128	24,143,645	-	41,792,510	11.0	38,470,704	13.7
- Government securities	27,175	4,928,128	24,143,645	-	29,098,948	7.7	26,051,701	9.3
- Corporate securities	12,693,562	-	-	-	12,693,562	3.3	12,419,003	4.4
Total	189,211,475	26,741,134	163,867,146	529,542	380,349,297	100.0	281,464,265	100.0

- Government securities	91,416,201	21,911,200	143,785,086	46,479	257,158,966	67.6	170,252,542	60.5
- Corporate securities	97,795,274	4,829,934	20,082,060	483,063	123,190,331	32.4	111,211,723	39.5
Total	189,211,475	26,741,134	163,867,146	529,542	380,349,297	100.0	281,464,265	100.0

Bradesco     113

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	23,170,739	2,368,433	3,714,017	24,577,466	53,830,655	64,571,874	(10,741,219)	33,871,933	(5,523,465)
National treasury bills	466,731	36,371	19,743	503,462	1,026,307	1,025,220	1,087	2,992,215	(847)
Financial treasury bills	7,243	10,162	2,481	13,235,861	13,255,747	13,259,161	(3,414)	5,172,054	(221)
Derivative financial instruments (1) (5)	20,932,862	737,597	235,791	79,199	21,985,449	32,577,289	(10,591,840)	7,019,138	(5,445,716)
Debentures	30,580	42,905	119,740	2,103,109	2,296,334	2,444,823	(148,489)	3,851,250	(9,109)
National treasury notes	-	156,233	160,950	5,521,700	5,838,883	5,761,579	77,304	2,876,895	(25,580)
Financial bills	587,873	590,401	1,380,451	2,024,513	4,583,238	4,576,530	6,708	5,149,928	3,922
Brazilian foreign debt notes	-	-	1,390,189	41,598	1,431,787	1,422,948	8,839	918,633	(21,624)
Other	1,145,450	794,764	404,672	1,068,024	3,412,910	3,504,324	(91,414)	5,891,820	(24,290)
- Insurance companies and capitalization bonds	2,721,515	29,502	104,734	5,076,846	7,932,597	7,930,033	2,564	2,578,315	1,532
Financial treasury bills	-	13,450	-	4,345,199	4,358,649	4,358,649	-	614,013	-
Financial bills	116,976	15,200	104,734	419,654	656,564	656,564	-	789,796	-
Other	2,604,539	852	-	311,993	2,917,384	2,914,820	2,564	1,174,506	1,532
- Pension plans	5,025,420	2,182,138	3,429,027	116,700,172	127,336,757	127,331,511	5,246	79,909,417	-
Financial treasury bills	-	-	-	50,761,328	50,761,328	50,761,328	-	31,491,870	-
National treasury notes	-	284,262	60,464	32,017,534	32,362,260	32,362,260	-	8,780,364	-
National treasury bills	2,445,251	-	3,745	23,296,359	25,745,355	25,740,109	5,246	12,705,994	-
Financial bills	1,082,942	393,245	3,291,110	7,878,927	12,646,224	12,646,224	-	8,575,791	-
Debentures	645	9,576	72,236	2,567,421	2,649,878	2,649,878	-	2,474,406	-
Other	1,496,582	1,495,055	1,472	178,603	3,171,712	3,171,712	-	15,880,992	-
- Other activities	411,408	-	-	15,314	426,722	426,722	-	433,678	(3,295)
Financial treasury bills	-	-	-	14,994	14,994	14,994	-	44,973	-
Other	411,408	-	-	320	411,728	411,728	-	388,705	(3,295)
Total	31,329,082	4,580,073	7,247,778	146,369,798	189,526,731	200,260,140	(10,733,409)	116,793,343	(5,525,228)
Derivative financial instruments (liabilities) (5)	(17,284,372)	(518,993)	(220,790)	(157,173)	(18,181,328)	(16,381,396)	(1,799,932)	(5,601,703)	(245,851)

114             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (6)	On June 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	9,735,501	5,964,209	9,172,577	97,787,796	122,660,083	126,399,508	(3,739,425)	102,608,614	(1,518,768)
National treasury bills	1,865,967	2,071,552	3,855,708	20,874,506	28,667,733	28,610,675	57,058	20,349,415	(551,456)
Foreign corporate securities	169,102	189,711	37,208	10,172,514	10,568,535	12,270,583	(1,702,048)	10,879,312	(657,769)
National treasury notes	-	190,027	4,485,311	32,996,419	37,671,757	37,912,664	(240,907)	35,412,292	(679,334)
Debentures	228,830	684,588	582,115	31,453,348	32,948,881	33,782,238	(833,357)	28,859,748	494,516
Shares	6,127,154	-	-	-	6,127,154	6,939,194	(812,040)	1,777,059	(29,597)
Certificates of real estate receivables	20,717	-	-	997,597	1,018,314	1,251,233	(232,919)	1,233,701	(94,233)
Foreign government bonds	-	1,891,118	-	-	1,891,118	1,921,444	(30,326)	1,382,181	(21,870)
Promissory Notes	594,524	858,181	201,151	-	1,653,856	1,642,280	11,576	628,089	5,751
Other	729,207	79,032	11,084	1,293,412	2,112,735	2,069,197	43,538	2,086,817	15,224
- Insurance companies and capitalization bonds	3,064,308	243,413	1,357,782	9,214,906	13,880,409	14,272,972	(392,563)	12,824,369	(572,343)
National treasury notes	-	243,413	515,255	7,570,659	8,329,327	8,990,751	(661,424)	7,628,906	(731,911)
Shares	1,311,577	-	-	-	1,311,577	1,042,293	269,284	1,406,533	188,080
National treasury bills	1,749,078	-	842,527	1,577,954	4,169,559	4,148,416	21,143	3,720,301	(30,307)
Other	3,653	-	-	66,293	69,946	91,512	(21,566)	68,629	1,795
- Pension plans	1,523,747	-	-	10,862,997	12,386,744	11,590,571	796,173	10,692,023	587,539
Shares	1,523,747	-	-	-	1,523,747	1,409,904	113,843	1,402,835	27,529
National treasury notes	-	-	-	10,473,164	10,473,164	9,790,846	682,318	8,822,752	555,197
Debentures	-	-	-	90,498	90,498	93,122	(2,624)	96,442	6,365
Other	-	-	-	299,335	299,335	296,699	2,636	369,994	(1,552)
- Other activities	71,657	-	-	31,163	102,820	97,422	5,398	75,212	5,418
Other	71,657	-	-	31,163	102,820	97,422	5,398	75,212	5,418
Subtotal	14,395,213	6,207,622	10,530,359	117,896,862	149,030,056	152,360,473	(3,330,417)	126,200,218	(1,498,154)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	122,649	-	299,179
Securities reclassified to “Held-to-maturity securities” (2)	-	-	-	-	-	-	(147,687)	-	(74,589)
Total	14,395,213	6,207,622	10,530,359	117,896,862	149,030,056	152,360,473	(3,355,455)	126,200,218	(1,273,564)

Bradesco     115

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	On June 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair Value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain not accounted for
- Financial	-	-	-	12,720,737	12,720,737	10,851,221	(1,869,516)	12,458,024	7,549
Brazilian foreign debt notes	-	-	-	27,175	27,175	29,054	1,879	39,021	4,756
Certificates of real estate receivables	-	-	-	12,693,562	12,693,562	10,822,167	(1,871,395)	12,419,003	2,793
- Insurance companies and capitalization bonds	-	-	-	4,928,128	4,928,128	5,168,902	240,774	4,509,431	195,590
National treasury notes	-	-	-	4,928,128	4,928,128	5,168,902	240,774	4,509,431	195,590
- Pension plans	-	-	-	24,143,645	24,143,645	26,564,265	2,420,620	21,503,249	1,819,587
National treasury notes	-	-	-	24,143,645	24,143,645	26,564,265	2,420,620	21,503,249	1,819,587
Total	-	-	-	41,792,510	41,792,510	42,584,388	791,878	38,470,704	2,022,726

116             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)      Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Own portfolio	22,360,125	9,132,942	11,839,896	260,726,852	304,059,815	234,965,870
Fixed income securities	11,699,106	9,132,942	11,839,896	260,726,852	293,398,796	228,377,795
● Financial treasury bills	7,243	22,987	1,390	65,817,230	65,848,850	35,754,645
● National treasury notes	-	873,879	3,167,944	100,017,448	104,059,271	77,200,107
● Brazilian foreign debt securities	-	-	1,390,420	78,263	1,468,683	1,159,835
● Bank deposit certificates	137,537	1,816,035	1,472	17,724	1,972,768	3,661,235
● National treasury bills	4,281,070	1,349,657	1,086,872	32,219,077	38,936,676	22,367,526
● Foreign corporate securities	22,988	222,010	341,226	826,150	1,412,374	4,432,292
● Debentures	260,055	737,069	774,091	36,352,443	38,123,658	35,430,561
● Financial bills	1,787,792	1,064,968	4,776,295	10,323,094	17,952,149	14,572,878
● Certificates of real estate receivables	21,054	-	-	13,895,984	13,917,038	13,864,738
● Foreign government bonds	55,329	1,891,118	-	320,529	2,266,976	1,455,346
● Promissory Notes	594,524	858,181	201,151	-	1,653,856	1,073,081
● Other	4,531,514	297,038	99,035	858,910	5,786,497	17,405,551
Equity securities	10,661,019	-	-	-	10,661,019	6,588,075
● Shares of listed companies (technical provision)	1,525,981	-	-	-	1,525,981	1,681,302
● Shares of listed companies (other)	9,135,038	-	-	-	9,135,038	4,906,773
Restricted securities	2,408,807	192,499	3,192,474	43,766,070	49,559,850	39,154,493
Repurchase agreements	2,400,630	164,404	14,073	31,220,610	33,799,717	31,066,486
● National treasury bills	2,245,959	6,146	685	10,626,687	12,879,477	15,120,598
● Brazilian external debt bonds	-	-	10,853	504,470	515,323	-
● Financial treasury bills	-	-	-	1,038,481	1,038,481	233,162
● National treasury notes	-	57	918	9,656,916	9,657,891	8,544,524
● Foreign corporate securities	154,671	158,201	1,617	9,394,056	9,708,545	7,168,202
Brazilian Central Bank	-	27,463	27,966	9,309	64,738	20,096
● National treasury bills	-	27,463	27,966	4,233	59,662	20,096
● Other	-	-	-	5,076	5,076	-
Privatization rights	-	-	-	50,565	50,565	55,667
Guarantees provided	8,177	632	3,150,435	12,485,586	15,644,830	8,012,244
● National treasury bills	-	-	2,499,172	2,400,353	4,899,525	2,239,039
● National treasury notes	-	-	650,172	7,883,972	8,534,144	3,796,273
● Other	8,177	632	1,091	2,201,261	2,211,161	1,976,932
Derivative financial instruments (1) (5)	20,955,363	737,597	235,790	79,199	22,007,949	7,021,305
Securities subject to unrestricted repurchase agreements	-	724,657	2,509,977	1,487,049	4,721,683	322,597
● National treasury bills	-	724,657	1,107,029	1,316,605	3,148,291	322,597
● National treasury notes	-	-	1,402,948	170,444	1,573,392	-
Total	45,724,295	10,787,695	17,778,137	306,059,170	380,349,297	281,464,265
%	12.0	2.8	4.7	80.5	100.0	100.0

Bradesco     117

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

(1)   Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)   In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(3)   The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4)   The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5)   Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6)   In the first semester of 2016, there was constitution of provision for impairment losses in the amount of R$108,294 thousand, related to the heading “Variable Income Securities" (first semester of 2015 there was no constitution of provision for impairment losses).

118             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     119

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in off-balance-sheet accounts

	On June 30 - R$ thousand
	2016		2015
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	103,752,719	-	96,921,364	-
- Interbank market	75,873,880	14,673,056	76,106,831	36,940,599
- Foreign currency	27,863,377	-	20,546,198	-
- Other	15,462	10,155	268,335	107,446
Sale commitments:	124,595,817	-	73,858,092	-
- Interbank market (1)	61,200,824	-	39,166,232	-
- Foreign currency (2)	63,389,686	35,526,309	34,530,971	13,984,773
- Other	5,307	-	160,889	-

Option contracts
Purchase commitments:	14,015,824	-	40,472,694	-
- Interbank market	8,229,897	138,142	38,705,347	-
- Foreign currency	5,785,927	3,840,657	1,751,740	2,493
- Other	-	-	15,607	-
Sale commitments:	10,037,071	-	70,020,081	-
- Interbank market	8,091,755	-	62,898,795	24,193,448
- Foreign currency	1,945,270	-	1,749,247	-
- Other	46	46	5,372,039	5,356,432

Forward contracts
Purchase commitments:	20,342,333	-	10,832,256	-
- Foreign currency	16,927,882	5,521,851	10,665,967	-
- Other	3,414,451	1,997,865	166,289	-
Sale commitments:	12,822,617	-	12,577,142	-
- Foreign currency	11,406,031	-	12,130,743	1,464,776
- Other	1,416,586	-	446,399	280,110

Swap contracts
Assets (long position):	73,777,502	-	46,129,791	-
- Interbank market	18,652,848	5,209,314	20,688,317	1,603,232
- Fixed rate	43,907,461	18,799,095	9,856,510	-
- Foreign currency	8,964,476	1,580,632	12,573,163	-
- IGPM	1,121,950	-	1,111,200	-
- Other	1,130,767	-	1,900,601	-
Liabilities (short position):	50,552,939	-	64,567,460	-
- Interbank market	13,443,534	-	19,085,085	-
- Fixed rate	25,108,366	-	12,860,082	3,003,572
- Foreign currency	7,383,844	-	28,492,693	15,919,530
- IGPM	1,223,500	101,550	1,377,500	266,300
- Other	3,393,695	2,262,928	2,752,100	851,499

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$1,171,885 thousand (R$20,814,738 thousand in 2015) (Note 7f); and

(2)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$45,106,549 thousand (R$43,909,631 thousand in 2015).

120             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On June 30 - R$ thousand
	2016			2015
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	20,204,175	(10,605,802)	9,598,373	10,623,733	(5,477,349)	5,146,384
Adjustment receivable - future	4,215,103	-	4,215,103	8,462	-	8,462
Receivable forward purchases	5,279,291	-	5,279,291	1,225,943	-	1,225,943
Receivable forward sales	2,693,312	-	2,693,312	419,321	-	419,321
Premiums on exercisable options	207,908	13,962	221,870	189,562	31,633	221,195
Total assets (A)	32,599,789	(10,591,840)	22,007,949	12,467,021	(5,445,716)	7,021,305
Adjustment payables - swaps	(5,857,842)	(1,794,671)	(7,652,513)	(4,088,655)	(241,374)	(4,330,029)
Adjustment payables - future	(4,461,156)	-	(4,461,156)	(29,818)	-	(29,818)
Payable forward purchases	(4,321,914)	-	(4,321,914)	(548,133)	-	(548,133)
Payable forward sales/other	(1,554,787)	-	(1,554,787)	(549,085)	-	(549,085)
Premiums on written options	(185,697)	(5,261)	(190,958)	(140,161)	(4,477)	(144,638)
Total liabilities (B)	(16,381,396)	(1,799,932)	(18,181,328)	(5,355,852)	(245,851)	(5,601,703)

Net Effect (A-B)	16,218,393	(12,391,772)	3,826,621	7,111,169	(5,691,567)	1,419,602

(1)    Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On June 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2016	2015
Futures contracts (1)	125,541,017	4,526,714	45,212,808	53,067,997	228,348,536	170,779,456
Option contracts	19,401,173	620,878	1,905,529	2,125,315	24,052,895	110,492,775
Forward contracts	19,484,751	4,573,516	3,249,424	5,857,259	33,164,950	23,409,398
Swap contracts (1)	28,462,871	9,397,724	4,763,346	81,706,500	124,330,441	110,697,251
Total in 2016	192,889,812	19,118,832	55,131,107	142,757,071	409,896,822
Total in 2015	119,927,955	93,767,412	99,579,692	102,103,821		415,378,880

(1)    Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On June 30 - R$ thousand
	2016	2015
Government securities
National treasury bills	1,625,552	-
National treasury notes	4,999,565	3,620,092
Financial treasury bills	50,407	5,691
Total	6,675,524	3,625,783

V)  Revenues and expenses, net

	Accrued on June 30 - R$ thousand
	2016	2015
Swap contracts (1)	1,415,481	162,615
Forward contracts	302,631	175,539
Option contracts	(202,221)	(13,606)
Futures contracts (1) (2)	7,242,970	(1,205,277)
Foreign exchange variation of assets and liabilities overseas	(3,719,718)	1,536,876
Total (Note 7h)	5,039,143	656,147

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)    Includes, in 2016, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Note 34f).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On June 30 - R$ thousand
	2016	2015
CETIP (over-the-counter)	125,207,553	91,936,669
BM&FBOVESPA (stock exchange)	254,084,035	289,153,152
Overseas (over-the-counter) (1)	18,840,877	16,934,059
Overseas (stock exchange) (1)	11,764,357	17,355,000
Total	409,896,822	415,378,880

(1)    Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On June 30, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are: (a) “debt securities issued by companies", in the amount of R$128,392 thousand and (b) “public debt bonds issued by the Brazilian government”, in the amount of R$144,441 thousand (in 2015 – (i) the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$(1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$81,071 thousand, amounting to a total net credit risk value of negative R$(1,245,829) thousand), with an effect on the calculation of required shareholders’ equity of negative R$(14,123) thousand ((R$64,062) thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$90 thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

Bradesco uses cash flow hedges to protect: i) its cash flows from payment of interest rates on funds,  regarding the floating interest rate of DI, being traded DI Future contracts on BM&FBOVESPA  totaling R$1,171,885 thousand (R$20,814,738 thousand in 2015), having as object of hedge captures linked to DI, totaling R$1,242,274 thousand (R$21,133,663 thousand in 2015), converting to fixed cash flows; and ii) the cash flow receipts of interest on investments in securities, regarding the floating interest rate of DI through DI Future contracts, totaling R$19,962,802 thousand, having as object of hedge DI-backed securities , totaling R$19,588,712 thousand, converting to fixed cash flows. The adjustment to market value of these operations recorded in the net worth is R$(4,447) thousand (R$299,179 thousand in 2015), net of tax effects is R$(2,668) thousand (R$179,507 thousand in 2015) and R$127,096 thousand, net of tax effects is R$76,257 thousand, respectively. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

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Notes to the Consolidated Financial Statements

g)      Hedge against market risk

Bradesco constituted a hedge against market risk using the futures contracts and, later, with cash in foreign currencies (Note 5) which generated R$(3,588,875) thousand, for protection from the effects of the exchange rate variation of the firm commitment, related to the contract for the purchase and sale of shares (Note 34f), which produced an adjustment at market value of R$3,551,597 thousand. The effect of these operations resulted in the revenue of R$(37,278) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on June 30 - R$ thousand
	2016	2015
Fixed income securities	10,085,476	8,736,717
Interbank investments (Note 6b)	10,379,150	10,809,620
Equity securities (1)	(68,120)	29,842
Subtotal	20,396,506	19,576,179
Income from insurance, pension plans and capitalization bonds	17,512,049	8,632,162
Income from derivative financial instruments (Note 7d V)	5,039,143	656,147
Total	42,947,698	28,864,488

(1)  In the first semester of 2016, it includes the losses through impairment to the sum of R$108,294 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2016	2015
Compulsory deposit – demand deposits	not remunerated	4,022,563	5,064,554
Compulsory deposit – savings deposits	savings index	17,476,005	21,918,497
Compulsory deposit – time deposits	Selic rate	13,472,464	8,301,343
Additional compulsory deposit – savings deposits	Selic rate	4,784,372	4,968,442
Additional compulsory deposit – time deposits	Selic rate	8,408,948	8,660,210
Reserve requirement – SFH	TR + interest rate	720,365	634,918
Total		48,884,717	49,547,964

b)       Revenue from reserve requirement

	Accrued on June 30 - R$ thousand
	2016	2015
Reserve requirement – Bacen (Compulsory deposit)	2,551,760	2,026,427
Reserve requirement – SFH	22,905	8,982
Total	2,574,665	2,035,409

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)      By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2015 (A)	% (5)
Discounted trade receivables and loans (1)	19,860,242	12,514,863	8,401,318	16,889,424	21,248,210	61,848,391	140,762,448	37.2	152,913,501	37.8
Financing	3,486,520	3,383,632	3,102,993	7,879,566	15,522,442	81,984,538	115,359,691	30.4	121,969,364	30.2
Agricultural and agribusiness loans	1,859,623	1,677,949	723,976	3,514,028	2,756,272	8,841,785	19,373,633	5.1	22,456,953	5.6
Subtotal	25,206,385	17,576,444	12,228,287	28,283,018	39,526,924	152,674,714	275,495,772	72.7	297,339,818	73.6
Leasing	130,308	172,727	109,263	309,125	489,451	1,041,136	2,252,010	0.6	3,381,637	0.8
Advances on foreign exchange contracts (2)	2,214,142	1,015,149	767,544	2,028,503	2,353,343	-	8,378,681	2.2	7,795,886	1.9
Subtotal	27,550,835	18,764,320	13,105,094	30,620,646	42,369,718	153,715,850	286,126,463	75.5	308,517,341	76.3
Other receivables (3)	8,036,935	5,286,973	2,136,986	3,908,825	3,374,630	1,361,495	24,105,844	6.4	20,827,884	5.2
Total loans	35,587,770	24,051,293	15,242,080	34,529,471	45,744,348	155,077,345	310,232,307	81.9	329,345,225	81.5
Sureties and guarantees (4)	2,858,099	729,967	949,855	4,300,138	8,984,887	48,656,776	66,479,722	17.5	71,957,650	17.8
Loan assignment - real estate receivables certificate	44,506	44,505	44,503	128,079	191,146	642,648	1,095,387	0.3	1,274,278	0.3
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	92,179	92,179	-	102,510	-
Loans available for import (4)	8,049	13,171	5,347	39,682	-	-	66,249	-	276,225	0.1
Confirmed exports loans (4)	4,004	2,550	964	22,297	58,687	2,499	91,001	-	70,619	-
Acquisition of credit card receivables	421,758	253,325	154,978	176,254	48,055	-	1,054,370	0.3	1,283,166	0.3
Total in 2016	38,924,186	25,094,811	16,397,727	39,195,921	55,027,123	204,471,447	379,111,215	100.0
Total in 2015	40,702,021	27,882,521	18,079,856	46,478,568	59,873,901	211,292,806			404,309,673	100.0

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2016 (B)	% (5)	Total in 2015 (B)	% (5)
Discounted trade receivables and loans (1)	2,835,193	1,490,078	1,218,558	2,907,575	3,845,985	12,297,389	89.4	9,228,274	88.1
Financing	291,893	200,874	130,760	205,285	130,491	959,303	7.0	905,509	8.6
Agricultural and agribusiness loans	33,098	38,997	23,285	30,118	62,318	187,816	1.4	150,244	1.4
Subtotal	3,160,184	1,729,949	1,372,603	3,142,978	4,038,794	13,444,508	97.8	10,284,027	98.1
Leasing	11,373	9,310	7,050	10,998	8,269	47,000	0.3	63,335	0.6
Advances on foreign exchange contracts (2)	8,074	14,018	6,486	11,405	603	40,586	0.3	39,565	0.4
Subtotal	3,179,631	1,753,277	1,386,139	3,165,381	4,047,666	13,532,094	98.4	10,386,927	99.1
Other receivables (3)	27,049	36,517	53,480	82,577	22,829	222,452	1.6	91,205	0.9
Total in 2016	3,206,680	1,789,794	1,439,619	3,247,958	4,070,495	13,754,546	100.0
Total in 2015	1,948,553	1,487,696	1,188,222	2,788,977	3,064,684			10,478,132	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (C)	% (5)	Total in 2015 (C)	% (5)
Discounted trade receivables and loans (1)	832,112	717,253	630,897	1,620,220	2,326,527	5,386,685	11,513,694	66.6	9,619,554	65.1
Financing	232,728	210,669	207,718	599,135	981,474	3,082,764	5,314,488	30.8	4,679,197	31.6
Agricultural and agribusiness loans	1,221	1,901	1,810	10,493	38,678	206,489	260,592	1.5	272,123	1.8
Subtotal	1,066,061	929,823	840,425	2,229,848	3,346,679	8,675,938	17,088,774	98.9	14,570,874	98.5
Leasing	10,592	10,018	9,407	25,963	39,836	72,274	168,090	1.0	214,559	1.5
Subtotal	1,076,653	939,841	849,832	2,255,811	3,386,515	8,748,212	17,256,864	99.9	14,785,433	100.0
Other receivables (3)	1,047	1,005	1,024	2,924	4,318	8,166	18,484	0.1	7,365	-
Total in 2016	1,077,700	940,846	850,856	2,258,735	3,390,833	8,756,378	17,275,348	100.0
Total in 2015	1,032,174	846,754	781,369	1,933,547	2,962,696	7,236,258			14,792,798	100.0

Bradesco     125

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Total
	Total in 2016 (A+B+C)	% (5)	Total in 2015 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	164,573,531	40.1	171,761,329	39.9
Financing	121,633,482	29.7	127,554,070	29.7
Agricultural and agribusiness loans	19,822,041	4.8	22,879,320	5.3
Subtotal	306,029,054	74.6	322,194,719	74.9
Leasing	2,467,100	0.6	3,659,531	0.9
Advances on foreign exchange contracts (2) (Note 10a)	8,419,267	2.1	7,835,451	1.8
Subtotal	316,915,421	77.3	333,689,701	77.6
Other receivables (3)	24,346,780	5.9	20,926,454	4.9
Total loans	341,262,201	83.2	354,616,155	82.5
Sureties and guarantees (4)	66,479,722	16.2	71,957,650	16.8
Loan assignment - real estate receivables certificate	1,095,387	0.3	1,274,278	0.3
Co-obligation from assignment of rural loan (4)	92,179	-	102,510	-
Loans available for import (4)	66,249	-	276,225	0.1
Confirmed exports loans (4)	91,001	-	70,619	-
Acquisition of credit card receivables	1,054,370	0.3	1,283,166	0.3
Total in 2016	410,141,109	100.0
Total in 2015			429,580,603	100.0

(1)  Including credit card loans and advances on credit card receivables of R$16,444,207 thousand (R$16,831,170 thousand in 2015);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$19,942,174 thousand (R$18,016,951 thousand in 2015);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Discounted trade receivables and loans	22,244,669	77,342,318	10,938,316	22,809,504	7,700,699	4,175,806	2,814,375	2,251,916	14,295,928	164,573,531	48.2	171,761,329	48.4
Financing	49,850,220	20,874,066	37,488,227	8,581,229	1,642,950	774,876	429,114	321,386	1,671,414	121,633,482	35.7	127,554,070	36.0
Agricultural and agribusiness loans	2,674,691	2,519,942	7,931,863	5,673,314	585,860	219,015	39,920	48,739	128,697	19,822,041	5.8	22,879,320	6.5
Subtotal	74,769,580	100,736,326	56,358,406	37,064,047	9,929,509	5,169,697	3,283,409	2,622,041	16,096,039	306,029,054	89.7	322,194,719	90.9
Leasing	411,488	388,046	1,378,105	45,030	59,076	23,332	23,678	37,067	101,278	2,467,100	0.7	3,659,531	1.0
Advances on foreign exchange contracts (2)	3,413,525	2,809,194	1,141,564	878,420	100,726	42,865	3,406	4,766	24,801	8,419,267	2.5	7,835,451	2.2
Subtotal	78,594,593	103,933,566	58,878,075	37,987,497	10,089,311	5,235,894	3,310,493	2,663,874	16,222,118	316,915,421	92.9	333,689,701	94.1
Other receivables	2,854,264	15,831,510	1,784,730	2,980,453	175,920	82,317	62,998	84,216	490,372	24,346,780	7.1	20,926,454	5.9
Total in 2016	81,448,857	119,765,076	60,662,805	40,967,950	10,265,231	5,318,211	3,373,491	2,748,090	16,712,490	341,262,201	100.0
%	23.9	35.1	17.8	12.0	3.0	1.5	1.0	0.8	4.9	100.0
Total in 2015	77,583,637	139,577,843	62,838,919	46,055,838	7,153,249	3,831,380	3,568,531	2,134,040	11,872,718			354,616,155	100.0
%	21.9	39.4	17.7	13.0	2.0	1.1	1.0	0.6	3.3			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 10a.

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Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	-	-	1,889,054	3,330,937	2,937,689	2,051,406	1,264,560	1,115,464	4,686,238	17,275,348	100.0	14,792,798	100.0
1 to 30	-	-	173,942	260,049	146,459	87,118	71,825	59,285	279,022	1,077,700	6.2	1,032,174	7.0
31 to 60	-	-	132,553	211,128	134,791	102,503	65,573	51,547	242,751	940,846	5.4	846,754	5.7
61 to 90	-	-	114,801	164,896	121,276	90,512	63,060	49,471	246,840	850,856	4.9	781,369	5.3
91 to 180	-	-	203,035	418,097	344,677	349,351	169,139	135,604	638,832	2,258,735	13.1	1,933,547	13.1
181 to 360	-	-	299,193	631,033	539,258	387,771	260,633	272,916	1,000,029	3,390,833	19.6	2,962,696	20.0
More than 360	-	-	965,530	1,645,734	1,651,228	1,034,151	634,330	546,641	2,278,764	8,756,378	50.8	7,236,258	48.9
Past-due installments (2)	-	-	510,612	1,199,835	1,362,306	1,167,239	1,107,077	1,053,853	7,353,624	13,754,546	100.0	10,478,132	100.0
1 to 14	-	-	24,096	123,962	85,207	82,945	65,759	74,658	1,370,047	1,826,674	13.3	682,157	6.5
15 to 30	-	-	475,130	321,693	169,363	139,502	50,557	34,127	189,634	1,380,006	10.0	1,266,396	12.1
31 to 60	-	-	11,386	733,424	385,081	163,424	98,931	83,470	314,078	1,789,794	13.0	1,487,696	14.2
61 to 90	-	-	-	16,472	667,046	200,631	118,371	88,969	348,130	1,439,619	10.5	1,188,222	11.3
91 to 180	-	-	-	4,284	55,609	569,600	750,432	751,291	1,116,742	3,247,958	23.6	2,788,977	26.6
181 to 360	-	-	-	-	-	11,137	23,027	21,338	3,938,489	3,993,991	29.0	2,944,129	28.1
More than 360	-	-	-	-	-	-	-	-	76,504	76,504	0.6	120,555	1.2
Subtotal	-	-	2,399,666	4,530,772	4,299,995	3,218,645	2,371,637	2,169,317	12,039,862	31,029,894		25,270,930
Specific provision	-	-	23,997	135,923	430,000	965,594	1,185,818	1,518,521	12,039,862	16,299,715		12,628,921

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	81,448,857	119,765,076	58,263,139	36,437,178	5,965,236	2,099,566	1,001,854	578,773	4,672,628	310,232,307	100.0	329,345,225	100.0
1 to 30	7,163,938	16,770,000	3,615,035	6,182,115	695,279	368,805	132,300	73,155	587,143	35,587,770	11.5	37,327,570	11.3
31 to 60	4,478,907	11,465,178	2,506,883	4,454,980	558,478	193,387	50,377	67,273	275,830	24,051,293	7.8	26,679,556	8.1
61 to 90	3,871,843	6,695,769	1,706,810	2,460,687	168,572	59,216	51,759	53,524	173,900	15,242,080	4.9	16,898,539	5.1
91 to 180	9,003,570	13,441,481	4,429,463	5,627,949	370,508	163,669	121,091	72,177	1,299,563	34,529,471	11.1	39,883,979	12.1
181 to 360	13,923,290	19,347,318	5,631,937	5,239,239	573,016	375,021	109,846	73,491	471,190	45,744,348	14.7	49,958,680	15.2
More than 360	43,007,309	52,045,330	40,373,011	12,472,208	3,599,383	939,468	536,481	239,153	1,865,002	155,077,345	50.0	158,596,901	48.2
Generic provision	-	598,910	582,631	1,093,115	596,524	629,870	500,927	405,141	4,672,628	9,079,746		7,094,631
Total in 2016 (2)	81,448,857	119,765,076	60,662,805	40,967,950	10,265,231	5,318,211	3,373,491	2,748,090	16,712,490	341,262,201
Existing provision	-	869,637	848,599	2,603,314	3,066,808	2,652,866	2,357,241	2,679,000	16,712,490	31,789,955
Minimum required provision	-	598,910	606,628	1,229,038	1,026,524	1,595,464	1,686,745	1,923,662	16,712,490	25,379,461
Excess provision (3)	-	270,727	241,971	1,374,276	2,040,284	1,057,402	670,496	755,338	-	6,410,494
Total in 2015 (2)	77,583,637	139,577,843	62,838,919	46,055,838	7,153,249	3,831,380	3,568,531	2,134,040	11,872,718			354,616,155
Existing provision	-	745,113	689,216	2,089,738	2,035,106	1,899,985	2,281,244	2,113,647	11,872,718			23,726,767
Minimum required provision	-	697,938	628,389	1,381,673	715,325	1,149,414	1,784,266	1,493,829	11,872,718			19,723,552
Excess provision (3)	-	47,175	60,827	708,065	1,319,781	750,571	496,978	619,818	-			4,003,215

(1)  Percentage of maturities by type of installment;

(2)  The total includes performing loans of R$310,232,307 thousand (R$329,345,225 thousand in 2015) and non-performing loans of R$31,029,894 thousand (R$25,270,930 thousand in 2015); and

(3)  On June 30, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for the excess provision, and totals R$1,856,267 thousand (R$511,396 thousand in 2015) (Note 19b).

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Notes to the Consolidated Financial Statements

d)    Concentration of loans

	On June 30 - R$ thousand
	2016	% (1)	2015	% (1)
Largest borrower	8,329,219	2.4	10,487,111	3.0
10 largest borrowers	30,349,969	8.9	30,940,260	8.7
20 largest borrowers	45,140,006	13.2	44,833,721	12.6
50 largest borrowers	65,199,798	19.1	64,535,133	18.2
100 largest borrowers	79,677,403	23.3	78,955,517	22.2

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On June 30 - R$ thousand
	2016	%	2015	%
Public sector	8,331,289	2.4	10,501,385	3.0
Federal government	8,329,219	2.4	10,487,111	3.0
Petrochemical	8,329,219	2.4	10,487,111	3.0
State government	2,070	-	14,274	-
Production and distribution of electricity	2,070	-	14,274	-
Private sector	332,930,912	97.6	344,114,770	97.0
Manufacturing	56,002,155	16.4	60,439,431	17.1
Food products and beverages	11,894,117	3.5	13,197,221	3.7
Steel, metallurgy and mechanics	9,717,853	2.8	10,249,347	2.9
Light and heavy vehicles	8,127,333	2.4	6,695,148	1.9
Pulp and paper	4,318,828	1.3	4,132,986	1.2
Chemical	3,172,113	0.9	4,726,080	1.3
Rubber and plastic articles	2,481,221	0.7	2,824,796	0.8
Textiles and apparel	2,480,670	0.8	3,206,813	0.9
Extraction of metallic and non-metallic ores	2,310,935	0.7	2,295,786	0.6
Automotive parts and accessories	2,042,977	0.6	2,073,083	0.6
Non-metallic materials	1,831,101	0.5	2,063,372	0.6
Furniture and wood products	1,809,580	0.5	2,150,036	0.6
Oil refining and production of alcohol	1,230,881	0.4	1,710,494	0.5
Leather articles	883,652	0.3	836,662	0.2
Electric and electronic products	802,681	0.2	1,332,202	0.4
Publishing, printing and reproduction	458,823	0.1	537,606	0.2
Other industries	2,439,390	0.7	2,407,799	0.7
Commerce	36,299,850	10.6	41,283,922	11.7
Merchandise in specialty stores	6,905,409	2.0	7,869,890	2.2
Non-specialized retailer	4,540,792	1.3	5,519,345	1.6
Food products, beverages and tobacco	4,273,878	1.3	4,856,149	1.4
Clothing and footwear	2,904,007	0.9	3,057,929	0.9
Waste and scrap	2,831,642	0.8	3,626,012	1.0
Automobile	2,747,575	0.8	3,101,390	0.9
Motor vehicle repairs, parts and accessories	2,590,635	0.8	2,905,800	0.8
Agricultural products	1,875,368	0.5	2,536,933	0.7
Grooming and household articles	1,822,872	0.5	2,109,805	0.6
Fuel	1,656,070	0.5	1,859,280	0.5

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Notes to the Consolidated Financial Statements

Wholesale of goods in general	946,248	0.3	1,036,086	0.3
Trading intermediary	835,470	0.2	974,347	0.3
Other commerce	2,369,884	0.7	1,830,956	0.5
Financial intermediaries	2,648,302	0.8	2,647,761	0.7
Services	87,607,630	25.7	94,453,347	26.5
Civil construction	22,544,707	6.6	23,144,521	6.5
Transportation and storage	16,022,150	4.7	17,174,880	4.8
Real estate activities, rentals and corporate services	13,365,041	3.9	12,716,032	3.6
Holding companies, legal, accounting and business advisory services	7,127,961	2.1	7,010,479	2.0
Clubs, leisure, cultural and sport activities	5,166,934	1.5	5,329,362	1.5
Production and distribution of electric power, gas and water	4,429,341	1.3	4,929,125	1.4
Social services, education, health, defense and social security	2,982,320	0.9	2,968,776	0.8
Hotels and catering	2,836,159	0.8	2,872,518	0.8
Telecommunications	307,456	0.1	754,612	0.2
Other services	12,825,561	3.8	17,553,042	4.9
Agriculture, cattle raising, fishing, forestry and timber industry	3,020,419	0.9	3,466,653	1.0
Individuals	147,352,556	43.2	141,823,656	40.0
Total	341,262,201	100.0	354,616,155	100.0

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Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2016 YTD (2)	% 2015 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	81,448,857	81,448,857	23.9	23.9	21.8
A	-	-	-	119,765,076	119,765,076	35.1	59.0	61.2
B	510,612	1,889,054	2,399,666	58,263,139	60,662,805	17.8	76.8	78.9
C	1,199,835	3,330,937	4,530,772	36,437,178	40,967,950	12.0	88.8	91.9
Subtotal	1,710,447	5,219,991	6,930,438	295,914,250	302,844,688	88.8
D	1,362,306	2,937,689	4,299,995	5,965,236	10,265,231	3.0	91.8	93.9
E	1,167,239	2,051,406	3,218,645	2,099,566	5,318,211	1.5	93.3	95.0
F	1,107,077	1,264,560	2,371,637	1,001,854	3,373,491	1.0	94.3	96.0
G	1,053,853	1,115,464	2,169,317	578,773	2,748,090	0.8	95.1	96.6
H	7,353,624	4,686,238	12,039,862	4,672,628	16,712,490	4.9	100.0	100.0
Subtotal	12,044,099	12,055,357	24,099,456	14,318,057	38,417,513	11.2
Total in 2016	13,754,546	17,275,348	31,029,894	310,232,307	341,262,201	100.0
%	4.0	5.1	9.1	90.9	100.0
Total in 2015	10,478,132	14,792,798	25,270,930	329,345,225	354,616,155
%	2.9	4.2	7.1	92.9	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2016 YTD (1)	% 2015 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	598,910	598,910	270,727	869,637	0.7	0.5
B	1.0	5,106	18,891	23,997	582,631	606,628	241,971	848,599	1.4	1.1
C	3.0	35,995	99,928	135,923	1,093,115	1,229,038	1,374,276	2,603,314	6.4	4.5
Subtotal		41,101	118,819	159,920	2,274,656	2,434,576	1,886,974	4,321,550	1.4	1.1
D	10.0	136,231	293,769	430,000	596,524	1,026,524	2,040,284	3,066,808	29.9	28.5
E	30.0	350,172	615,422	965,594	629,870	1,595,464	1,057,402	2,652,866	49.9	49.6
F	50.0	553,538	632,280	1,185,818	500,927	1,686,745	670,496	2,357,241	69.9	63.9
G	70.0	737,697	780,824	1,518,521	405,141	1,923,662	755,338	2,679,000	97.5	99.0
H	100.0	7,353,624	4,686,238	12,039,862	4,672,628	16,712,490	-	16,712,490	100.0	100.0
Subtotal		9,131,262	7,008,533	16,139,795	6,805,090	22,944,885	4,523,520	27,468,405	71.5	70.7
Total in 2016		9,172,363	7,127,352	16,299,715	9,079,746	25,379,461	6,410,494	31,789,955	9.3
%		28.8	22.4	51.2	28.6	79.8	20.2	100.0
Total in 2015		6,539,170	6,089,751	12,628,921	7,094,631	19,723,552	4,003,215	23,726,767		6.7
%		27.5	25.7	53.2	29.9	83.1	16.9	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On June 30, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$1,856,267 thousand (R$511,396 thousand in 2015) (Note 19b).

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Notes to the Consolidated Financial Statements

g)    Changes in allowance for loan losses

	Accrued on June 30 - R$ thousand
	2016	2015
Opening balance	29,416,600	23,068,867
- Specific provision (1)	14,196,821	11,931,414
- Generic provision (2)	8,811,051	7,131,452
- Excess provision (3) (4)	6,408,728	4,006,001
Additions (Note 9h-1)	11,661,567	8,014,705
Net write-offs/other	(9,288,212)	(7,356,805)
Closing balance	31,789,955	23,726,767
- Specific provision (1)	16,299,715	12,628,921
- Generic provision (2)	9,079,746	7,094,631
- Excess provision (3) (4)	6,410,494	4,003,215

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 9f; and

(4)  On June 30, 2016, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$1,856,267 thousand (R$511,396 thousand in 2015) (Note 19b).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on June 30 - R$ thousand
	2016	2015
Amount recorded (1)	11,661,567	8,014,705
Amount recovered (2)	(2,328,863)	(1,891,007)
Allowance for Loan Losses expense net of amounts recovered	9,332,704	6,123,698

(1)  In the first semester of 2016, includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$1,162,084 thousand (R$89,800 thousand in 2015); and

(2)  Classified in income from loans (Note 9j).

i)       Changes in the renegotiated portfolio

	Accrued on June 30 - R$ thousand
	2016	2015
Opening balance	12,728,723	10,775,621
Amount renegotiated	7,189,551	6,250,184
Amount received	(3,513,892)	(3,414,646)
Write-offs	(2,535,123)	(2,047,465)
Closing balance	13,869,259	11,563,694
Allowance for loan losses	9,084,751	7,137,054
Percentage on renegotiated portfolio	65.5%	61.7%

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Notes to the Consolidated Financial Statements

j)      Income from loans and leasing

	Accrued on June 30 - R$ thousand
	2016	2015
Discounted trade receivables and loans	23,663,897	21,882,730
Financing	7,577,322	7,210,050
Agricultural and agribusiness loans	913,669	726,173
Subtotal	32,154,888	29,818,953
Recovery of credits charged-off as losses	2,328,863	1,891,007
Subtotal	34,483,751	31,709,960
Leasing, net of expenses	160,744	268,904
Total	34,644,495	31,978,864

10)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On June 30 - R$ thousand
	2016	2015
Assets – other receivables
Exchange purchases pending settlement	8,658,659	12,307,567
Exchange sale receivables	25,208,159	4,316,796
(-) Advances in domestic currency received	(392,366)	(452,988)
Income receivable on advances granted	101,165	74,134
Total	33,575,617	16,245,509
Liabilities – other liabilities
Exchange sales pending settlement	24,411,712	4,361,675
Exchange purchase payables	9,422,529	11,611,070
(-) Advances on foreign exchange contracts	(8,419,267)	(7,835,451)
Other	10,850	4,737
Total	25,425,824	8,142,031
Net foreign exchange portfolio	8,149,793	8,103,478
Off-balance-sheet accounts:
- Loans available for import	66,249	276,225
- Confirmed exports loans	91,001	70,619

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on June 30 - R$ thousand
	2016	2015
Foreign exchange income	(3,832,063)	1,252,100
Adjustments:
- Income on foreign currency financing (1)	66,736	139,402
- Income on export financing (1)	989,057	685,895
- Income on foreign investments (2)	1,772	26,940
- Expenses of liabilities with foreign bankers (3) (Note 16c)	66,308	(769,822)
- Funding expenses (4)	(806,526)	(424,604)
- Other (5)	4,270,806	(408,682)
Total adjustments	4,588,153	(750,871)
Adjusted foreign exchange income	756,090	501,229

(1)   Recognized in “Income from loans”;

(2)   Recognized in “Income from operations with securities”;

(3)   Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;

(4)   Refers to funding expenses of investments in foreign exchange; and

(5)   Primarilly includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On June 30 - R$ thousand
	2016	2015
Deferred tax assets (Note 33c)	46,694,004	36,668,175
Credit card operations	20,996,544	19,300,117
Debtors for escrow deposits	13,047,277	11,629,462
Prepaid taxes	5,864,726	5,155,285
Trade and credit receivables (1)	4,882,144	3,284,289
Other debtors	2,422,838	2,977,834
Payments to be reimbursed	778,728	653,936
Receivables from sale of assets	92,359	92,741
Other	501,793	437,586
Total	95,280,413	80,199,425

(1)   Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

11)    OTHER ASSETS

a)     Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2016	2015
Real estate	1,398,188	(232,118)	1,166,070	821,984
Vehicles and similar	670,065	(353,433)	316,632	277,021
Goods subject to special conditions	327,352	(327,352)	-	-
Inventories/warehouse	53,853	-	53,853	51,642
Machinery and equipment	27,692	(18,025)	9,667	4,501
Other	26,383	(19,133)	7,250	5,784
Total in 2016	2,503,533	(950,061)	1,553,472
Total in 2015	1,880,863	(719,931)		1,160,932

b)    Prepaid expenses

	On June 30 - R$ thousand
	2016	2015
Deferred insurance acquisition costs (1)	2,008,798	1,980,613
Commission on the placement of loans and financing (2)	536,610	1,055,567
Advertising and marketing expenses (3)	139,898	104,403
Other (4)	1,109,679	439,396
Total	3,794,985	3,579,979

(1)    Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)    Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)    Prepaid expenses of future advertising and marketing campaigns on media; and

(4)    It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

12)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On June 30 - R$ thousand
	2016	2015
- Cielo S.A.	3,538,118	2,818,687
- Elo Participações S.A. (1)	882,820	707,055
- IRB-Brasil Resseguros S.A.	602,231	573,074
- Fleury S.A.	520,714	176,705
- Fidelity Processadora e Serviços S.A. (2)	-	287,751
- Aquarius Participações S.A. (2)	278,093	-
- Haitong Banco de Investimento do Brasil S.A.	131,128	131,012
- Integritas Participações S.A. (3)	-	493,642
- Others	308,110	310,404
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	6,261,214	5,498,330
- Tax incentives	234,717	234,717
- Other investments	153,849	173,740
Provision for:
- Tax incentives	(207,933)	(207,733)
- Other investments	(40,383)	(61,795)
Total investments	6,401,464	5,637,259

(1)    A jointly-owned, parent company of Cia. Brasileira de Soluções e Serviços - Alelo, which acquired, through its subsidiaries, 100% of Banco CBSS S.A., whereby the only portion corresponding to the divestiture of third party shares is recognized as the income for the period.

(2)    In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.; and

(3)    Company incorporated by Bradseg Participações S.A. in October 2015.

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Notes to the Consolidated Financial Statements

b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond in the first semester of 2016 to R$785,133 thousand (R$664,053 thousand in the first semester of 2015).

Companies	Accrued on June 30 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			ON	PN			2016	2015
- Elo Participações S.A. (2)	800,227	1,765,287	372	-	50.01%	223,473	111,759	118,851
- IRB-Brasil Resseguros S.A. (3)	1,453,080	2,936,280	63,727	-	20.51%	257,977	52,911	17,909
- Aquarius Participações S.A. (4)	647,671	567,537	317,351	-	49.00%	47,565	23,307	-
- Haitong Banco de Investimento do Brasil S.A.	420,000	655,640	12,734	12,734	20.00%	17,725	3,545	(6,957)
- Fidelity Processadora e Serviços S.A. (4)	-	-	-	-	-	-	-	29,216
- Integritas Participações S.A. (3) (5)	-	-	-	-	-	-	-	1,156
- Others (6)	-	-	-	-	-	-	593,611	503,878
Equity in the earnings (losses) of unconsolidated and jointly controlled companies							785,133	664,053

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2)  Investment in jointly controlled companies;

(3)  Based on financial information from the previous month;

(4)  In January 2016, Aquarius Participações S.A. was capitalized by with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(5)  Company incorporated by Bradseg Participações S.A. in October 2015; and

(6)  Includes, primarily, the adjustments resulting from the assessment by the equity equivalence method in public company (Cielo S.A. and Fleury S.A.).

13)    PREMISES AND EQUIPMENT

	On June 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2016	2015
Property and equipment:
- Buildings	4%	1,464,942	(528,308)	936,634	568,508
- Land	-	448,918	-	448,918	448,019
Facilities, furniture and premises and equipment	10%	4,307,689	(2,198,971)	2,108,718	1,845,316
Security and communication systems	10%	275,874	(180,990)	94,884	81,991
Data processing systems	20 to 40%	5,676,026	(3,986,422)	1,689,604	1,284,969
Transportation systems	20%	102,777	(39,423)	63,354	46,429
Fixed Assets in course	-	103,903	-	103,903	385,201
Total in 2016		12,380,129	(6,934,114)	5,446,015
Total in 2015		11,280,063	(6,619,630)		4,660,433

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Notes to the Consolidated Financial Statements

The fixed assets to net worth ratio is 33.8% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$2,603,643 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,574,161 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and of jointly controlled companies (Cielo/Fleury), which will be amortized as realized; and (ii) R$1,029,482 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in Fixed Assets – Intangible Assets.

In the first semester of 2016, goodwill was amortized totaling R$64,982 thousand (R$65,502 thousand in the first semester of 2015) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2016	2015
Acquisition of financial services rights	Contract (4)	4,558,575	(2,616,099)	1,942,476	1,673,240
Software (2)	20%	9,648,730	(5,875,828)	3,772,902	3,779,134
Future profitability/ client portfolio (3)	Up to 20%	1,851,610	(822,128)	1,029,482	1,152,672
Other	Contract	694,352	(631,616)	62,736	334,948
Total in 2016		16,753,267	(9,945,671)	6,807,596
Total in 2015		15,747,600	(8,807,606)		6,939,994

(1)   Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)   Software acquired and/or developed by specialized companies;

(3)   Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$676,193 thousand, Odontoprev - R$148,437 thousand, Bradescard Mexico - R$18,857 thousand, Europ Assistance Serviços de Assistência Personalizados - R$8,188 thousand and Banco Bradesco BBI S.A. - R$137,200 thousand; and

(4)   Based on the pay-back of each agreement.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	Accrued on June 30 - R$ thousand
	Acquisition of financial services rights	Software	Future profitability/ customer portfolio	Others	2016	2015
Initial balance	2,260,033	3,639,824	1,095,877	76,788	7,072,522	7,272,161
Additions (reductions)	145,486	563,791	(1,413)	81,100	788,964	759,772
Amortization for the period	(463,043)	(430,713)	(64,982)	(95,152)	(1,053,890)	(1,091,939)
Closing balance	1,942,476	3,772,902	1,029,482	62,736	6,807,596	6,939,994

15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
● Demand deposits (1)	23,222,153	-	-	-	23,222,153	26,125,828
● Savings deposits (1)	87,209,226	-	-	-	87,209,226	91,008,482
● Interbank deposits	272,200	238,761	214	-	511,175	730,992
● Time deposits (2)	6,662,719	11,565,075	7,762,788	42,525,409	68,515,991	78,081,910
Total in 2016	117,366,298	11,803,836	7,763,002	42,525,409	179,458,545
%	65.4	6.6	4.3	23.7	100.0
Total in 2015	132,396,283	15,299,083	8,307,597	39,944,249		195,947,212
%	67.6	7.8	4.2	20.4		100.0

(1)   Classified as 1 to 30 days, not considering average historical turnover; and

(2)   Considers the actual maturities of investments.

(3)

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Notes to the Consolidated Financial Statements

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Own portfolio	32,019,051	36,238,368	10,063,974	40,425,634	118,747,027	96,768,250
● Government securities	23,484,873	219,324	21,173	5,148	23,730,518	23,772,409
● Debentures of own issuance	2,251,008	33,392,737	10,042,801	39,218,798	84,905,344	66,462,209
● Foreign	6,283,170	2,626,307	-	1,201,688	10,111,165	6,533,632
Third-party portfolio (1)	102,855,740	-	-	-	102,855,740	120,386,765
Unrestricted portfolio (1)	4,500,908	149,265	-	-	4,650,173	2,063,819
Total in 2016	139,375,699	36,387,633	10,063,974	40,425,634	226,252,940
%	61.6	16.1	4.4	17.9	100.0
Total in 2015	151,497,415	34,781,291	18,981,917	13,958,211		219,218,834
%	69.0	15.9	8.7	6.4		100.0

(1)    Represented by government securities.

c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities – Brazil:
- Mortgage bonds	-	-	-	-	-	198,635
- Letters of credit for real estate	1,609,698	5,516,291	10,464,786	6,172,101	23,762,876	17,424,427
- Letters of credit for agribusiness	1,932,168	3,805,700	993,899	1,508,986	8,240,753	8,652,897
- Financial bills	425,246	18,797,064	22,367,184	32,489,700	74,079,194	60,608,354
Subtotal	3,967,112	28,119,055	33,825,869	40,170,787	106,082,823	86,884,313
Securities – Overseas:
- MTN Program Issues (1)	67,163	80,078	2,513,781	178,177	2,839,199	5,666,606
- Securitization of future flow of money orders received from overseas	11,039	479,298	466,627	2,533,653	3,490,617	2,445,378
- Issuance costs	-	-	-	(32,298)	(32,298)	(13,315)
Subtotal	78,202	559,376	2,980,408	2,679,532	6,297,518	8,098,669
Structured operations certificates	52,856	153,129	149,764	81,043	436,792	403,921
Total in 2016	4,098,170	28,831,560	36,956,041	42,931,362	112,817,133
%	3.6	25.6	32.7	38.1	100.0
Total in 2015	5,068,354	16,727,462	22,838,930	50,752,157		95,386,903
%	5.3	17.5	23.9	53.3		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long term.

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Notes to the Consolidated Financial Statements

d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on June 30 - R$ thousand
	2016	2015
Savings deposits	3,210,335	3,063,380
Time deposits	3,176,017	4,632,859
Securities sold under agreements to repurchase	12,753,792	11,292,112
Funds from of securities issued	9,748,027	5,455,950
Other funding expenses	210,013	230,665
Subtotal	29,098,184	24,674,966
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	10,542,746	7,590,050
Total	39,640,930	32,265,016

16)    BORROWING AND ON-LENDING

a)  Borrowing

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil – Other Institutions	8,545	-	-	11,340	19,885	20,766
Overseas	3,152,077	9,928,538	6,016,599	4,663,817	23,761,031	22,116,410
Total in 2016	3,160,622	9,928,538	6,016,599	4,675,157	23,780,916
%	13.3	41.7	25.3	19.7	100.0
Total in 2015	2,889,227	9,588,641	6,111,422	3,547,886		22,137,176
%	13.1	43.3	27.6	16.0		100.0

b)  On-lending

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	992,099	4,545,385	4,567,300	23,646,199	33,750,983	39,228,194
- National Treasury	-	44,438	-	-	44,438	30,931
- BNDES	259,570	1,270,400	1,154,078	8,496,979	11,181,027	11,498,972
- FINAME	731,762	3,229,604	3,411,923	15,149,220	22,522,509	27,682,447
- Other institutions	767	943	1,299	-	3,009	15,844
Overseas	-	1,250	-	-	1,250	3,738
Total in 2016	992,099	4,546,635	4,567,300	23,646,199	33,752,233
%	2.9	13.5	13.5	70.1	100.0
Total in 2015	1,452,536	5,430,031	6,276,351	26,073,014		39,231,932
%	3.7	13.8	16.0	66.5		100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	Accrued on June 30 - R$ thousand
	2016	2015
Borrowing:
- In Brazil	162,998	11,537
- Overseas	165,350	95,724
Subtotal borrowing	328,348	107,261
On-lending in Brazil:
- National Treasury	2,865	1,927
- BNDES	445,977	373,773
- FINAME	273,252	391,935
- Other institutions	34	779
On-lending overseas:
- Payables to foreign bankers (Note 10a)	(66,308)	769,822
- Other expenses with foreign on-lending	(12,470,174)	8,707,167
- Exchange variation from assets and liabilities overseas	6,162,872	(4,666,808)
Subtotal on-lending	(5,651,482)	5,578,595
Total	(5,323,134)	5,685,856

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under
Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,217,502 thousand (R$2,012,866 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          INSS Autonomous Brokers – R$1,905,312 thousand (R$1,653,683 thousand in 2015): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99. During the semester, there was a favorable evolution of the subsidiary Bradesco Saúde S/A process with STJ and STF, which after formalizing and addressing a few actions, culminated with the release of judicial deposits, in the amount of R$1,081,528 thousand, at the end of July 2016;

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Notes to the Consolidated Financial Statements

-          IRPJ/CSLL on losses of credits – R$1,754,262 thousand (R$2,108,335 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-          PIS – EC 17/97 - R$237,874 thousand (R$229,245 thousand in 2015): The Bradesco Organization, for the period from July 1997 to February 1998, is requesting to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-          PIS – R$332,776 thousand (R$318,994 thousand in 2015): The Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income; and

-          Pension Contributions – R$1,124,593 thousand (R$1,036,392 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to a isolated fine for not withholding IRRF on the financial contributions.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

            IV -   Provisions by nature

	On June 30 - R$ thousand
	2016	2015
Labor claims	3,108,037	2,700,889
Civil claims	4,253,870	4,091,505
Subtotal (1)	7,361,907	6,792,394
Provision for tax risks (2)	8,943,522	8,078,131
Total	16,305,429	14,870,525

(1)    Note 19b; and

(2)    Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	2016
	Labor	Civil	Tax (1)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Adjustment for inflation	206,232	187,300	344,533
Provisions, net of reversals and write-offs	337,094	518,695	524,947
Payments	(483,731)	(655,075)	(38,883)
Balance on June 30, 2016	3,108,037	4,253,870	8,943,522

(1)    Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,993,543 thousand (R$1,872,384 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006 to 2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$5,359,668 thousand (R$4,772,072 thousand in 2015); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,078,527 thousand (R$1,046,158 thousand in 2015); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$949,232 thousand (R$1,287,426 thousand in 2015); and e) IRPJ and CSLL deficiency note, amounting to R$440,293 thousand (R$400,696 thousand in 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

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Notes to the Consolidated Financial Statements

18)    SUBORDINATED DEBT

	On June 30 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	2,100,767
2016 (4)	6	-	-	1,046
2019	10	20,000	53,130	45,152
Financial bills:
2016 (4)	6	100,879	207,698	180,560
2017	6	8,630,999	10,780,359	10,168,842
2018	6	8,262,799	9,660,366	9,219,976
2019	6	21,858	31,837	28,027
2017	7	40,100	90,400	78,327
2018	7	141,050	278,304	235,261
2019	7	3,172,835	3,402,969	3,331,045
2020	7	1,700	2,511	2,207
2022 (2)	7	4,305,011	4,708,635	-
2023 (5)	7	1,280,502	1,335,741	-
2018	8	50,000	106,835	88,886
2019	8	12,735	23,783	20,773
2020	8	28,556	46,740	40,625
2021	8	1,236	1,825	1,609
2023 (2)	8	1,706,846	1,869,274	-
2024 (5)	8	10,741	11,282	-
2021	9	7,000	10,979	9,484
2024 (2)	9	4,924	5,390	-
2025 (5)	9	22,356	23,768	-
2021	10	19,200	35,392	30,477
2022	10	54,143	86,964	76,026
2023	10	688,064	978,979	871,969
2025 (2)	10	284,137	319,350	-
2026 (5)	10	150,896	157,936	-
2026 (2)	11	3,400	3,739	-
Perpetual (2)	-	5,000,000	5,441,835	-
CDB pegged to loans:
2016 (4)	1	-	-	2,170
Subtotal in Brazil			39,676,021	26,533,229
Overseas:
2019	10	1,333,575	2,448,877	2,366,654
2021	11	2,766,650	5,258,519	5,082,457
2022	11	1,886,720	3,588,849	3,467,347
Issuance costs on funding			(19,962)	(24,119)
Subtotal overseas			11,276,283	10,892,339
Total (3)			50,952,304	37,425,568

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Notes to the Consolidated Financial Statements

(1) Subordinated debt transactions that matured in 2015;

(2) New issues of financial letters in October, November and December 2015, referring to subordinate debts were recorded under the heading "Eligible Debt Capital Instruments";

(3) It includes the amount of R$13,876,948 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”;

(4) Maturity of operations of subordinate debts in January 2016; and

(5) New issues of financial letters between January and June 2016, referring to subordinate debts were recorded under the heading " Eligible Debt Capital Instruments".

19)    OTHER LIABILITIES

a)   Tax and social security

	On June 30 - R$ thousand
	2016	2015
Provision for tax risk (Note 17b IV)	8,943,522	8,078,131
Provision for deferred income tax (Note 33f)	3,723,705	3,301,579
Taxes and contributions on profit payable	5,723,832	1,847,814
Taxes and contributions payable	1,429,376	1,133,339
Total	19,820,435	14,360,863

b)   Sundry

	On June 30 - R$ thousand
	2016	2015
Credit card operations	18,670,657	16,774,533
Loan assignment obligations	8,063,811	7,206,040
Civil and labor provisions (Note 17b IV)	7,361,907	6,792,394
Sundry creditors (1)	5,386,850	4,940,287
Provision for payments	5,562,274	5,813,687
Liabilities for acquisition of assets and rights	722,423	964,139
Obligations by quotas of investment funds	258,033	35,723
Other (2)	3,959,507	2,620,257
Total	49,985,462	45,147,060

(1)    Includes provision for contingent liabilities, originating from obligations for transfer of credits, totaling R$200,442 thousand (Note 28); and

(2)    Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, totaling R$1,856,267 thousand (R$511,396 thousand in 2015) (Notes 9g and 28).

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Notes to the Consolidated Financial Statements

20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On June 30 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Current and long-term liabilities
Mathematical reserve for unvested benefits	878,376	847,622	155,075,008	130,731,288	-	-	155,953,384	131,578,910
Mathematical reserve for vested benefits	189,020	177,605	8,227,237	7,357,236	-	-	8,416,257	7,534,841
Mathematical reserve for capitalization bonds	-	-	-	-	5,852,531	6,137,315	5,852,531	6,137,315
Reserve for claims incurred but not reported (IBNR)	2,674,337	1,855,451	1,084,735	950,419	-	-	3,759,072	2,805,870
Unearned premium reserve	4,219,738	4,099,224	344,674	293,686	-	-	4,564,412	4,392,910
Complementary reserve for coverage	-	-	1,076,295	1,655,162	-	-	1,076,295	1,655,162
Reserve for unsettled claims	4,707,780	4,442,343	1,505,837	1,233,531	-	-	6,213,617	5,675,874
Reserve for financial surplus	-	-	553,872	470,506	-	-	553,872	470,506
Reserve for draws and redemptions	-	-	-	-	782,097	735,935	782,097	735,935
Other reserves	1,370,011	1,838,389	2,016,848	1,645,580	90,701	94,807	3,477,560	3,578,776
Total reserves	14,039,262	13,260,634	169,884,506	144,337,408	6,725,329	6,968,057	190,649,097	164,566,099

148             Economic and Financial Analysis Report – June 2016

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Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On June 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Total technical provisions	14,039,262	13,260,634	169,884,506	144,337,408	6,725,329	6,968,057	190,649,097	164,566,099
(-) Commercialization surcharge – extended warranty	(248,582)	(279,218)	-	-	-	-	(248,582)	(279,218)
(-) Portion corresponding to contracted reinsurance	(1,014,413)	(900,638)	(30,718)	(16,000)	-	-	(1,045,131)	(916,638)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	-	-	-	-	(2,318)	(2,318)
(-) Receivables	(1,001,511)	(972,699)	-	-	-	-	(1,001,511)	(972,699)
(-) Unearned premium reserve – Health Insurance (3)	(1,123,484)	(1,010,850)	-	-	-	-	(1,123,484)	(1,010,850)
(-) Reserves from DPVAT agreements	(434,638)	(320,124)	-	-	-	-	(434,638)	(320,124)
To be insured	10,214,316	9,774,787	169,853,788	144,321,408	6,725,329	6,968,057	186,793,433	161,064,252

Investment fund quotas (VGBL and PGBL)	-	-	139,297,893	116,900,064	-	-	139,297,893	116,900,064
Investment fund quotas (excluding VGBL and PGBL)	6,082,909	6,378,447	20,876,807	19,172,652	1,110,277	1,006,349	28,069,993	26,557,448
Government securities	5,942,595	5,535,648	16,031,406	12,947,664	6,160,800	6,061,067	28,134,801	24,544,379
Private securities	111,975	106,606	166,215	170,150	44,193	43,410	322,383	320,166
Shares	2,233	2,262	1,523,747	1,402,835	-	276,205	1,525,980	1,681,302
Total technical provision guarantees	12,139,712	12,022,963	177,896,068	150,593,365	7,315,270	7,387,031	197,351,050	170,003,359

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and

(3)  Deduction set forth in Article 4 of ANS Normative Resolution No. 314/12.

Bradesco     149

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on June 30 - R$ thousand
	2016	2015
Written premiums	16,701,976	14,836,520
Pension plan contributions (including VGBL)	13,122,184	13,001,966
Capitalization bond income	2,768,014	2,660,878
Granted coinsurance premiums	(33,056)	(43,883)
Refunded premiums	(120,146)	(98,864)
Net written premiums	32,438,972	30,356,617
Reinsurance premiums	(147,914)	(133,205)
Insurance, pension plan and capitalization bond retained premiums	32,291,058	30,223,412

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand
	2016	2015
Banco Bradesco BBI S.A.	15,170	13,625
Other (1)	399,178	371,306
Total	414,348	384,931

(1)    Primarily relates to the non-controlling interest in the subsidiary Odontoprev.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30
	2016 (1)	2015
Common shares	2,776,801,011	2,524,364,555
Preferred shares	2,776,800,721	2,524,364,292
Subtotal	5,553,601,732	5,048,728,847
Treasury (common shares)	(4,575,045)	(3,669,932)
Treasury (preferred shares)	(17,141,588)	(13,175,162)
Total outstanding shares	5,531,885,099	5,031,883,753

(1)   Includes effect of bonus of shares of 10%.

b)   Transactions of share capital involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2015	2,520,694,623	2,508,781,030	5,029,475,653
Increase of capital stock with issuing of shares – bonus of 10% (1)	252,436,456	252,436,429	504,872,885
Increase of shares in treasury – bonus of 10%	(415,913)	(1,558,326)	(1,974,239)
Shares acquired and not canceled	(489,200)	-	(489,200)
Number of outstanding shares as at June 30, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1)   Benefited the shareholders registered in the records of Bradesco on April 15, 2016.

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$43,100,000 thousand to R$51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

150             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 22, 2016, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2016, to the value of R$1,002,000 thousand, of which R$0.172525087 are per common share and R$0.189777596 per preferred share, whose payment was made on July 18, 2016.

Interest on shareholders’ equity for the first semester of 2016, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,255,309
(-) Legal reserve	412,765
Adjusted calculation basis	7,842,544
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,906,355
Withholding income tax on interest on shareholders’ equity	(435,953)
Interest on own capital (net) accumulated in the first semester of 2016	2,470,402	31.50
Interest on own capital (net)/dividends accumulated in the first semester of 2015	2,608,678	31.50

(1)  Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.108211	0.119031	522,175	(78,326)	443,849
Supplementary interest paid on own capital	0.278866	0.306753	1,473,917	(221,088)	1,252,829
Interim dividends paid	0.172629	0.189892	912,000	-	912,000
Total accrued on June 30, 2015	0.559706	0.615676	2,908,092	(299,414)	2,608,678

Monthly interest on shareholders’ equity paid	0.103499	0.113849	564,681	(84,702)	479,979
Intermediary interest on shareholders’ equity paid (2)	0.172525	0.189778	1,002,000	(150,300)	851,700
Supplementary interest on shareholders’ equity provisioned	0.230666	0.253733	1,339,674	(200,951)	1,138,723
Total accrued on June 30, 2016	0.506690	0.557360	2,906,355	(435,953)	2,470,402

(2)  Paid on July 18, 2016.

Bradesco     151

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Treasury shares

A total of 4,575,045 common shares and 17,141,588 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until June 30, 2016, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$27.01 per common share and R$25.18 per preferred share on June 30, 2016.

23)    FEE AND COMMISSION INCOME

	Accrued on June 30 - R$ thousand
	2016	2015
Credit card income	2,913,766	2,836,576
Checking account	2,769,843	2,273,530
Loans	1,365,765	1,332,911
Collections	811,165	777,550
Consortium management	568,079	498,144
Asset management	460,170	457,928
Underwriting/ Financial Advisory Services	366,689	298,598
Custody and brokerage services	280,665	257,947
Payments	186,779	196,177
Other	247,069	260,502
Total	9,969,990	9,189,863

24)    PAYROLL AND RELATED BENEFITS

	Accrued on June 30 - R$ thousand
	2016	2015
Salaries	3,356,492	3,092,086
Benefits	1,569,914	1,437,944
Social security charges	1,246,575	1,176,164
Employee profit sharing	707,813	652,277
Provision for labor claims	364,018	346,227
Training	46,889	54,120
Total	7,291,701	6,758,818

152             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

25)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on June 30 - R$ thousand
	2016	2015
Outsourced services	2,167,007	2,017,990
Depreciation and amortization	1,088,705	1,017,092
Communication	749,550	694,460
Data processing	683,054	555,105
Financial system services	459,305	408,584
Asset maintenance	448,809	455,132
Advertising and marketing	438,087	295,468
Rental	437,452	431,258
Security and surveillance	331,807	298,485
Transport	329,110	307,160
Water, electricity and gas	193,140	162,201
Supplies	143,031	155,660
Travel	60,891	67,720
Other	459,270	394,838
Total	7,989,218	7,261,153

26)    TAX EXPENSES

	Accrued on June 30 - R$ thousand
	2016	2015
Contribution for Social Security Financing (COFINS)	2,415,572	1,609,936
Social Integration Program (PIS) contribution	398,595	266,782
Tax on Services (ISSQN)	297,876	267,426
Municipal Real Estate Tax (IPTU) expenses	58,983	49,532
Other	177,819	142,087
Total	3,348,845	2,335,763

27)    OTHER OPERATING INCOME

	Accrued on June 30 - R$ thousand
	2016	2015
Other interest income	1,140,235	1,103,647
Reversal of other operating provisions	490,966	397,113
Revenues from recovery of charges and expenses	98,680	87,751
Gains on sale of goods	2,141	1,489
Other (1)	1,168,572	933,363
Total	2,900,594	2,523,363

(1)     In the first semester of 2016, it includes, the reversal of the provision for tax contingency, in the amount of R$180,804 thousand (Note 17b (v)).

Bradesco     153

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

28)    OTHER OPERATING EXPENSES

	Accrued on June 30 - R$ thousand
	2016	2015
Other finance costs	2,448,101	1,919,768
Sundry losses	849,583	903,880
Discount granted	676,810	705,205
Commissions on loans and financing	545,583	762,514
Intangible assets amortization	463,043	437,276
Goodwill amortization (Note 14a)	64,982	65,502
Other (1)	4,148,483	2,798,851
Total	9,196,585	7,592,996

(1)   In the first semester of 2016, it includes: (i) provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision (Note 9h); (ii) provision for contingent liabilities, originating from obligations for transfer of credits – FCVS (Note 19b); and (iii) provision for tax contingency, in the amount of R$665,031 thousand (R$570,835 thousand in 2015) (Note 17b (v)).

29)    NON-OPERATING INCOME (LOSS)

	Accrued on June 30 - R$ thousand
	2016	2015
Gain/loss on sale and write-off of assets and investments (1)	(3,026)	(119,066)
Recording/reversal of non-operating provisions	(93,643)	(38,475)
Other	80,209	34,088
Total	(16,460)	(123,453)

(1)  In the first semester of 2016, it includes primarily the result in divestiture of the shares of Banco CBSS S.A., in the amount of R$162,665 thousand.

154             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

30)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

							On June 30 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Interbank investments	-	-	433,594	221,750	-	-	433,594	221,750
Receivable from associated companies	-	-	-	1,528	-	-	-	1,528
Other assets	-	-	3,707	8,418	-	-	3,707	8,418

Liabilities
Demand deposits/Savings accounts	41	20	10,977	2,380	14,100	16,220	25,118	18,620
Time deposits	92,725	91,883	70,832	41,212	67,136	61,784	230,693	194,879
Securities sold under repurchase agreements	1,523,845	142,656	1,033,361	117,702	18,449	43,008	2,575,655	303,366
Securities issued	5,639,266	592,765	-	-	714,699	586,171	6,353,965	1,178,936
Derivative financial instruments	15,186	-	-	-	-	-	15,186	-
Interest on own capital and dividends payable	878,212	763,187	-	-	-	-	878,212	763,187
Other liabilities	-	-	3,385	19,048	-	-	3,385	19,048

	Accrued on June 30 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenue from financial intermediation	-	-	26,396	12,387	-	-	26,396	12,387
Financial intermediation expenses	(529,010)	(23,049)	(61,749)	(15,071)	(53,469)	(43,510)	(644,228)	(81,630)
Income from services provided	-	-	163,587	157,377	-	-	163,587	157,377
Expenses in operations with derivatives	(15,186)	-	-	-	-	-	(15,186)	-
Other expenses net of other operating revenues	(1,195)	(1,080)	(114,639)	(122,824)	-	-	115,834	(123,904)

(1)   Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2)   Companies listed in Note 2; and

(3)   Members of the Board of Directors and Executive Board.

Bradesco     155

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•     The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2016, the maximum amount of R$441,700 thousand was set for Management compensation and R$248,900 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on June 30 - R$ thousand
	2016	2015
Salaries	218,932	156,530
INSS contributions	49,082	35,143
Total	268,014	191,673

Post-employment benefits

	Accrued on June 30 - R$ thousand
	2016	2015
Defined contribution supplementary pension plans	126,044	160,110
Total	126,044	160,110

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30 - R$ thousand
	2016	2015
● Common shares	0.60%	0.72%
● Preferred shares	1.08%	1.05%
● Total shares (1)	0.85%	0.89%

(1)    On June 30, 2016, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.92% of common shares, 1.12% of preferred shares and 2.02% of all shares.

156             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On June 30 - R$ thousand
	2016			2015
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,023,159,807	933,622,538	89,537,269	76,638,576
Funds available	32,363,576	7,468,362	24,895,214	3,715,725
Interbank investments	138,705,018	134,693,501	4,011,517	1,126,283
Securities and derivative financial instruments	380,349,297	364,064,467	16,284,830	15,892,753
Interbank and interdepartmental accounts	50,021,372	50,021,372	-	-
Loan and leasing	279,761,248	245,957,965	33,803,283	42,137,876
Other receivables and assets	141,959,296	131,416,871	10,542,425	13,765,939
Permanent assets	18,655,075	18,612,497	42,578	47,772
Investments	6,401,464	6,398,460	3,004	1,333
Premises and equipment and leased assets	5,446,015	5,425,463	20,552	19,267
Intangible assets	6,807,596	6,788,574	19,022	27,172
Total	1,041,814,882	952,235,035	89,579,847	76,686,348

Liabilities
Current and long-term liabilities	944,539,678	849,027,708	95,511,970	85,910,261
Deposits	179,458,545	164,103,802	15,354,743	28,055,505
Securities sold under agreements to repurchase	226,252,940	216,141,775	10,111,165	6,533,632
Funds from issuance of securities	112,817,133	106,519,614	6,297,519	9,650,737
Interbank and interdepartmental accounts	4,838,148	2,214,265	2,623,883	2,259,647
Borrowing and on-lending	57,533,149	33,379,711	24,153,438	22,505,552
Derivative financial instruments	18,181,328	17,680,182	501,146	1,038,370
Technical provision for insurance, pension plans and capitalization bonds	190,649,097	190,648,380	717	1,003
Other liabilities:
- Subordinated debts	50,952,304	39,676,021	11,276,283	10,892,339
- Other	103,857,034	78,663,958	25,193,076	4,973,476
Deferred income	502,970	502,970	-	-
Non-controlling interests in subsidiaries	414,348	414,348	-	-
Shareholders’ equity	96,357,886	96,357,886	-	-
Total	1,041,814,882	946,302,912	95,511,970	85,910,261

Net position of assets and liabilities			(5,932,123)	(9,223,913)
Net position of derivatives (2)			(39,127,497)	(24,944,441)
Other net off-balance-sheet accounts (3)			(92,469)	(963,565)
Net exchange position (liability)			(45,152,089)	(35,131,919)

(1)    Amounts originally recorded and/or indexed mainly in USD;

(2)    Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)    Other commitments recorded in off-balance-sheet accounts.

Bradesco     157

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On June 30 - R$ thousand
	2016	2015
Fixed rates	29,835	18,826
IGPM/IPCA	794	5,028
Exchange coupon	628	515
Foreign currency	1,668	3,737
Variable income	21	73
Sovereign/Eurobonds and Treasuries	4,421	2,816
Other	399	1,027
Correlation/diversification effect	(3,930)	(12,365)
VaR (Value at Risk)	33,836	19,657

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.24 a scenario of R$3.27 was used, while for a 1-year fixed interest rate of 13.26%, a 13.27% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.24 a scenario of R$4.05 was used, while for a 1-year fixed interest rate of 13.26%, a 16.58% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.24 a scenario of R$4.86 was used, while for a 1-year fixed interest rate of 13.26%, a 19.90% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

158             Economic and Financial Analysis Report – June 2016

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On June 30 - R$ thousand
		Trading Portfolio (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(922)	(291,141)	(564,082)	(1,150)	(420,519)	(818,132)
Price indexes	Exposure subject to variations in price index coupon rates	(28)	(3,929)	(7,332)	(267)	(42,409)	(81,997)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(18)	(1,590)	(3,121)	(22)	(749)	(1,491)
Foreign currency	Exposure subject to exchange rate variations	(573)	(14,316)	(28,632)	(1,510)	(34,734)	(67,366)
Variable income	Exposure subject to variation in stock prices	(8)	(201)	(402)	(8)	(196)	(392)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(76)	(4,711)	(9,420)	(315)	(5,375)	(10,733)
Other	Exposure not classified in other definitions	-	(2)	(3)	(6)	(148)	(297)
Total excluding correlation of risk factors		(1,625)	(315,890)	(612,992)	(3,278)	(504,130)	(980,408)
Total including correlation of risk factors		(853)	(288,971)	(559,409)	(1,486)	(380,364)	(741,098)

(1) Amounts net of tax.

Bradesco     159

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Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On June 30 - R$ thousand
		Trading and Banking Portfolios (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(5,376)	(1,751,968)	(3,409,808)	(5,654)	(1,897,116)	(3,698,210)
Price indexes	Exposure subject to variations in price index coupon rates	(8,547)	(1,302,634)	(2,447,408)	(8,283)	(1,323,547)	(2,529,868)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(480)	(62,324)	(115,774)	(422)	(41,942)	(78,246)
Foreign currency	Exposure subject to exchange rate variations	(3,176)	(71,534)	(143,068)	(5,545)	(134,247)	(263,657)
Equities	Exposure subject to variation in stock prices	(16,383)	(409,569)	(819,137)	(16,051)	(401,276)	(802,552)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,396)	(31,551)	(62,107)	(748)	(34,875)	(68,372)
Other	Exposure not classified in other definitions	(6)	(149)	(298)	(423)	(10,581)	(21,162)
Total excluding correlation of risk factors		(35,364)	(3,629,729)	(6,997,600)	(37,126)	(3,843,584)	(7,462,067)
Total including correlation of risk factors		(22,920)	(3,018,921)	(5,812,415)	(22,374)	(3,141,404)	(6,093,603)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	563,380,388	80,573,473	53,407,636	325,798,310	-	1,023,159,807
Funds available	32,363,576	-	-	-	-	32,363,576
Interbank investments (1)	136,077,462	2,097,322	234,589	295,645	-	138,705,018
Securities and derivative financial instruments (1) (2)	255,023,433	5,934,488	7,863,943	111,527,433	-	380,349,297
Interbank and interdepartmental accounts	49,306,053	-	-	715,319	-	50,021,372
Loan and leasing	28,111,815	58,573,313	39,703,027	153,373,093	-	279,761,248
Other receivables and assets	62,498,049	13,968,350	5,606,077	59,886,820	-	141,959,296
Permanent assets	249,089	1,242,696	1,210,442	9,102,466	6,850,382	18,655,075
Investments	-	-	-	-	6,401,464	6,401,464
Premises and equipment	72,685	363,437	436,124	4,124,851	448,918	5,446,015
Intangible assets	176,404	879,259	774,318	4,977,615	-	6,807,596
Total in 2016	563,629,477	81,816,169	54,618,078	334,900,776	6,850,382	1,041,814,882
Total in 2015	491,577,428	88,703,491	65,530,934	295,787,357	6,085,278	947,684,488

Liabilities
Current and long-term liabilities	512,287,371	97,697,620	73,476,315	261,078,372	-	944,539,678
Deposits (3)	117,366,298	11,803,836	7,763,002	42,525,409	-	179,458,545
Securities sold under agreements to repurchase (1)	139,375,699	36,387,633	10,063,974	40,425,634	-	226,252,940
Funds from issuance of securities	4,098,170	28,831,560	36,956,041	42,931,362	-	112,817,133
Interbank and interdepartmental accounts	4,838,148	-	-	-	-	4,838,148
Borrowing and on-lending	4,152,721	14,475,173	10,583,899	28,321,356	-	57,533,149
Derivative financial instruments	17,284,372	518,993	220,790	157,173	-	18,181,328
Technical provisions for insurance, pension plans and capitalization bonds (3)	157,625,266	4,617,014	1,639,727	26,767,090	-	190,649,097
Other liabilities:
- Subordinated debts	225,590	207,698	3,964,671	46,554,345	-	50,952,304
- Other	67,321,107	855,713	2,284,211	33,396,003	-	103,857,034
Deferred income	502,970	-	-	-	-	502,970
Non-controlling interests in subsidiaries	-	-	-	-	414,348	414,348
Shareholders’ equity	-	-	-	-	96,357,886	96,357,886
Total in 2016	512,790,341	97,697,620	73,476,315	261,078,372	96,772,234	1,041,814,882
Total in 2015	487,379,499	88,203,352	67,151,805	217,593,335	87,356,497	947,684,488

Net assets in 2016 YTD	50,839,136	34,957,685	16,099,448	89,921,852
Net assets in 2015 YTD	4,197,929	4,698,068	3,077,197	81,271,219

(1)  Repurchase agreements are classified according to the maturity of the transactions;

(2)  Investments in investment funds are classified as 1 to 30 days; and

(3)  Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     161

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Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
	Prudential Conglomerate
	2016	2015
Tier I capital	79,376,929	77,501,950
Common equity	79,376,929	77,501,950
Shareholders’ equity	96,357,886	86,971,566
Minority / Other	17,954	-
Prudential adjustments (1)	(16,998,911)	(9,469,616)
Tier II capital	23,170,917	19,513,015
Subordinated debts (CMN Resolution No. 4,192/13)	8,374,696	-
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	14,796,221	19,513,015
Reference Equity (a)	102,547,846	97,014,965

- Credit risk	527,253,659	552,851,291
- Market risk	14,813,287	15,257,485
- Operational risk	38,501,528	39,117,366
Risk-weighted assets – RWA (b)	580,568,474	607,226,142

Basel ratio (a/b)	17.7%	16.0%
Tier I capital	13.7%	12.8%
- Principal capital	13.7%	12.8%
Tier II capital	4.0%	3.2%

(1)      As from January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)      Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

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Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On June 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2016		2016	2015	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f and 7)	380,349,297	381,141,175	(2,563,577)	749,162	791,878	2,022,726
- Adjustment of available-for-sale securities (Note 8bII)			(3,355,455)	(1,273,564)	-	-
- Adjustment of held-to-maturity securities (Note 7c item 8)			791,878	2,022,726	791,878	2,022,726
Loan and leasing (Notes 2, 3g and 9) (1)	341,262,201	335,478,116	(5,784,085)	(1,965,261)	(5,784,085)	(1,965,261)
Investments (Notes 3j and 12) (2)	6,401,464	33,353,208	26,951,744	24,254,467	26,951,744	24,254,467
Treasury shares (Note 22d)	440,514	555,197	-	-	114,683	107,165
Time deposits (Notes 3n and 15a)	68,515,991	68,039,310	476,681	429,185	476,681	429,185
Funds from issuance of securities (Note 15c)	112,817,133	113,089,174	(272,041)	(82,558)	(272,041)	(82,558)
Borrowing and on-lending (Notes 16a and 16b)	57,533,149	57,557,313	(24,164)	(16,775)	(24,164)	(16,775)
Subordinated debts (Note 18)	50,952,304	51,561,678	(609,374)	4,790	(609,374)	4,790
Unrealized gains excluding tax			18,175,184	23,373,010	21,645,322	24,753,739

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries, affiliates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco     163

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Notes to the Consolidated Financial Statements

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec - Cabec, exclusively for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, in course.

Expenses related to contributions made in the first semester of 2016, totaled R$274,898 thousand (R$299,661 thousand in 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$1,616,803 thousand in the first semester of 2016 (R$1,492,064 thousand in 2015).

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on June 30 - R$ thousand
	2016	2015
Income before income tax and social contribution	19,905,450	8,922,913
Total burden of income tax and social contribution at the current rates (1)	(8,957,453)	(3,569,165)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled companies	353,310	265,621
Net non-deductible expenses of nontaxable income	402,559	7,528
Interest on shareholders’ equity (paid and payable)	1,307,860	798,437
Other amounts (2)	(4,696,622)	2,351,363
Income tax and social contribution for the period	(11,590,346)	(146,216)

(1)  Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and companies treated as such, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2)  Primarily, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

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Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	Accrued on June 30 - R$ thousand
	2016	2015
Current taxes:
Income tax and social contribution payable	(9,792,412)	(4,518,607)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	526,065	4,750,388
Use of opening balances of:
Social contribution loss	(1,196,000)	(236,275)
Income tax loss	(1,543,756)	(287,759)
Constitution in the period on:
Social contribution loss	168,535	50,625
Income tax loss	247,222	95,412
Total deferred tax assets	(1,797,934)	4,372,391
Income tax and social contribution for the period	(11,590,346)	(146,216)

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2015	Amount recorded	Amount realized	Balance on 06.30.2016
Allowance for loan losses	24,012,539	4,520,012	3,650,710	24,881,841
Civil provisions	1,849,816	891,792	825,975	1,915,633
Tax provisions	2,582,217	526,099	51,556	3,056,760
Labor provisions	1,288,565	259,962	235,440	1,313,087
Provision for devaluation of securities and investments	442,287	8,416	18,661	432,042
Provision for devaluation of foreclosed assets	382,672	97,098	62,549	417,221
Adjustment to fair value of trading securities	6,648,651	38,645	1,973,471	4,713,825
Amortization of goodwill	240,052	6,659	3,658	243,053
Provision for interest on own capital (1)	-	602,853	-	602,853
Other	3,118,766	1,533,667	1,137,118	3,515,315
Total deductible taxes on temporary differences	40,565,565	8,485,203	7,959,138	41,091,630
Income tax and social contribution losses in Brazil and overseas	5,765,368	415,757	2,739,756	3,441,369
Subtotal (2) (3)	46,330,933	8,900,960	10,698,894	44,532,999
Adjustment to fair value of available-for-sale securities (3)	2,983,663	440,045	1,304,152	2,119,556
Social contribution - Provisional Measure No. 2,158-35/01	113,783	-	72,334	41,449
Total deferred tax assets (Note 10b)	49,428,379	9,341,005	12,075,380	46,694,004
Deferred tax liabilities (Note 33f)	2,840,341	1,237,779	354,415	3,723,705
Deferred tax assets, net of deferred tax liabilities	46,588,038	8,103,226	11,720,965	42,970,299
- Percentage of net deferred tax assets on capital (Note 31)	45.3%			41.9%
- Percentage of net deferred tax assets over total assets	4.6%			4.1%

(1)  The tax credit on the interest on own capital is recognized up to the allowed tax limit;

(2)  As a result of the criteria established by art. 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of inventory and constitution of new deferred tax assets; and

(3)  Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

Bradesco     165

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2016	5,563,915	3,748,096	439,314	507,129	33,763	10,292,217
2017	3,609,457	2,402,716	425,269	459,039	-	6,896,481
2018	3,683,655	2,505,966	205,402	240,347	-	6,635,370
2019	3,237,308	2,024,825	218,311	148,241	-	5,628,685
2020	4,002,836	2,302,703	96,120	63,174	7,686	6,472,519
After 2020	4,575,035	3,435,118	433,896	205,127	-	8,649,176
Total	24,672,206	16,419,424	1,818,312	1,623,057	41,449	44,574,448

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$41,249,924 thousand (R$32,663,821 thousand in 2015), of which R$37,997,974 thousand (R$28,753,685 thousand in 2015) relates to temporary differences, R$3,211,705 thousand (R$3,798,443 thousand in 2015) to tax losses and negative basis of social contribution and R$40,245 thousand (R$111,693 thousand in 2015) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Unrecognized deferred tax assets

On June 30, 2016, deferred tax assets of R$13,713 thousand (R$2,077 thousand in 2015) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On June 30 - R$ thousand
	2016	2015
Fair value adjustment to securities and derivative financial instruments	1,150,273	951,642
Difference in depreciation	523,657	685,794
Judicial deposit and others	2,049,775	1,664,143
Total	3,723,705	3,301,579

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

34)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on June 30, 2016, amounted to R$603,447,785 thousand (R$514,728,562 thousand in 2015).

b)   Consortium funds

	On June 30 - R$ thousand
	2016	2015
Monthly estimate of funds receivable from consortium members	511,283	459,481
Contributions payable by the group	24,199,299	22,078,126
Consortium members - assets to be included	21,577,943	19,805,945
Credits available to consortium members	4,719,394	4,468,878

	In units
	2016	2015
Number of groups managed	3,551	3,537
Number of active consortium members	1,216,208	1,126,619
Number of assets to be included	557,071	531,429

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB). As required by CMN Resolution, on March 7, 2016, Bradesco published its consolidated financial statements for December 31, 2014 and 2015 on its website, in accordance with IFRS standards. The net income and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen).

d)   In the first semester of 2016, Bacen changed the value of the deduction allowed on the reserve requirement collection on resources in savings deposits, according to the following table:

Bradesco     167

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Notes to the Consolidated Financial Statements

Description	Previous Rule	Current Rule
Resources from savings deposits

Deduction of R$200 million based on the calculation of the Savings Reserve Requirement until June 24, 2016 for Financial Institutions with Reference Assets (PR, in Portuguese), Level I, of less than R$5 billion.

Extending the deduction of R$200 million until December 30, 2016 and the deduction changed to R$100 million from January 2, 2017 to December 29, 2017 for Financial Institutions with Reference Assets (PR), Level I, of less than R$5 billion.

e)     In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

f)      In July, 2016, Bradesco announced to the market the completion of the acquisition of 100% of the equity of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. (together, known as "HSBC Brasil"), was completed and the total amount paid to HSBC Latin America Holdings Limited was of R$16.0 billion. This value is subject to adjustment post-closing based on the balance sheet of HSBC Brasil (IFRS based).

g)    Bradesco is aware of the publication of news about certain North American law firms, who are looking for plaintiffs for a possible class action for damages allegedly suffered by investors, by virtue of an alleged violation of the American law of capital markets. It is worth noting that, until the date of disclosure of these financial statements, it was not possible to neither measure the amounts involved nor indicate whether this case was assessed as a remote, possible and likely risk, since we have not yet been notified officially and we have not had access to the complete proceedings.

h)    There were no subsequent events that need to be adjusted or disclosed in the individual financial statements as of June 30, 2016.

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Management Bodies

Reference Date: July 11, 2016

Board of Directors	Department Directors (continued)	Integrated Risk Management
	Roberto de Jesus Paris	and Capital Allocation Committee
Chairman	Rogério Pedro Câmara	Alexandre da Silva Glüher - Coordinator
Lázaro de Mello Brandão	Waldemar Ruggiero Júnior	José Alcides Munhoz
	Wilson Reginaldo Martins	Aurélio Conrado Boni
Vice-Chairman		Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Directors	Sérgio Alexandre Figueiredo Clemente
	*Alexandre Cesar Pinheiro Quercia	Josué Augusto Pancini
Members	Antonio Chinellato Neto	Maurício Machado de Minas
Denise Aguiar Alvarez	Antonio Daissuke Tokuriki	Marcelo de Araújo Noronha
João Aguiar Alvarez	*Edmir José Domingues	Luiz Carlos Angelotti
Carlos Alberto Rodrigues Guilherme	Jefferson Ricardo Romon	Moacir Nachbar Junior
Milton Matsumoto	Marcio Henrique Araujo Parizotto	Gedson Oliveira Santos
José Alcides Munhoz	Paulo Eduardo Waack
Aurélio Conrado Boni	Paulo Manuel Taveira de Oliveira Ferreira	Nominating Committee
Lázaro de Mello Brandão - Coordinator
Board of Executive Officers	Regional Officers	Luiz Carlos Trabuco Cappi
Executive Officers	Alex Silva Braga	Carlos Alberto Rodrigues Guilherme
Chief Executive Officer	Almir Rocha	Milton Matsumoto
Luiz Carlos Trabuco Cappi	Altair Naumann	Alexandre da Silva Glüher
	Amadeu Emilio Suter Neto	André Rodrigues Cano
Executive Vice-Presidents	André Ferreira Gomes	Glaucimar Peticov
Domingos Figueiredo de Abreu	Antonio Piovesan
Sérgio Alexandre Figueiredo Clemente	Carlos Alberto Alástico	Sustainability Committee
Alexandre da Silva Glüher	Delvair Fidêncio de Lima	Luiz Carlos Angelotti - Coordinator
Josué Augusto Pancini	Francisco Aquilino Pontes Gadelha	Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas	Francisco Assis da Silveira Junior	Milton Matsumoto
Marcelo de Araújo Noronha	Geraldo Dias Pacheco	Aurélio Conrado Boni
	João Alexandre Silva	Domingos Figueiredo de Abreu
Managing Directors	José Flávio Ferreira Clemente	Sérgio Alexandre Figueiredo Clemente
André Rodrigues Cano	Leandro José Diniz	Alexandre da Silva Glüher
Luiz Carlos Angelotti	Luis Carlos Furquim Vermieiro	Josué Augusto Pancini
Nilton Pelegrino Nogueira	Osmar Sanches Biscuola	Maurício Machado de Minas
André Marcelo da Silva Prado		Moacir Nachbar Junior
Altair Antônio de Souza	Audit Committee
Denise Pauli Pavarina	Milton Matsumoto - Coordinator	Executive Disclosure Committee
Moacir Nachbar Junior	Osvaldo Watanabe	Luiz Carlos Angelotti - Coordinator
Octavio de Lazari Junior	Paulo Roberto Simões da Cunha	Domingos Figueiredo de Abreu
Alexandre da Silva Glüher
Deputy Directors	Compensation Committee	Moacir Nachbar Junior
Cassiano Ricardo Scarpelli	Lázaro de Mello Brandão - Coordinator	Marlene Morán Millan
Eurico Ramos Fabri	Luiz Carlos Trabuco Cappi	Antonio José da Barbara
Marlene Morán Millan	Carlos Alberto Rodrigues Guilherme	Carlos Wagner Firetti
Renato Ejnisman	Milton Matsumoto	Marcelo Santos Dall’Occo
Walkiria Schirrmeister Marchetti	Valdirene Soares Secato (Non-Manager)	Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Department Directors	Compliance and Internal Control Committee	Haydewaldo R. Chamberlain da Costa
Alexandre Rappaport	Milton Matsumoto - Coordinator
Amilton Nieto	Carlos Alberto Rodrigues Guilherme	Fiscal Council
André Bernardino da Cruz Filho	Aurélio Conrado Boni	Sitting Members
Antonio Carlos Melhado	Domingos Figueiredo de Abreu	Luiz Carlos de Freitas - Coordinator
Antonio Gualberto Diniz	Sérgio Alexandre Figueiredo Clemente	Domingos Aparecido Maia
Antonio José da Barbara	Alexandre da Silva Glüher	José Maria Soares Nunes
Aurélio Guido Pagani	Josué Augusto Pancini	Ariovaldo Pereira
Bruno D’Avila Melo Boetger	Maurício Machado de Minas	João Carlos de Oliveira
Carlos Wagner Firetti	Marcelo de Araújo Noronha
Clayton Camacho	Moacir Nachbar Junior	Deputy Members
Edilson Wiggers	Frederico William Wolf	João Batistela Biazon
Edson Marcelo Moreto	Gedson Oliveira Santos	Nilson Pinhal
Fernando Antônio Tenório	Joel Antonio Scalabrini	Renaud Roberto Teixeira
Frederico William Wolf	Johan Albino Ribeiro	Jorge Tadeu Pinto de Figueiredo
Gedson Oliveira Santos		Oswaldo de Moura Silveira
Glaucimar Peticov
Guilherme Muller Leal	Ethical Conduct Committee	Ombudsman Department
Hélio Vivaldo Domingues Dias	Milton Matsumoto - Coordinator	Nairo José Martinelli Vidal Júnior - Ombudsman
Hiroshi Obuchi	Carlos Alberto Rodrigues Guilherme
João Albino Winkelmann	Domingos Figueiredo de Abreu
João Carlos Gomes da Silva	Sérgio Alexandre Figueiredo Clemente
Joel Antonio Scalabrini	Alexandre da Silva Glüher
Johan Albino Ribeiro	Josué Augusto Pancini
José Luis Elias	Maurício Machado de Minas
José Ramos Rocha Neto	Marcelo de Araújo Noronha
Layette Lamartine Azevedo Júnior	André Rodrigues Cano
Lucio Rideki Takahama	Moacir Nachbar Junior
Luiz Carlos Brandão Cavalcanti Junior	Octavio de Lazari Junior
Marcelo Frontini	Marlene Morán Millan
Marcelo Santos Dall’Occo	Randal Luiz Zanetti
Marcos Aparecido Galende	Clayton Camacho
Marcos Daré	Frederico William Wolf
Marlos Francisco de Souza Araujo	Gedson Oliveira Santos
Octavio Manoel Rodrigues de Barros	Glaucimar Peticov	General Accounting Department
Paulo Aparecido dos Santos	Joel Antonio Scalabrini	Marcos Aparecido Galende
Pedro Bosquiero Junior	Nairo José Martinelli Vidal Júnior	Accountant - CRC 1SP201309/O-6

* The process is currently under the approval of Bacen.

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Independent Auditors’ Report on the Financial Statements

To the Board of Directors and Shareholders Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at June 30, 2016, the statements of income, changes in equity and cash flows for the six-month period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, above mentioned, present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at June 30, 2016, and its consolidated financial performance and its consolidated cash flows for the six-month period then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), for the six-month period ended June 30, 2016, preparation of which is the responsibility of the Banco Bradesco S.A’s Management, that is being presented as supplemental information. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Osasco, July 27, 2016

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC  2SP028567/O-1 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Audit Committee Report Summary of Banco Bradesco S.A.

Corporate Governance and the Respective Responsibilities

The Board of Directors of Banco Bradesco S.A. has opted for a single Audit Committee for all of the companies that are members of the Financial Conglomerate, including those in Grupo Bradesco Seguros.

The Audit Committee is a statutory advisory body, associated directly to the Board of Directors. It is currently composed of one board member and two more members, appointed each year by the Board of Directors, which takes into account the criteria set out in the applicable laws and regulations.

The Board is responsible for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements of the companies that make up the Bradesco Organization, as well as financial reports, in compliance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, and to the standards of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission – CVM, the National Council of Private Insurance – CNSP, the Superintendency of Private Insurance – Susep and the National Supplementary Health Agency – ANS, as well as the International Accounting Standards – IFRS.

The Board is also responsible for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the mitigation to acceptable levels of risk factors of the Bradesco Organization.

The Independent Audit is responsible for reviewing the financial statements and issuing a report on their adherence to the accounting principles. In addition, as a result of their work for the purpose of issuing the aforementioned report, it produces a report of recommendations on accounting procedures and internal controls, without prejudice to other reports that it is also responsible for preparing, like those of limited reviews of quarterly information required by the CVM.

The Internal Audit (Department of General Inspectorate) has as duties to assess the quality of the systems of internal controls of the Bradesco Organization and compliance with the policies and procedures defined by the Board, including those adopted in the preparation of accounting and financial reports.

It is up to the Audit Committee to assess the quality and effectiveness of the Internal and Independent Audits, based on a formal process, the effectiveness and sufficiency of internal control systems of the Bradesco Organization and analyze financial statements, issuing, when applicable, the relevant recommendations.

Among the duties of the Audit Committee are also those required by American Law Sarbanes-Oxley for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The Audit Committee discloses its rules on the site www.bradesco.com.br/ri, area of Corporate Governance.

Activities related to the first semester of 2016

The Committee has participated in 113 meetings with the areas of business, information technology, control and risk management and the internal and independent auditors, checking, through different sources, information about the aspects considered relevant or critical. The meetings were divided in the following manner:

Area of Institutions authorized to operate by the Brazilian Central Bank: 89

Area of Insurance, Pension and Capitalization: 17

Health: 7

Concerning further education, the Committee participated in conferences, seminars and courses that total 80 hours in the semester.

The work plan of the Audit Committee for the financial year of 2016 had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

•       processes for the preparation and dissemination of financial reports to shareholders and external users of accounting and financial information;

•       impairment of loans and advances: loans and advances portfolio (including guarantees, debentures etc), evaluating the estimated loss on impairment of its operations;

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Audit Committee Report Summary of Banco Bradesco S.A.

•       fair value of financial instruments: derivative financial instruments, available-for-sale securities and securities classified as trading securities measured at fair value;

•       provisions and contingent liabilities – tax, civil and labor;

•       recoverable value of assets: assets relating to tax credits, goodwill on the purchase of investments and intangible assets of indefinite lifecycle, which is supported by estimates of future profitability based on the business plan and budget prepared by the Management;

•       technical reserves for insurance: liabilities related to insurance contracts called technical provisions;

•       information technology: information security, Business Continuity Plan (BCP) etc;

•       customer care: claims, ombudsman, compliance etc;

•       money laundering prevention.

Internal Control Systems

Based on the work plan and the agenda defined for 2016, the Audit Committee was informed about the major processes in the Organization, evaluating their quality and the commitment of the leaders with its continuous improvement.

As a result of the meetings with the areas of the Bradesco Organization, the Audit Committee had the opportunity to offer to the Board of Directors suggestions for improvement in processes, as well as to monitor the implementations of recommendations for improvement, identified in the course of the audit assignments, in the demands of regulators and in discussions with the business and controls areas.

Based on the information and comments collected, the Audit Committee believes that the system of internal controls of the Bradesco Organization is appropriate to the size and complexity of its business and is structured so as to ensure the efficiency of its operations, of the systems that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

Independent Audit

The planning of the assignments of independent audit for the financial year 2016 was discussed with KPMG Auditores Independentes (KPMG) and, during the first semester of 2016, the audit teams responsible for services presented the results and main conclusions to the Audit Committee.

The relevant points highlighted in the report on the study and evaluation of accounting systems and internal controls, prepared in connection with the examination of the financial statements and their recommendations for the improvement of these systems, were discussed with the Committee, which requested monitoring of implementations of the improvements in the areas responsible.

Based on the planning submitted by the auditors and in subsequent discussions on the results, the Committee considers that the work carried out by the teams were appropriate to the business of the Organization.

Internal Audit

The Committee has asked the Internal Audit to consider, in its planning for the first half of 2016, several studies in line with the topics covered in the agenda of the Committee.

During the first semester of 2016, the teams responsible for implementing the planned jobs reported and discussed with the Audit Committee the main conclusions regarding processes, and inherent and residual risks.

On the basis of the discussions on the planning of the work of the Internal Audit, focused on risks, processes and the assessment of their results, the Audit Committee believes that the Internal Audit has responded adequately to the demands of the Committee and to the needs and requirements of the Organization and the regulatory bodies.

Financial Statements of Banco Bradesco S.A.

The Committee met with the areas of General Accounting, Planning, Budget and Control, and General Inspectorate and with the Independent Audit (KPMG) to evaluate the monthly, quarterly and half-yearly financial statements. In these meetings, the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published with the financial statements were analyzed and evaluated.

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Audit Committee Report Summary of Banco Bradesco S.A.

The accounting practices adopted by Bradesco were also considered in preparing the financial statements and their compliance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, as well as the compliance with the applicable law.

Before the disclosure of the Quarterly Information (ITR Form) and the half-yearly balance sheet, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors, the approval of the financial statements, audited for the period ended June 30, 2016.

Cidade de Deus, Osasco, SP, July 27, 2016

MILTON MATSUMOTO

(Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Specialist)

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Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A., for the first semester of 2016, and the technical feasibility study of generation of taxable profits, restated at present value, in order to establish the Deferred Tax Asset according to CVM Instruction No. 371/02, Resolution No. 3.059/02, of the National Monetary Council and Circular No. 3.171/02, of the Brazilian Central Bank, and in view of the report of KPMG Independent Auditors, presented without reservations, are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Society.

Cidade de Deus, Osasco, SP, July 27, 2016.

Luiz Carlos de Freitas

Domingos Aparecido Maia

José Maria Soares Nunes

Ariovaldo Pereira

João Carlos de Oliveira

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 2, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.